[Itau LOGO]                                   Banco Itau Holding Financeira S.A.

Management Discussion & Analysis and
Complete Financial Statements
March 2007

                                [GRAPHIC OMITTED]

Contents

Executive Summary                                                             03
Analysis of the Consolidated Net Income                                       13
- Managerial Financial Margin                                                 13
- Results from Loan and Lease Losses                                          14
- Banking Service Fees                                                        16
- Non Interest Expenses                                                       17
- Tax Expenses for ISS, PIS and Cofins                                        19
Pro Forma Financial Statements by Segment                                     21
Pro Forma Financial Statements by Subsegment                                  24
Itaubanco - Branch Banking                                                    26
Itaubanco - Credit Cards - Account Holders                                    27
Itaubanco - Insurance, Pension Plans and Capitalization                       28
Itaubanco - Investment Funds and Managed Portfolio                            32
Itau BBA                                                                      33
Itaucred                                                                      34
Risk Management                                                               38
Balance Sheet by Currency                                                     44
Activities Abroad                                                             45
Ownership Structure                                                           50
Securities Market Performance                                                 51
Report of Independent Accountants                                             53
Complete Financial Statements                                                 55

As from this quarter, the operations of FAI - Financeira Americanas Itau are consolidated in proportion to our percentage holding, equal to 50% of total capital in the Itaucred segment.

The tables in this report show the figures in millions. Variations, however, are calculated in units

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in tax legislation).


                                        2

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Executive Summary

Highlights - Managerial Criteria

                                             R$ Million (except where indicated)

Statements of Income                                  1st Q./07   4th Q./06   1st Q./06
---------------------------------------------------   ---------   ---------   ---------
  Net Income - Parent Company                             1,902       1,280       1,460
  Recurring Net Income                                    1,902       1,628       1,397
  Managerial Financial Margin (1)                         4,984       4,747       3,828
Income per Share (R$)
  Consolidated Net Income per share (2)                    1.59        1.08        1.32
  Consolidated Recurring Net Income per share (2)          1.59        1.38        1.26
  Number of Outstanding Shares - in thousands         1,199,792   1,197,218   1,107,735
  Book Value per share                                    20.81       19.68       15.00
  Dividends/JCP net of taxes (3) (R$ Million)               571         702         470
  Dividends/JCP net of taxes (3) per share                 0.48        0.59        0.42
  Market Capitalization (4) (R$ Million)                 86,277      92,270      71,859
  Market Capitalization (4) (US$ Million)                42,078      43,157      33,078
Performance Ratios (%)
  Return on Average Equity - Annualized (5)                31.3%       22.6%       36.3%
  Recurring Return on Average Equity Annualized (5)        31.3%       28.8%       34.7%
  Return on Average Assets - Annualized                     3.3%        2.5%        3.7%
  Recurring Return on Average Assets - Annualized           3.3%        3.1%        3.5%
  Solvency Ratio (BIS Ratio)                               16.5%       17.2%       16.9%
  Annualized Net Interest Margin (6)                       12.5%       12.7%       13.2%
  Nonperforming Loans Index (NPL)                           5.0%        5.3%        5.2%
  Provision for Loan Losses/Nonperforming Loans             166%        168%        181%
  Efficiency Ratio                                         44.1%       47.4%       47.2%

Balance Sheet                                   Mar 31, 07         Dec 31, 06         Mar 31, 06
------------------------------------------   ----------------   ----------------   ----------------
  Total Assets                                        257,850            209,691            164,423
    Credit Operations                        91,180             84,148             63,969
    Sureties, Endorsements and Guarantees     9,890   101,071    9,500    93,648    8,077    72,046
  Total Deposits                                       64,466             61,173             51,688
  Stockholders' Equity of Parent Company               24,971             23,564             16,619
Relevant Data
  Assets Under Management                             186,271            179,808            135,576
  Employees (Units)                                    62,421             59,921             51,765
  Active Customers (Million)                             13.0               12.9               12.6
  Products/Customer (Units)                               5.1                5.1                5.1
  Branches (Units)                                      2,637              2,603              2,408
  CSBs (Units)                                            749                780                791
  Automated Teller Machines (Units)                    23,101             23,096             22,316
  Taii Branches (Units)                                   838                834                688

(1) Described on page 5.

(2) Calculated considering the weighted average number of shares outstanding.

(3) JCP- interest on own capital. Amounts paid/provisioned (Note 15 - bII to the Financial Statements).

(4) Calculated based on the average quotation of preferred shares on the last trading day in the period.

(5) Annualized Return on Average Equity (ROE) was calculated by dividing Net Income of the parent company by the Average Stockholders' Equity of the parent company. The quotient of this division was multiplied by the number of periods of the year to derive the annualized ROE index.

(6) Does not include Treasury.

Main Market Shares as of Mar/07

Asset Management            16.3%
Automobile Finance (*)      23.3%
CPMF Collections            15.8%
Credit Cards                23.4%
Total Deposits (*) (**)     12.8%
Insurance Premiums (*)      11.0%
Private Pension Plans (*)   16.7%

(*) In December 2006. Sources: Bacen, Susep, Anbid, Abel, Federal Revenue and Abecs. Insurance Premiums based on VGBL and health insurance. Private Pension Plans includes the balance of technical reserves.

(**) Includes Funds Obtained in Open Market - Own Securities.

Macroeconomic Indices

                                      Mar 31, 07   Dec 31, 06   Mar 31, 06
                                      ----------   ----------   ----------
EMBI Brazil Risk                           167          195          235
CDI (In the Quarter)                       3.0%         3.1%         4.0%
Exchange Rate (Var. in the Quarter)       -4.1%        -1.7%        -7.2%
Exchange Rate (Quotation in R$)         2.0504       2.1380       2.1724
IGP-M (In the Quarter)                     1.1%         1.5%         0.7%
Savings (TR + 6% p.y.)                     2.0%         2.0%         2.0%


                                        3

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Managerial Statement of Income

New Accounting Criteria

During the quarter, in order to better align with market practices, we are adopting new accounting criteria for the appropriation of commission expenses paid to dealers on vehicle financing and leasing transactions. These expenses are now taken to income considering the contract terms. The income statement for the fourth quarter of 2006, shown on this page, has been adjusted to reflect this new accounting criterion. Accordingly, we have reversed the adjustments relating to credit renegotiations versus discounts granted, made when comparing the fourth and third quarters of 2006, as these end up being recurring effects as from the first quarter of 2007.

The reconciliation of net income per books and managerial net income is presented below, including the above mentioned adjustments. It should be emphasized that during the first quarter of 2007, our consolidated results were not impacted by any non-recurring event.

                                                                      R$ Million

                                                       1st Q./07   4th Q./06
                                                       ---------   ---------
Net Income                                               1,902       1,280
                                                         -----       -----
Financial Margin from Banking Operations                  (328)        254 (a)
  Loan Renegotiations x discounts (*)                       --         254
  Comission Expenses paid to Car Dealers                  (328)         --
Result from Loan Losses                                     --        (164)(b)
  Loan Renegotiations x discounts (*)                       --        (164)
Non-Interest Expenses                                       --          73 (c)
  Amortization of goodwill (**)                             --          73
Tax Expenses for ISS, PIS and Cofins                        15         (12)(d)
  PIS and Cofins of Non-recurring Effects                   15         (12)
Non-operating Income                                        --        (270)(e)
  Result from Credicard brand sale                          --        (270)
Income Tax and Social Contribution                         262          58 (f)
  Tax Effects                                              106          58
  Tax Benefit of JCP                                       156          --
BkB Chile and Uruguay Acquisition Effects                   --         408 (g)
Recurring Net Income - Previous Criteria                 1,851       1,628
                                                         -----       -----
Financial Margin from Banking Operations                   328          98 (h)
  Loan Renegotiations x discounts (*)                       --        (254)
  Reversal of Comission Expenses paid to Car Dealers       328         352
  (For conformity with 1st Q./07 criteria)
Result from Loan Losses                                     --         164 (i)
  Loan Renegotiations x discounts (*)                       --         164
Tax Expenses for ISS, PIS and Cofins                       (15)         (5)(j)
  PIS and Cofins for New Accounting Criteria               (15)         (5)
Income Tax and Social Contribution                        (262)        (87)(k)
  Tax for New Accounting Criteria                         (262)        (87)
Total - Effects of New Accounting Criteria                  51         170
                                                         -----       -----
Recurring Net Income - New Criteria                      1,902       1,798
                                                         -----       -----

As from this quarter, the consolidated financial statements include, on a line-per-line basis, the operations of BkB Chile and Uruguay.

(*) Some loan renegotiations provide to the clients discounts on timely payments. In the fourth quarter, we started to consider all loan renegotiations net of these discounts, adjusting the balance of these operations. Consequently, the net income in the fourth quarter decreased R$52 million impacting, net of taxes, R$160 million in the managerial financial margin and R$108 million in the expenses for provisions for loan losses, as shown in the table above.

(**) Refers basically to Shoptime, Previtec and Delle Holding.

The Management Discussion and Analysis Report is based on the Managerial Statement of Income, which arises from reclassifications made in the accounting statement of income. Details of such reclassifications can be found in the reports for June 2005 to March 2006. The table below shows the determination of managerial financial margin for the management of foreign exchange risk of investments abroad.

In the first quarter of 2007, the real appreciated by 4.1% against the dollar, compared to 1.7% in the prior quarter.

The real appreciated by 2.9% against the euro in the first quarter of 2007 and depreciated by 2.3% in the fourth quarter of 2006.

Managerial Financial Margin from Management of Foreign Exchange Risk on the Investments Abroad

                                                                      R$ Million

                                                            1st Quarter/07                          4th Quarter/06
                                                --------------------------------------  --------------------------------------
                                                          Result                                  Result
                                                Initial  Gross of    Tax    Result Net  Initial  Gross of    Tax    Result Net
                                                Balance    Taxes   Effects   of Taxes   Balance    Taxes   Effects   of Taxes
                                                -------  --------  -------  ----------  -------  --------  -------  ----------
Capital Investments Abroad (A)                    7,745                                  5,998
Exchange Variation on Investments Abroad (B)               (349)               (349)               (70)                (70)
Effect of exchange risk management of
investment abroad (C) = (D) + (E)                           802     (205)       597                313      (116)      197
                                                           ----     ----       ----                ---      ----       ---
  Assets Position in DI (D)                       7,745     248        0        248      5,998     202       (75)      127
  Liabilities Position in Foreign Currency (E)  (12,613)    554     (205)       349     (9,531)    111       (41)       70
                                                -------    ----     ----       ----     ------     ---      ----       ---
Managerial Financial Margin of Exchange Risk
of Investments Abroad (F) = (B) + (C)                       453     (205)       248                243      (116)      127

o     Hedging impact neutralizing the exchange rate volatility.


                                        4

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Managerial Statement of Income

Managerial Adjustments Made:
Adjustment 1: Distribution of Exchange Variation from Investments Abroad. Adjustment 2: Tax Effect of Hedge of Investments Abroad.

                                                                      R$ Million

                                                                                          Banco Itau Holding
                                                                        -----------------------------------------------------
                                                                                        Managerial Adjustments
                                                                                     ---------------------------
                            1st Quarter/07                              Accounting   Adjustment 1   Adjustment 2   Managerial
---------------------------------------------------------------------   ----------   ------------   ------------   ----------
Managerial Financial Margin                                               5,169           20            (205)         4,984
  o Banking Operations                                                    4,369           --              --          4,369
  o Treasury                                                                367           --              --            367
  o Management of Foreign Exchange Risk from Investments Abroad             433           20            (205)           248
Result from Loan Losses                                                  (1,262)          (4)             --         (1,266)
  Provision for Loan and Lease Losses                                    (1,500)          (4)             --         (1,504)
  Recovery of Credits Written Off as Losses                                 238           --              --            238
Net Result from Financial Operations                                      3,907           16            (205)         3,718
Other Operating Income/(Expenses)                                          (813)          14              26           (773)
Banking Service Fees                                                      2,420            1              --          2,421
Result from Operations of Insurance, Pension Plans and Capitalization       313           --              --            313
                                                                         (3,273)          (7)             --         (3,280)
Tax Expenses for ISS, PIS and Cofins                                       (497)          --              26           (472)
Equity in the Earnings of Associated Companies                               32           20              --             52
Other Operating Income                                                      192           (0)             --            192
Operating Income                                                          3,094           30            (180)         2,945
Non-Operating Income                                                         25            1              --             26
Income before Tax and Profit Sharing                                      3,119           31            (180)         2,970
Income Tax and Social Contribution                                       (1,065)          (2)            180           (887)
Profit Sharing                                                             (145)          --              --           (145)
Minority Interests                                                           (7)         (29)             --            (36)
Managerial Net Income                                                     1,902           --              --          1,902

Conciliation of the Managerial Financial Margin of Management of the Foreign Exchange Risk of Investments Abroad (table on the previous page); R$ 433 million + R$ 20 million = R$ 453 million.

                                                                      R$ Million

                                                                                 Banco Itau Holding
                                                 ---------------------------------------------------------------------------------
                                                                  Non                         Managerial       New
                                                               Recurring       Managerial     Published    Accounting   Managerial
4th Quarter/06                                   Accounting   Effects (*)   Adjustments (*)   4th Q./06     Criteria     Adjusted
----------------------------------------------   ----------   -----------   ---------------   ----------   ----------   ----------
Managerial Financial Margin                         4,638          254             (144)         4,747           98        4,845
  o Banking Operations                              3,937(a)       254               --          4,191(h)        98        4,289
  o Treasury                                          429           --               --            429           --          429
  o Management of Foreign Exchange Risk from
  Investments Abroad                                  272           --             (144)           127           --          127
Result from Loan Losses                            (1,311)        (164)               0         (1,475)         164       (1,311)
  Provision for Loan and Lease Losses              (1,614)(b)     (164)               0         (1,778)(i)      164       (1,614)
  Recovery of Credits Written Off as Losses           303           --               --            303           --          303
Net Result from Financial Operations                3,327           90             (144)         3,273          262        3,535
Other Operating Income/(Expenses)                  (1,043)          61               17           (965)          (5)        (970)
Banking Service Fees                                2,455           --                1          2,456           --        2,456
Result from Operations of Insurance, Pension
  Plans and Capitalization                            313           --               --            313           --          313
Non-interest Expenses                              (3,440)(c)       73               (4)        (3,371)           0       (3,371)
Tax Expenses for ISS, PIS and Cofins                 (524)(d)      (12)              15           (521)(j)       (5)        (525)
Equity in the Earnings of Associated Companies         59           --              (12)            47           --           47
Other Operating Income                                 93           --               17            110           --          110
Operating Income                                    2,284          151             (128)         2,307          257        2,565
Non-Operating Income                                  297(e)      (270)               0             28           --           28
Income before Tax and Profit Sharing                2,581         (118)            (127)         2,335          257        2,593
Income Tax and Social Contribution                   (666)(f)       58              104           (504)(k)      (87)        (591)
Profit Sharing                                       (211)          --               --           (211)          --         (211)
Minority Interests                                    (16)          --               24              7           --            7
BkB Brazil - acquisition impact                      (408)(g)      408               --             --           --           --
Managerial Net Income                               1,280          348               --          1,628          170        1,798

(*) Details of managerial adjustments were disclosed in the Report on Managerial Analysis of Operations for the fourth quarter of 2006, available at our website http:// www.itau.com.br.


                                       5

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau Logo]

Executive Summary

First Quarter of 2007

Net Income and Annualized Return on Average Equity

                                    [GRAPHIC]

We achieved a consolidated net income of R$ 1,902 million in the first quarter of 2007, which corresponds to a 16.9% increase from the consolidated recurring net income for the last quarter of the prior year. The balance of equity of the parent company amounted to R$ 24,971 million at March 31, 2007, bringing recurring return on average equity to 31.3% in the period. The reduction by R$ 110 million in the expense for the allowance for loan losses and the decline by R$ 91 million of non-interest expenses (essentially personnel expenses and other administrative expenses) quarter-on-quarter should be highlighted and are analyzed below.

Credit Operations (*)

                                                                      R$ Billion

                                    [GRAPHIC]

(*)  Includes endorsements and sureties.

                                                                      R$ Million

                                                                                         Variation (%)
                                                                                       -----------------
                                                                                       mar/07-   mar/07-
                                   Mar 31, 07   Dec 31, 06   Mar 31, 06   Dec 31, 05    dec/06    mar/06
                                   ----------   ----------   ----------   ----------   -------   -------
Individuals                           46,404      40,487       30,813       28,471       14.6%     50.6%
  Credit Card                          8,706       9,188        6,904        7,216       -5.3%     26.1%
  Personal Loans                      16,033      13,284       11,457       10,320       20.7%     39.9%
  Vehicles                            19,830      18,014       12,451       10,936       10.1%     59.3%
  Mortgage Loans (Chile/Uruguay)       1,835
Businesses                            49,012      47,263       36,703       34,744        3.7%     33.5%
  Corporate                           24,615      26,816       22,962       21,960       -8.2%      7.2%
  Small and middle market             24,397      20,446       13,741       12,784       19.3%     77.6%
Directed Loans                         5,655       5,898        4,529        4,541       -4.1%     24.9%
                                     -------      ------       ------       ------        ---      ----
Total                                101,071      93,648       72,046       67,756        7.9%     40.3%
                                     -------      ------       ------       ------        ---      ----

At March 31, 2007, our loan portfolio, including sureties and guarantees, totaled R$ 101,071 million, or a 7.9% increase from the last quarter of the prior year. Once again, the increase in the loan portfolio was strongly influenced by the growth in the volume of vehicle financing transactions, which was 10.1% above the prior quarter figure. Personal loan transactions increased by 20.7%, largely as a result of the consolidation of BkB operations in Chile and Uruguay (R$ 2,326 million). The decline in credit card transactions in the quarter is attributable to seasonal factors. Similarly, the increase in the balance of transactions with micro, small and mid-sized companies is significantly associated with the consolidation of BkB operations in Chile and Uruguay (R$ 1,664 million), while the balance of transactions with large companies decreased compared to the last quarter of the prior year. Rural loans decreased quarter-on-quarter.

Managerial Financial Margin (*)

                                                                      R$ Million

                                    [GRAPHIC]

(*) The figures for the fourth quarter of 2006 have been adjusted by applying the same accounting criteria adopted in the first quarter of 2007.

Our managerial financial margin grew by 2.9% compared to the previous quarter, primarily on account of the expansion in the volume of credit transactions, in particular vehicle financing transactions, as well as the consolidation of BkB operations in Chile and Uruguay. The margin was also adversely affected by the performance of variable income funds, whose performance was not the same as in the prior period. Treasury financial margin declined from the prior quarter due to lower results of fixed-rate instruments in the domestic market and arbitrage transactions in international markets, primarily sovereign debt securities. The financial margin of management of exchange risk of investments abroad - basically corresponding to the remuneration of capital used in these investments at the CDI rate - increased due to higher investments abroad, associated with the acquisition of BkB operations in Chile and Uruguay. Additionally, as from this quarter this margin is determined taking the CDI rate gross of tax effects, while in prior quarters this rate was taken net of tax effects.


                                        6

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau Logo]

Executive Summary

First Quarter of 2007

NPL Ratio*- Individuals x Businesses

                                    [GRAPHIC]

(*) Nonperforming Loans: Loan transactions overdue more than 60 days.

The nonperforming loan ratio declined to 5.0% in the first quarter of 2007, as a result of the consolidation of BkB's portfolio in Chile and Uruguay. Should this contribution not be considered, the ratio would be 5.2%, virtually unaltered from the fourth quarter of 2006. The expense for allowance for loan losses in the first quarter of 2007 decreased by R$ 110 million compared to the prior quarter, as a result of the improved quality of risk, in particular with respect to credit card transactions. Moreover, revenues from recovery of credits previously written-off as losses declined by R$ 65 million. Finally, during the first quarter of 2007, we increased the allowance by R$ 50 million in excess of government requirements to cover possible loan losses.

Banking Service Fees

                                                                      R$ Million

                                    [GRAPHIC]

The reduction in banking service fees in the first quarter of 2007 is attributable to the establishment of a R$ 16 million allowance for delays in the receipt of INSS fees due, as well as a seasonal decrease in the demand for primary share offer coordination and investment banking services.

Non Interest Expenses

                                                                      R$ Million

                                    [GRAPHIC]

In the first quarter of 2007, non-interest expenses decreased by 2.7% from the prior quarter, as a result of the combination of several factors detailed on page 17 of this report. However, it should be pointed out that this decline is even more significant when we consider the impact of the consolidation of BkB operations in Chile and Uruguay and the expansion in the number of branches during the period. As of March 31, we had 2,637 branches, which corresponds to the addition of 34 new units from December 2006. The reduction in non-interest expenses helped us to improve our efficiency ratio from 46.8% in the previous quarter to 44.1% now.

Efficiency Ratio (%) (*)

                                    [GRAPHIC]

(*)  The criteria for calculating the efficiency ratio are detailed on page 18.

Unrealized Profit/(Loss)

                                                                      R$ Million

                                    [GRAPHIC]

Unrealized profit/(loss) in the results increased by R$ 191 million in relation to the previous quarter. During the period, unrealized results of credit transactions increased, due to the impact of the reduction of the interest rate on fixed-rate transactions. Furthermore, the valuation of our interest in Banco BPI increased, as its shares appreciated in the market. In the first quarter of 2007, the balance of the provision in excess of the minimum required to cover doubtful loans added up to R$ 1,750 million. We note that this excess provision is not taken into consideration in determining unrealized profit/(loss).


                                        7

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau Logo]

Executive Summary

Consolidated Pro Forma Balance Sheet

                                                                      R$ Million

                                                                                                    Variation
                                                                                                -----------------
                                                                                                mar/07-   mar/07-
ASSETS                                                   Mar 31, 07   Dec 31, 06   Mar 31, 06   dec/06    mar/06
------------------------------------------------------   ----------   ----------   ----------   -------   -------
Current and Long Term Assets                               254,062      205,106      161,509     48,956    92,553
  Cash and Cash Equivalents                                  4,509        3,391        2,332      1,117     2,177
  Short Term Interbank Deposits                             41,771       31,409       22,362     10,362    19,409
  Securities and Derivative Instruments                     62,659       46,236       35,601     16,424    27,058
  Interbank and Interbranch Accounts                        17,097       15,577       13,471      1,520     3,625
  Loans, Leasing Operations and Other Credits               91,180       84,148       63,969      7,032    27,211
  (Allowance for Loan Losses)                               (7,614)      (7,431)      (4,668)      (183)   (2,946)
  Other Assets                                              44,460       31,775       28,442     12,686    16,019
    Foreign Exchange Portfolio                              23,157       12,872       13,840     10,285     9,317
    Others                                                  21,303       18,903       14,602      2,401     6,701
Permanent Assets                                             3,788        4,585        2,914       (798)      874
    Investments                                              1,135        2,010          827       (876)      308
    Fixed Assets                                             2,142        2,086        1,808         55       334
    Deferred Changes                                           511          489          279         23       232
                                                           -------      -------      -------     ------    ------
TOTAL ASSETS                                               257,850      209,691      164,423     48,159    93,427
                                                           -------      -------      -------     ------    ------

                                                                      R$ Million

                                                                                                    Variation
                                                                                                -----------------
                                                                                                mar/07-   mar/07-
LIABILITIES                                              Mar 31, 07   Dec 31, 06   Mar 31, 06   dec/06    mar/06
------------------------------------------------------   ----------   ----------   ----------   -------   -------
Current and Long Term Liabilities                          231,495      184,751      146,390     46,744   85,105
  Deposits                                                  64,466       61,173       51,688      3,293   12,778
    Demand Deposits                                         17,970       19,097       11,681     (1,127)   6,289
    Savings Accounts                                        23,242       22,912       19,204        330    4,038
    Interbank Deposits                                       2,307        2,167          800        140    1,506
    Time Deposits                                           20,948       16,997       20,003      3,951      945
    Deposits Received under Securities Repurchase
      Agreements                                            59,774       39,345       21,915     20,429    37,859
    Funds from Acceptances and Issue of Securities           7,831        7,541        6,714        290    1,117
    Interbank and Interbranch Accounts                       4,268        2,175        2,271      2,093    1,997
    Borrowings and On-lendings                              12,220       10,517        8,201      1,703    4,019
    Financial and Derivative Instruments                     3,332        2,246        2,290      1,086    1,042
    Technical Provisions for Insurance, Pension Plans
      and Cap.                                              20,131       19,036       15,538      1,094     4,592
  Other Liabilities                                         59,473       42,717       37,773     16,756   21,700
    Foreign Exchange Portfolio                              23,474       13,124       14,032     10,350    9,441
    Subordinated Debt                                        9,525        4,566        4,471      4,959    5,055
    Others                                                  26,474       25,027       19,270      1,447    7,204
Deferred Income                                                 78           81           73         (3)       5
Minority Interest in subsidiaries                            1,306        1,295        1,341         11      (35)
Stockholders' Equity of Parent Company                      24,971       23,564       16,619      1,406    8,352
                                                           -------      -------      -------     ------   -------
TOTAL LIABILITIES                                          257,850      209,691      164,423     48,159    93,427
                                                           -------      -------      -------     ------   -------
Deposits                                                    64,466       61,173       51,688      3,293   12,778
Assets under Management                                    186,271      179,808      135,576      6,462   50,694
Total Deposits + Assets under Management                   250,737      240,981      187,264      9,756   63,473

Note: The decrease in Investments at March 31, 2007 was due to the line-per-line consolidation of BkB's operations in Chile and Uruguay.


                                        8

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Executive Summary

Consolidated Pro Forma Statement of Income

                                                                      R$ Million

                                                                                                              Variation
                                                                                                        ---------------------
                                                                               4th Q./06                1st Q/07-   1st Q/07-
                                                   1st Q./07   4th Q./06 (*)   Published    1st Q./06   4th Q/06    1st Q/06
                                                   ---------   -------------   ----------   ---------   ---------   ---------
Managerial Financial Margin                            4,984       4,845            4,747       3,848        139      1,136
  o Banking Operations                                 4,369       4,289            4,191       3,403         80        966
  o Treasury                                             367         429              429         296        (62)        71
  o Management of Foreign Exchange Risk from
    Investments Abroad                                   248         127              127         149        120         99
Result from Loan Losses                               (1,266)     (1,311)          (1,475)     (1,157)        45       (109)
  Provision for Loan and Lease Losses                 (1,504)     (1,614)          (1,778)     (1,315)       110       (189)
  Recovery of Credits Written Off as Losses              238         303              303         159        (65)        80
Net Result from Financial Operations                   3,718       3,535            3,273       2,691        184      1,027
Other Operation Income (Expenses)                       (773)       (970)            (965)       (671)       196       (103)
  Banking Service Fees                                 2,421       2,456            2,456       2,121        (35)       300
  Result from Operations of Insurance,
    Pension Plans and Cap.                               313         313              313         226         (0)        87
  Non-interest Expenses                               (3,280)     (3,371)          (3,371)     (2,798)        91       (481)
  Tax Expenses for ISS, PIS and Cofins                  (472)       (525)            (521)       (413)        54        (59)
  Equity in the Earnings of Associated Companies          52          47               47          61          5         (9)
  Other Operating Income                                 192         110              110         132         81         59
Operating Income                                       2,945       2,565            2,307       2,020        380        925
  Non-operating Income                                    26          28               28          (2)        (2)        28
Income before Tax and Profit Sharing                   2,970       2,593            2,335       2,018        378        952
Income Tax and Social Contribution                      (887)       (591)            (504)       (405)      (296)      (482)
Profit Sharing                                          (145)       (211)            (211)       (167)        66         22
Minority Interests                                       (36)          7                7         (48)       (43)        12
                                                   ---------      ------        ---------   ---------      -----     ------
Net Income of Parent Company                           1,902       1,798            1,628       1,397        104        505
                                                   ---------      ------        ---------   ---------      -----     ------
Number of shares outstanding - in thousands        1,199,792                    1,197,218   1,107,735      2,573     92,057
Book value per share - R$                              20.81                        19.68       15.00       1.13       5.81
Net Income per share - R$                               1.59                         1.38        1.26       0.21       0.32

Note: The Consolidated Statement of Income in the 1st Quarter/07 consolidates BkB's operations in Chile and Uruguay.

(*) The figures for the fourth quarter of 2006 have been adjusted by applying the same accounting criteria adopted in the first quarter of 2007.


                                        9

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Executive Summary
First Quarter of 2007

Results by Segment

Itaubanco

Net income for the Itaubanco segment amounted to R$ 1,259 million in the first quarter of 2007, corresponding to a 4.2% increase compared to the prior quarter. The reduced financial margin of banking transactions is largely associated with the fact that, in the quarter, variable income funds in the insurance, private pension plan and capitalization sub-segment did not have the same performance as in the prior quarter. The rise in treasury financial margin mainly arises from gains on fixed-rate transactions and proprietary positions abroad. The increase in financial margin of management of exchange of investments abroad relates to the expansion of investments abroad. During the period, the provision for loan losses declined, as a result of the consolidation of operations in Chile and Uruguay and the evolution of credit transactions recorded as overdue previously contracted. On the other hand, the decline in non-interest expenses is basically attributable to decreased expenses for facilities, third-party services, marketing, and tax expenses for CPMF and other taxes. The increased Income Tax and Social Contribution on Net Income expense is due to the higher taxable operating profit, as well as the decreased tax benefit from interest on own capital, as the Board of Directors determined that the monthly prepayment of minimum mandatory dividends will be made as dividends, rather than interest on own capital (see page 19 of this report).

Itau BBA

Net income of the Itau BBA segment totaled R$ 243 million in the first quarter, an 18.1% decline from the prior quarter. Financial margin of banking transactions decreased by 17.7% from the previous quarter, in particular due the recording of financial expenses of R$ 30 million for the early settlement of funds obtained which were replaced by lower cost lines, gains from structured credit transactions in the fourth quarter of 2006, and higher floating gains on account of the seasonality of cash management volumes seen in December of any given year. As to treasury transactions, the result of R$ 57 million in the quarter is based on arbitrages in local and international markets, while the prior quarter results were impacted by the reduction in the country risk on the sovereign securities portfolio, and the reduction in local interest rates in the future market on fixed-interest asset positions. Net results of doubtful loans was a R$ 44 million credit, due to reassessments of risk ratings and reversal of provisions for specific loans previously recorded as overdue. Banking service fees declined by 7.5%, which is attributable to the decrease in commissions on capital market transactions. Non-interest expenses dropped by 9.4% relative to the prior quarter, primarily as a result of lower depreciation costs and donations under the Rouanet Law.

Itaucred

The Itaucred segment posted net income of R$ 297 million in the first quarter of 2007, growing by 19.7% over the prior quarter. The increase in credit transactions, in particular vehicle financing and leasing, led the managerial financial margin to outperform the prior quarter figure by 15.1%. The expansion in the portfolio came in tandem with improved quality of risk, which helped reduce the allowance for doubtful loans. The increase in non-interest expenses is due to the fact that, in this quarter, we did not have the benefit arising from the reversal of provisions for civil claims, which impacted the last quarter of 2006. With respect to Taii, the loan portfolio totaled R$ 3,241 million in the first quarter of 2007, increasing by 0.4% from the prior quarter.

Corporation

The results of the Corporation are basically derived from the financial results connected with the investment of our excess capital. Income Tax and Social Contribution on Net Income expenses are associated with a lower tax benefit from interest on own capital compared to the fourth quarter of 2006, as the Board of Directors determined that the monthly advance payment on minimum mandatory dividends will be made as dividends, rather than as interest on own capital. Changes in the "Others" line primarily arise from the reversal of the provision for tax claims recorded prior to the spin-off of credit card customers that are not bank customers (Credicard), on account of the review of the likelihood of losses.


                                       10

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Executive Summary
First Quarter of 2007

The pro forma financial statements of Itaubanco, Itau BBA, Itaucred and Corporation presented below are based on managerial information and reflect more accurately the performance of our various business units. Between the first quarter of 2007 and the fourth quarter of 2006, the following variations in the income statements of the segments were to be seen:

Pro Forma Statement of Income by Segment

                                                                      R$ Million

                                               1st Q./07   4th Q./06 (*)   Variation
                                               ---------   -------------   ---------
                  Itaubanco
  Managerial Financial Margin                    3,306         3,238           67
  o Banking Operations                           2,816         2,885          (69)
  o Treasury                                       310           263           47
  o Management of Foreign Exchange Risk from
    Investments Abroad                             179            90           89
  Result from Loan Losses                         (874)         (812)         (62)
  Banking Service Fees                           1,909         1,913           (4)
  Non-Interest Expenses(1)                      (2,501)       (2,533)          32
  Income Tax and Social Contribution              (538)         (524)         (14)
  Other(2)                                         (42)          (74)          32
                                                ------        ------          ---
Net Income of Itaubanco (A)                      1,259         1,208           51
                                                ------        ------          ---

                  Itau BBA
  Managerial Financial Margin                      400           536         (137)
  o Banking Operations                             274           333          (59)
  o Treasury                                        57           166         (109)
  o Management of Foreign Exchange Risk from
     Investments Abroad                             69            37           31
  Result from Loan Losses                           44           (30)          74
  Banking Service Fees                             134           145          (11)
  Non-Interest Expenses(1)                        (195)         (215)          20
  Income Tax and Social Contribution              (101)          (64)         (37)
  Other(2)                                         (39)          (75)          36
                                                  ----           ---          ---
Net Income of Itau BBA (B)                         243           297          (54)
                                                  ----           ---          ---

                  Itaucred
  Managerial Financial Margin                    1,141           991          150
  Result from Loan Losses                         (436)         (440)           5
  Banking Service Fees                             380           385           (6)
  Non-Interest Expenses(1)                        (548)         (531)         (17)
  Income Tax and Social Contribution              (152)          (88)         (65)
  Other(2)                                         (88)          (70)         (18)
                                                  ----           ---          ---
Net Income of Itaucred (C)                         297           248           49
                                                  ----           ---          ---

                Corporation
  Managerial Financial Margin                      137            79           58
  Non- Interest Expenses(1)                        (38)          (82)          44
  Income Tax and Social Contribution               (96)           84         (180)
  Other(3)                                         100           (37)         136
                                                 -----         -----         ----
Net Income of Corporation (D)                      102            45           58
                                                 -----         -----         ----
NET INCOME OF ITAU (A) + (B) + (C ) + (D)        1,902         1,797          105
                                                 -----         -----         ----

(1) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.

(2) Includes the Income from Insurance, Pension Plan and Capitalization Operations, Tax Expenses - ISS, PIS and COFINS, Other Operating Revenues, Non-Operating Income, and Profit Sharing.

(3) Includes Tax Expenses - ISS, PIS and Cofins, Equity in the Earnings of Associated Companies, Other Operating Revenues, Non-Operating Income, Profit Sharing and Minority Interests in Subsidiary Companies.

(*) The figures for the fourth quarter of 2006 have been adjusted by applying the same accounting criteria adopted in the first quarter of 2007.


                                       11

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

[Itau LOGO]                                   Banco Itau Holding Financeira S.A.

Analysis of the Consolidated Net Income

                                [GRAPHIC OMITTED]

Analysis of the Consolidated Net Income

Managerial Financial Margin

In the first quarter of 2007, managerial financial margin increased by R$ 139 million, primarily due to the following factors:

The increase in investments abroad, corresponding to the acquisition of BkB operations in Chile and Uruguay, and the use of the CDI rate gross of tax effects to determine the financial margin of management of exchange risk of investments abroad contributed to a R$ 115 million rise quarter-on-quarter in the margin of transactions that are sensitive to interest rate variations. Similarly, the increase in the average balance of spread-sensitive transactions led the financial margin of these transactions to grow by R$ 85 million quarter-on-quarter, partly offsetting the pressure on spreads arising from the declining interest rates.

The treasury financial margin decreased when compared to the prior quarter on account of lower gains on debt instruments in the domestic market and arbitrage transactions in international markets, particularly with respect to sovereign debt securities. Accordingly, the annualized rate of managerial financial margin stood at 12.5% in the first quarter of 2007, against 13.0% in the prior quarter.

Analysis of the Managerial Financial Margin

                                                                      R$ Million

                                                     1st Q./07                   4th Q./06 (*)
                                           ----------------------------   ----------------------------
                                           Average   Financial    Rate    Average   Financial    Rate
                                           Balance     Margin    (p.y.)   Balance     Margin    (p.y.)
                                           -------   ---------   ------   -------   ---------   ------
Demand Deposits + Floatings                 23,398                         21,231
(-) Compulsory Deposits                     (8,340)                        (7,392)
Contingent Liabilities (-) Contingent
  Assets                                       947                            795
Tax and Social Security Liabilities (-)
  Deposits in guarantee                      5,380                          4,968
(-) Tax Credits                             (7,527)                        (7,499)
Working Capital (Equity + Minority
  Interests - Permanent Assets - Capital
  Allocated to Treasury)                     9,791                         11,004
                                            ------      ---       ----     ------      ---       ----
Subtotal                                    23,649      716       12.1%    23,106      722       12.5%
                                            ------      ---       ----     ------      ---       ----
Management of Foreign Exchange Risk from
   Investments Abroad                        8,184      248       12.1%     6,453      127        7.9%
                                            ------      ---       ----     ------      ---       ----
Operations Sensitive to Variation in the
  Interest Rate                             31,834      964       12.1%    29,559      849       11.5%
                                            ------      ---       ----     ------      ---       ----

                                           Average   Financial    Rate    Average   Financial    Rate
                                           Balance     Margin    (p.y.)   Balance     Margin    (p.y.)
                                           -------   ---------   ------   -------   ---------   ------
Cash and Cash Equivalents + Interbank
  Deposits + Securities - Derivative
Financial Instruments                       28,462                         23,904
Interbank and Interbranch Accounts           7,997                          7,994
Loans, Leasing and Other Credits            87,664                         82,164
(Allowance for Loan Losses)                 (7,522)                        (7,241)
Net Foreign Exchange Portfolio
  (Asset/Liability)                           (284)                          (211)
                                           -------     -----      ----    -------     -----      ----
Operations Sensitive to Spreads            116,317     3,653      12.6%   106,610     3,568      13.4%
                                           -------     -----      ----    -------     -----      ----
Total (A + B) (Net interest margin)
  (Page 5)                                 148,151     4,617      12.5%   136,169     4,416      13.0%
                                           -------     -----      ----    -------     -----      ----
Treasury Financial Margin (Page 5)                       367                            429
                                                       -----                          -----
Total Managerial Financial Margin                      4,984                          4,845
                                                       -----                          -----

The table on the side shows the impact that would arise should benchmark interest rates decline by one percentage point. In such event, the financial margin of transactions which are sensitive to changes in the benchmark rate would decrease by R$ 80 million, corresponding to R$ 318 million per year.

R$ 31,834 million X 1% = R$ 318 million per year
                         or
                         R$ 80 million per quarter

(*) The figures for the fourth quarter of 2006 have been adjusted by applying the same accounting criteria adopted in the first quarter of 2007.


                                       13

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Analysis of the Consolidated Net Income

Results from Loan and Lease Losses

Expenses for Provision for Loan Losses and Recovery of Credits Written-off as Losses

                                                                      R$ Million

                                                  1st Q./07                       4th Q./06 (*)
                                       -------------------------------   --------------------------------
                                       Provision                         Provision                          Var. (%)
                                        for Loan     Credit               for Loan      Credit              --------
                                         Losses    Recoveries    Total     Losses     Recoveries    Total     Total
                                       ---------   ----------   ------   ---------   -----------   ------   --------
Itaubanco                                (1,056)      182         (874)    (1,048)       235         (812)      7.6%
  Banking                                  (958)      164         (794)      (915)       207         (708)     12.2%
  Credit Cards - Account Holders            (98)       18          (80)      (133)        28         (105)    -23.8%

Itau BBA                                     43         1           44        (65)        35          (30)   -246.1%

Itaucred                                   (491)       55         (436)      (511)        71         (440)     -1.1%
  Vehicles                                 (226)       25         (201)      (248)        33         (215)     -6.6%
  Credit Cards - Non-Account Holders       (152)       11         (141)      (177)        18         (159)    -11.4%
  Taii                                     (112)       18          (94)       (86)        20          (66)     41.7%

Corporation                                  --        --           --         11        (38)         (28)   -100.0%

Total                                    (1,504)      238       (1,266)    (1,614)       303       (1,311)     -3.4%

(*) The figures for the fourth quarter of 2006 have been adjusted by applying the same accounting criteria adopted in the first quarter of 2007.

The expense for the provision for doubtful loans declined by 6.8% relative to the fourth quarter of 2006. Such decline is essentially due to the improved portfolio quality of the Itaucred segment, as a result of the adoption of credit policies which favor those transactions with a better risk profile, and the reversal of a provision in the Itau BBA segment. The continuing improvement in credit cycle processes have enabled us to maintain high growth rates in the portfolio, while simultaneously improving the risk profile of new loans.

The risk of Itaubanco portfolios improved on account of the consolidation of BkB Chile and Uruguay operations, and the evolution of loan and financing transactions previous contracted and recorded as overdue.

The reversal of the provision in Itau BBA is associated with revised risk ratings ascribed to large customers, whose financial condition improved, as well as the settlement of certain transactions which were previously recorded as overdue loans.

For Itaucred, we note that the expansion in Taii's portfolio, coupled with the risk profile of its customers, gave rise to an increase in the allowance for doubtful loans quarter-on-quarter. The risk evolution of transactions in the Vehicle and Credit Card - Non Account Holders sub-segments, on the other hand, helped to decrease the expense for the allowance for doubtful losses when comparing the first quarter of 2007 with the fourth quarter of 2006.

In the first quarter of 2007, we recorded a R$ 238 million income from the recovery of credits written-off as losses, representing a R$ 65 million reduction compared to the last quarter of the previous year. At the end of 2006, we undertook intense efforts to recover credits written-off as losses, by running specific campaigns. These initiatives were aimed at taking advantage of positive market conditions driven by various factors, among them the payment of the 13th month salary, thus increasing the recovery of loan transactions in that period.

Also in the first quarter, the balance of the provision was increased by R$ 50 million in excess of the minimum required to cover doubtful loans.

During the quarter, our nonperforming loan ratio was 5.0%, corresponding to a 20 basis points reduction compared to the last quarter of 2006. Such decline is essentially due to the consolidation of BkB's credit portfolios in Chile and Uruguay.

However, disregarding this impact, the ratio remained virtually stable compared to the prior quarter, standing at 5.2%. This performance indicator reflects the proactive policies adopted by us, as well as our efforts to enhance our relationship with customers with a better risk profile.

Nonperforming Loans

                                                                      R$ Million

                                Mar 31, 07   Dec 31, 06   Sep 30, 06
                                ----------   ----------   ----------
Total Nonperforming Loans (a)      4,599        4,426        4,173
Credit Portfolio (b)              91,180       84,148       80,179
NPL Ratio [ (a) / (b) ] x 100        5.0%         5.3%         5.2%

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual basis.


                                       14

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Analysis of the Consolidated Net Income

Nonperforming loan ratios for our segments and sub-segments are shown below.

Nonperforming Loans by Segment

                                                                      R$ Million

                                                  Mar 31, 07                       Dec 31, 06
                                        ------------------------------   ------------------------------   Sep 30, 06   Jun 30, 06
                                         NPL     Portfolio   NPL Ratio    NPL     Portfolio   NPL Ratio    NPL Ratio    NPL Ratio
                                        -----   ----------   ---------   -----   ----------   ---------   ----------   ----------
Itaubanco                               2,741     41,937        6.5%     2,614     35,985        7.3%         7.5%         6.7%
  Banking                               2,486     37,492        6.6%     2,355     31,031        7.6%         7.7%         6.6%
  Credit Cards - Account Holders          255      4,446        5.7%       260      4,954        5.2%         5.9%         7.5%
Itau BBA                                   14     20,787        0.1%       150     21,334        0.7%         0.1%         0.2%
Itaucred                                1,844     28,456        6.5%     1,662     26,829        6.2%         6.4%         7.1%
  Vehicles                              1,077     21,284        5.1%       936     19,316        4.8%         5.0%         5.4%
  Credit Cards - Non-Account Holders      257      3,932        6.5%       235      4,285        5.5%         6.6%         9.9%
  Taii                                    511      3,241       15.8%       492      3,228       15.2%        13.9%        12.6%
Total                                   4,599     91,180        5.0%     4,426     84,148        5.3%         5.2%         5.1%

During the period, the total balance of overdue loans exceeded the balance of the provision for doubtful loans by R$ 291 million.

Our coverage ratio - derived by dividing the balance of the provision for doubtful loans by the balance of loans more than 60 days overdue - remained stable compared to the prior quarter.

Coverage Ratio (*)

                                    [GRAPHIC]

(*) Provision for Loans and Lease Losses/Total Nonperforming Loans.

Abnormal Portfolio (*)

                                                                      R$ Million

                            Mar 31, 07   Dec 31, 06   Sep 30, 06   Jun 30, 06   Mar 31, 06
                            ----------   ----------   ----------   ----------   ----------
Abnormal Portfolio             7,905        6,943        6,817        5,704        4,928
Provision for Loan Losses     (7,614)      (7,431)      (7,052)      (5,609)      (4,668)
Difference                      (291)         487          235          (95)        (260)

(*) Abnormal Portfolio is the total of installments overdue for more than 15 days.


                                       15

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Analysis of the Consolidated Net Income

Banking Service Fees

                                                                      R$ Million

                                                                                                    Variation
                                                                                            -------------------------
                                                                                            1st Q./07 -   1st Q./07 -
                                                        1st Q./07   4th Q./06   1st Q./06    4th Q./06     1st Q./06
                                                        ---------   ---------   ---------   -----------   -----------
Asset Management                                            482         483         449          (0)           34
  Mutual Fund Management Fees                               473         470         434           3            39
  Income from Administration of Consortia                    10          13          15          (3)           (5)
Current Account Services                                    405         410         365          (5)           40
Credit Operations and Guarantees Provided                   498         486         388          12           110
  Credit Operations                                A        467         454         360          13           107
  Income from Guarantees Provided                            31          32          27          (1)            4
Collection Services                                         222         250         224         (28)           (2)
  Collection                                                115         119         109          (4)            7
  Interbank Fees (Bills, Checks and Documents)               58          57          53           1             5
  Tax Collection                                   B         49          74          63         (25)          (13)
Credit Cards                                       C        576         577         487          (1)           89
Others                                                      238         250         210         (12)           28
  Foreign Exchange Services                                  21           9           7          12            14
  Brokerage Services                               D         68          73          59          (5)            9
  Income from Inquiries of the Serasa Databases              58          59          50          (1)            9
  Custody Services and Managed Portfolios                    25          25          19           0             6
  Financial and Economic Advisory Services         E         10          21          21         (11)          (11)
  Other Services                                   E         56          63          54          (7)            2
Total                                                     2,421       2,456       2,121         (35)          300

Banking service fees decreased by 1.4% compared to the fourth quarter of 2006.

The main changes were driven by:

A. Increase by 2.9% arising from the growth in the volume of vehicle financing and leasing transactions.

B. Establishment of a provision in the amount of R$ 16 million in the quarter, given delays in the receipt of INSS fees.

C. Consolidation of revenues of companies recently acquired in Chile and Uruguay, in the amount of R$ 14 million, which helped to mitigate the reduction in the first quarter, due to the seasonal behavior of credit card transactions.

D.    Decrease in the volume of primary share offering coordination services.

E.    Decline arising from the lower level of investment banking activities.

The coverage ratio, expressed as banking service fees as a percentage of non-interest expenses, reached 74% in the first quarter of 2007, compared to 73% in the prior quarter. Considering only personnel expenses, banking service fees represented a coverage ratio of 193%, against 196% in the previous period.

Number of Active Clients (*) and Current Accounts

                                                                      R$ Million

                                    [GRAPHIC]

(*) Conceptually, a client (represented by a CPF/CNPJ number) is considered active when performing one or more transactions in a current account in the last six months or having an average account balance not null.

Coverage Index (*)

                                    [GRAPHIC]

(*) Calculated by dividing Banking Service Fees by Personnel Expenses and Non-Interest Expenses (Personnel Expenses, Other Administrative Expenses, Other Operating Expenses, and Tax Expenses for CPMF and Other Taxes).


                                       16

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Analysis of the Consolidated Net Income

Non-Interest Expenses

                                                                      R$ Million

                                                                                           Variation
                                                                               ---------------------------------
                                                    1stQ07   4ndQ06   1stQ06   1stQ07 - 4thQ06   1stQ07 - 1stQ06
                                                    ------   ------   ------   ---------------   ---------------
Personnel Expenses                                   1,252    1,251    1,132          1                119
                                                     -----    -----    -----        ---                ---
  Remuneration                                 A       721      717      607          4                114
  Charges                                      A       207      227      182        (20)                25
  Social Benefits                                      187      185      166          2                 20
  Training                                              10       19       10         (9)                 1
  Employee Termination and Labor Claims        B       127      102      167         25                (41)
                                                     -----    -----    -----        ---                ---
Other Administrative Expenses                        1,539    1,681    1,229       (142)               310
                                                     -----    -----    -----        ---                ---
  Data Processing and Telecommunication                399      399      291         (0)               108
  Depreciation and Amortization                        167      176      139         (9)                28
  Premises                                     C       215      226      181        (11)                34
  Third-Party Services                         D       276      328      217        (51)                59
  Financial System Service                             130      133      107         (3)                23
  Advertising, Promotions and Publications     E        87      139       77        (52)                10
  Transportation                                        62       64       51         (3)                10
  Materials                                             49       42       47          7                  2
  Security                                              50       48       38          3                 13
  Legal and Judicial                                    16       15       16          2                  0
  Travel                                                14       19       11         (5)                 3
  Others                                       F        74       93       55        (18)                20
                                                     -----    -----    -----        ---                ---
Other Operating Expenses                               377      269      335        109                 42
                                                     -----    -----    -----        ---                ---
  Provision for contingencies                          106      (10)      99        115                  6
    Tax and Social Security                             (5)     (13)      25          8                (30)
    Civil Lawsuits                             G       113        2       74        111                 39
    Others                                              (2)       1       --         (4)                (2)
  Sales - Credit Cards                         H        94       87       68          6                 25
  Claims                                                39       41       54         (2)               (15)
  Others                                               139      150      114        (11)                25
                                                     -----    -----    -----        ---                ---
Tax Expenses                                           111      171       82        (60)                30
                                                     -----    -----    -----        ---                ---
  CPMF                                         I        73      117       58        (43)                15
  Other taxes                                  J        38       55       24        (17)                14
                                                     -----    -----    -----        ---                ---
TOTAL NON-INTEREST EXPENSES                          3,280    3,371    2,779        (92)               501
                                                     -----    -----    -----        ---                ---

Non-interest expenses in the first quarter of 2007 decreased by 2.7% from the last quarter of 2006. Such decrease was primarily due to Other Administrative Expenses and Tax Expenses. Excluding the recently acquired companies in Chile and Uruguay, for which non-interest expenses add up to R$ 91 million, the reduction would be 5.4%.

Personnel Expenses

Changes in this line were not significant. The increase in expenses related to labor claims was offset by the decrease in payroll tax expenses. The main items are as follows:

A. The higher number of employees on vacation at the beginning of 2007 was responsible for lower wages and payroll tax expenses, which were partly compensated by the consolidation of personnel expenses of the new acquisitions in Chile and Uruguay;

B. Increase in labor provisions as a result of the higher number of new claims and rise in the average cost per claim.

Non-Interest Expenses

                                                                      R$ Million

                                    [GRAPHIC]

Number of Employees (*)

                                    [GRAPHIC]

(*)   - Includes Credicard Itau employees as from Jun/06.

      - Includes BkB employees as from Sep/06.

      - Includes FIC - Financeira Itau CBD and FAI - Financeira Americanas Itau employees.

      - Includes Chile and Uruguay employees as from Mar/07.


                                       17

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Analysis of the Consolidated Net Income

Other Administrative Expenses

Other administrative expenses declined by 8.4%. The most significant changes were due to extraordinary expenses in the fourth quarter of 2006, in particular:

C. Higher number of construction projects to remodel BkB branches and improve access to facilities;

D. Advisory and consultancy expenses in connection with the recent acquisitions and corporate reorganizations;

E. Increased marketing efforts in late 2006 focusing on credit card, capitalization, pension plans and consumer credit products;

F. Contributions and donations to foster cultural activities in the last quarter of 2006.

Other Operating expenses

The increase of 40.4% compared to the fourth quarter of 2006 was primarily driven by:

G. Establishment of provision for new civil and tax claims and increased expenses related to current claims update;

H.    Enhanced credit card sales efforts.

Tax Expenses for CPMF and Other Taxes

The 35.1% drop seen in this quarter is primarily attributed to:

I. CPMF: reflects internal corporate reorganizations and higher payment of interest on own capital and dividends during the last quarter of 2006.

J. Other Taxes: extraordinary expenditure for IPVA on vehicle leasing transactions in the prior quarter.

Efficiency Ratio (1)

In this quarter, the efficiency ratio attained the best level in several past quarters. The main drivers of this performance were the control and reduction of non-interest expenses and the increase in credit operation revenues.

Efficiency Ratio

                                    [GRAPHIC]

 Internet Banking Clients

                                    [GRAPHIC]

                                                                      In Million

Volume of Self-Service Transactions

                                                           (Quantity in million)

                                                      Contact Centers
                      ATM                         ----------------------
             ---------------------    Automated   Interactive   Customer    Home &    Purchases
                Usual      Warning   Programmed     Voice       Service     Office   Using Debit
Period       Transaction     (*)       Debit       Response      Agent     Banking      Card       Total
----------   -----------   -------   ----------   -----------   --------   -------   -----------   -----
2002              946        192         284          179          52        344          89       2,086
                -----        ---         ---          ---          --        ---         ---       -----
2003            1,033        586         302          188          53        440         121       2,723
                -----        ---         ---          ---          --        ---         ---       -----
2004            1,074        692         322          170          48        525         158       2,987
                -----        ---         ---          ---          --        ---         ---       -----
2005            1,108        656         375          173          67        646         203       3,228
                -----        ---         ---          ---          --        ---         ---       -----
2006            1,141        602         394          167          57        744         239       3,343
                -----        ---         ---          ---          --        ---         ---       -----
  1stQ./06        284        156          99           43          16        178          56         831
  2ndQ./06        274        147          99           42          14        178          56         811
  3rdQ./06        290        148          97           40          14        190          59         838
  4thQ./06        294        151          99           41          14        198          68         864
                -----        ---         ---          ---          --        ---         ---       -----
2007              300        142         100           40          15        206          63         867
                -----        ---         ---          ---          --        ---         ---       -----
  1stQ./07        300        142         100           40          15        206          63         867
                -----        ---         ---          ---          --        ---         ---       -----

(*) Transaction through warning screen on ATM.

                       Non-Interest Expenses (Personnel Expenses + Other
                   Administrative Expenses + Other Operating Expenses + Tax
                              Expenses for CPMF and Other Taxes)
(1)   Efficiency = ---------------------------------------------------------
      Ratio          (Managerial Financial Margin + Banking Service Fees +
                   Operating Result of Insurance, Capitalization and Pension
                       Plans + Other Operating Income + Tax Expenses for
                                        PIS/COFINS/ISS)


                                       18

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Analysis of the Consolidated Net Income

History of Numbers of Points of Service (*)

                                    [GRAPHIC]

(*) Includes Banco Itau Buen Ayre and Banco Itau BBA. As from Sep/06, considers BkB information and, as from Mar/07, Chile and Uruguay companies information.

BkB Transactions Integration

o The integration is being carried out so as to minimize disruptions for customers;

o BkB's branch network is being transferred to the Personnalite operating platform. The process will be completed by the end of the first half of 2007;

o The transfer of small and mid-size businesses customers of BkB to Itau is under way and is expected to be completed in June 2007;

o     BkB's corporate clients are already using Itau BBA's platform;

o Synergy gains are happening already and their impact will be completely felt as from the second half of 2007.

Tax Expenses for ISS, PIS and Cofins

Tax expenses during the first quarter of 2007 decreased by 9.5% compared to the fourth quarter of 2006, when PIS and Cofins amounts levied on intercompany revenues from interest on own capital were higher.

Income Tax and Social Contribution

Income Tax (IR) and Social Contribution on Net Income (CSLL) expenses increased by 76.1% in the first quarter of 2007. Such growth is mainly attributable to the higher taxable operating profit, in addition to the lower tax benefit from interest on own capital in comparison with the fourth quarter of 2006. Law 9,249, of December 26, 1995, introduced the possibility of companies remunerating their shareholders by paying interest on own capital. This instrument is considered a dividend but, in contrast to dividends, is deductible for IR and CSLL determination purposes, thus providing a tax benefit to companies.

The portion deductible is limited to the amount arrived at by multiplying the Long-Term Interest Rate (TJLP) by stockholders' equity. Taking into consideration the expected reduction in TJLP and the increase in net income, a portion of the remuneration of shareholders for fiscal year 2007 will be distributed as dividends, while the portion to be declared in 2008, relating to 2007, will be distributed as interest on own capital.

Management determined that it will first make a provision for dividends for the amount to be declared in the year, and for interest on own capital for the amount to be declared next year, relating to 2007.

                                                                      R$ Million

                                                     1st Q/07   4th Q/06   Variation
                                                     --------   --------   ---------
Result before Income Tax (IR) and Social
Contribution (CSLL)                                    3,119     2,581        538
                                                      ------     -----       ----
(+) Result from non-recurring events
(see page 5)                                               0      (118)       118
                                                      ------     -----       ----
(=) Recurring Result before IR and CSLL                3,119     2,463        656
                                                      ------     -----       ----
Income Tax and Social Contribution at the
  rates of 25% and 9% respectively (A)                (1,061)     (837)      (223)
                                                      ------     -----       ----
(Inclusions) Exclusions and Other (B)                     (5)      229       (234)
  Exchange Variation on Investments Abroad              (112)      (33)       (79)
  Interest on Own Capital                                 22       246       (224)
  Constitution of Tax Credit on Goodwill                   0       (22)        22
  Dividends, Interest on External Debt Bonds and          43        25         18
  Tax Incentives
  Other                                                   42        13         29
                                                      ------     -----       ----
Sub Total (C) = (A) + (B)                             (1,065)     (608)      (458)
                                                      ------     -----       ----
  Exclusion of Exchange Variation on Investments          (2)        2         (4)
  Abroad (D)
  Exclusion of Tax Effects of Hedge on Investments
  Abroad (E)                                             180       102         77
                                                      ------     -----       ----
Income Tax and Social Contribution (C)+(D)+(E)          (887)     (504)      (383)
                                                      ------     -----       ----

The ratio of tax credits as a percentage of stockholders' equity in the first quarter of 2007 is 30.8%, virtually unaltered from the prior quarter.

Tax Credits X Stockholders' Equity (%)

                                    [GRAPHIC]


                                       19

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

[Itau LOGO]                                   Banco Itau Holding Financeira S.A.

Pro Forma Financial Statements

                                [GRAPHIC OMITTED]

Pro Forma Financial Statements by Segment

Allocated Capital

The pro forma financial information was adjusted to reflect the impact from allocation of capital based on a proprietary model which takes into account credit, market and operational risks, as well as the regulatory model and the amount of fixed assets.

This has allowed us to calculate the Risk-Adjusted Return On Capital (RAROC), which is a performance metric consistently adjusted to capital requirements in order to support the risk from asset and liability positions assumed.

The adjustments made in the Balance Sheet and the Income Statement were based on managerial information provided by the individual business units.

The Corporation column shows the results related to the excess of capital and subordinated debt, as well as the equity accounting result of the companies that are not associated with the segments. Additionally, profit from Minority Interest in Subsidiaries and the Extraordinary Result were booked in the Corporation column.

The tax effects of the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted so as to replace the stockholders' equity per books for funding at market prices. Then, the financial statements were adjusted to include revenues associated with allocated capital. Finally, the cost of subordinated debt and related remuneration at market prices was allocated to the segments on a pro rata basis, in accordance with Tier I allocated capital.

A schedule showing the changes made in the financial statements to reflect the impacts of capital allocation is presented below.

                     Adjustments to the Financial Statements

      Return on          ---------------   ---------------         Return on
    Stockholders'       | Adjustment in | | The financial |    Allocated Tier I
       Equity           | the Financial | |statements were|         Capital
         |              | Statements to | |  adjusted to  |           |
         |              |replace the net| |    include    |          \ /
        \ /             | book value of | |   allocated   |        Pro Forma
     Net Income         | Stockholders' | |capital (Tier I|       Net Income
-------------------- -> |  Equity and   | | and II) based | -> ----------------
Stockholders' Equity    | Subordinated  | |on proprietary |    Allocated Tier I
                        |   Debt with   | |models, as well|         Capital
                        |  funding at   | |   as their    |
                        |market prices. | |  respective   |
                        |               | | revenues (CDI)|
                        |               | |  and expenses |
                        |               | |    (cost of   |
                        |               | |  subordinated |
                        |               | |     debt).    |
                         ---------------   ---------------


                                       21

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Pro Forma Financial Statements by Segment

The pro forma financial statements of Itaubanco, Itau BBA and Itaucred presented below are based on managerial information provided by proprietary models, to more accurately reflect the activities of the business units.

On March 31, 2007

                                                                      R$ Million

                                                                       Banco Itau Holding
                                                    -------------------------------------------------------
                      ASSETS                        Itaubanco   Itau BBA   Itaucred   Corporation     Itau
-------------------------------------------------   ---------   --------   --------   -----------   -------
Current and Long-Term Assets                         199,418     81,853     27,304       8,223      254,062
Cash and Cash Equivalents                              4,330        178         --         111        4,509
Short-term Interbank Deposits                         64,220     32,956         --         862       41,771
  Short-term Interbank Deposits - Intercompany        31,111     23,889         --          --           --
  Other                                               33,109      9,067         --         862       41,771
Securities                                            35,784     22,876         --       6,260       62,659
Interbank and Interbranch Accounts                    17,086         37         --           5       17,097
Loans                                                 41,937     20,787     28,456          --       91,180
(Allowance for Loan Losses)                           (5,306)      (331)    (1,976)         --       (7,614)
Other Assets                                          41,365      5,350        824         985       44,460
  Foreign Exchange Portfolio                          22,846      3,889         --          --       23,157
  Others                                              18,519      1,461        824         985       21,303
Permanent Assets                                       2,667        136        127         857        3,788
                                                     -------     ------     ------       -----      -------
TOTAL ASSETS                                         202,085     81,989     27,431       9,080      257,850
                                                     -------     ------     ------       -----      -------

                                                                       Banco Itau Holding
                                                    -------------------------------------------------------
                   LIABILITIES                      Itaubanco   Itau BBA   Itaucred   Corporation     Itau
-------------------------------------------------   ---------   --------   --------   -----------   -------
Current and Long-Term Liabilities                    189,894     77,267     24,495       2,575      231,495
Deposits                                              74,591     37,421          3          --       64,466
  Deposits - Intercompany                             15,563     31,111         --          --           --
  Other                                               59,029      6,310          3          --       64,466
Securities Repurchase Agreements                      29,055     19,308     20,331          --       59,774
  Securities Repurchase Agreements - Intercompany      8,327        564         --          --           --
  Other                                               20,728     18,744     20,331          --       59,774
Funds from Acceptances and Issue of Securities         7,819        616          0          --        7,831
Interbank and Interbranch Accounts                     3,502        797         --          --        4,268
Borrowings                                             3,832      8,208        180          --       12,220
Derivative Financial Instruments                       1,838      3,086         --          66        3,332
Other Liabilities                                     49,127      7,830      3,980       2,509       59,473
  Foreign Exchange Portfolio                          23,019      4,032         --          --       23,474
  Others                                              26,107      3,799      3,980       2,509       35,999
Technical Provisions of Insurance, Capitalization
  and Pension Plans                                   20,131         --         --          --       20,131
Deferred Income                                           60         18         --          --           78
Minority Interest in Subsidiaries                         --         --         --       1,306        1,306
Allocated Capital Tier I                              12,131      4,704      2,936       5,199       24,971
                                                     -------     ------     ------       -----      -------
TOTAL LIABILITIES                                    202,085     81,989     27,431       9,080      257,850
                                                     -------     ------     ------       -----      -------

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Pro Forma Financial Statement by Segment

                                                                      R$ Million

                                                                       Banco Itau Holding
                                                    -------------------------------------------------------
                           1st Quarter/07           Itaubanco   Itau BBA   Itaucred   Corporation     Itau
-------------------------------------------------   ---------   --------   --------   -----------   -------
Managerial Financial Margin                            3,306       400       1,141         137       4,984
  o Banking Operations                                 2,816       274       1,141         137       4,369
  o Treasury                                             310        57          --          --         367
  o Management of Foreign Exchange Risk from
    Investments Abroad                                   179        69          --          --         248
Result from Loan Losses                                 (874)       44        (436)         --      (1,266)
  Provision for Loan and Lease Losses                 (1,056)       43        (491)         --      (1,504)
  Recovery of Credits Written Off as Losses              182         1          55          --         238
Net Result from Financial Operations                   2,432       444         706         137       3,718
Other Operating Income / (Expenses)                     (539)      (83)       (249)         98        (773)
  Banking Service Fees                                 1,909       134         380           0       2,421
  Operating Result of Insurance, Pension Plans
    and Capitalization                                   314        (0)         --          --         313
  Noninterest Expenses                                (2,501)     (195)       (548)        (38)     (3,280)
  Tax Expenses for ISS, PIS and COFINS                  (330)      (30)        (95)        (16)       (472)
  Equity in the Earnings of Associated Companies          --        (0)         --          53          52
  Other Operating Income                                  70         8          15         100         192
Operating Income                                       1,893       361         457         234       2,945
  Non-Operating Income                                    24        (0)         (0)          1          26
Income Before Tax and Profit Sharing                   1,917       360         457         236       2,970
Income Tax and Social Contribution                      (538)     (101)       (152)        (96)       (887)
Profit Sharing                                          (120)      (16)         (8)         (1)       (145)
Minority Interests                                        --        --          --         (36)        (36)
  Net Income                                           1,259       243         297         102       1,902
                                                      ------      ----        ----         ---      ------
(RAROC) - Return on Average Tier I Allocated
  Capital                                               41.3%     18.6%       41.6%       10.2%       31.3%
                                                      ------      ----        ----         ---      ------
Efficiency Ratio                                        47.5%     38.1%       38.1%       17.3%       44.1%
                                                      ------      ----        ----         ---      ------

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses. The Itaucred segment includes 50% of FAI - Financeira Americanas Itau.


                                       22

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Pro Forma Financial Statements by Segment

On December 31, 2006

                                                                      R$ Million

                                                                       Banco Itau Holding
                                                    -------------------------------------------------------
                      ASSETS                        Itaubanco   Itau BBA   Itaucred   Corporation     Itau
-------------------------------------------------   ---------   --------   --------   -----------   -------
Current and Long-Term Assets                         156,535     61,739     25,709       4,475      205,106
Cash and Cash Equivalents                              3,301         90         --         114        3,391
Short-term Interbank Deposits                         49,472     21,182         --         637       31,409
  Short-term Interbank Deposits - Intercompany        24,295     16,033         --          --           --
  Other                                               25,177      5,149         --         637       31,409
Securities                                            29,160     16,665         --       2,509       46,236
Interbank and Interbranch Accounts                    15,572         30         --           0       15,577
Loans                                                 35,985     21,334     26,829          --       84,148
(Allowance for Loan Losses)                           (5,352)      (363)    (1,863)         --       (7,431)
Other Assets                                          28,398      2,800        742       1,215       31,775
  Foreign Exchange Portfolio                          11,846      1,776         --          --       12,872
  Others                                              16,551      1,023        742       1,215       18,903
Permanent Assets                                       2,643        130        134       1,778        4,585
                                                     -------     ------     ------       -----      -------
TOTAL ASSETS                                         159,178     61,869     25,844       6,253      209,691
                                                     -------     ------     ------       -----      -------

                                                                       Banco Itau Holding
                                                    -------------------------------------------------------
                   LIABILITIES                      Itaubanco   Itau BBA   Itaucred   Corporation     Itau
-------------------------------------------------   ---------   --------   --------   -----------   -------
Current and Long-Term Liabilities                    146,875     56,093     23,064       2,172      184,751
Deposits                                              61,438     30,948          9          --       61,173
  Deposits - Intercompany                              7,567     24,295         --          --           --
  Other                                               53,872      6,653          9          --       61,173
Securities Repurchase Agreements                      18,210     10,604     19,407          --       39,345
  Securities Repurchase Agreements - Intercompany      8,467        985         --          --           --
  Other                                                9,744      9,619     19,407          --       39,345
Funds from Acceptances and Issue of Securities         7,643        483         --          --        7,541
Interbank and Interbranch Accounts                     1,495        704          0          --        2,175
Borrowings                                             3,855      6,512        150          --       10,517
Derivative Financial Instruments                       1,387      2,216         --          54        2,246
Other Liabilities                                     33,809      4,626      3,498       2,118       42,717
  Foreign Exchange Portfolio                          12,022      1,853         --          --       13,124
  Others                                              21,788      2,773      3,498       2,118       29,594
Technical Provisions of Insurance, Capitalization
  and Pension Plans                                   19,036         --         --          --       19,036
Deferred Income                                           60         22         --          --           81
Minority Interest in Subsidiaries                          0         --         --       1,295        1,295
Allocated Capital Tier I                              12,244      5,754      2,780       2,787       23,564
                                                     -------     ------     ------       -----      -------
TOTAL LIABILITIES                                    159,178     61,869     25,844       6,253      209,691
                                                     -------     ------     ------       -----      -------

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Pro Forma Financial Statement by Segment

                                                                      R$ Million

                                                                                         Banco Itau Holding
                                                                      -------------------------------------------------------
                         4th Quarter/06 (*)                           Itaubanco   Itau BBA   Itaucred   Corporation     Itau
-------------------------------------------------------------------   ---------   --------   --------   -----------   -------
Managerial Financial Margin                                              3,238       536        991           79       4,845
  o Banking Operations                                                   2,885       333        991           79       4,289
  o Treasury                                                               263       166         --           --         429
  o Management of Foreign Exchange Risk from
    Investments Abroad                                                      90        37         --           --         127
Result from Loan Losses                                                   (812)      (30)      (440)         (28)     (1,311)
  Provision for Loan and Lease Losses                                   (1,048)      (65)      (511)          11      (1,614)
  Recovery of Credits Written Off as Losses                                235        35         71          (38)        303
Net Result from Financial Operations                                     2,426       506        551           51       3,535
Other Operating Income / (Expenses)                                       (559)     (103)      (212)         (99)       (970)
  Banking Service Fees                                                   1,913       145        385           (3)      2,456
  Operating Result of Insurance, Pension Plans
    and Capitalization                                                     314         0         --           --         313
  Noninterest Expenses                                                  (2,533)     (215)      (531)         (82)     (3,371)
  Tax Expenses for ISS, PIS and COFINS                                    (354)      (28)       (76)         (67)       (525)
  Equity in the Earnings of Associated Companies                             0        (0)        --           48          47
  Other Operating Income                                                   102        (4)        11            4         110
Operating Income                                                         1,867       403        339          (48)      2,565
  Non-Operating Income                                                      28         0         (0)           3          28
Income Before Tax and Profit Sharing                                     1,895       404        339          (45)      2,593
Income Tax and Social Contribution                                        (524)      (64)       (88)          84        (591)
Profit Sharing                                                            (163)      (43)        (4)          (2)       (211)
Minority Interests                                                          (0)       --         --            7           7
  Net Income                                                             1,208       297        248           45       1,798
                                                                        ------      ----       ----        -----      ------
(RAROC) - Return on Average Tier I Allocated
  Capital                                                                 40.5%     21.3%      38.9%         5.5%       31.8%
                                                                        ------      ----       ----        -----      ------
Efficiency Ratio                                                          48.6%     33.2%      40.5%       600.1%       46.8%
                                                                        ------      ----       ----        -----      ------

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses. The Itaucred segment includes 100% of FAI - Financeira Americanas Itau.

(*) The figures for the fourth quarter of 2006 have been adjusted by applying the same accounting criteria adopted in the first quarter of 2007.


                                       23

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Pro Forma Financial Statements by Subsegment

We present below the pro forma financial statements of subsegments Branch Banking, Credit Cards - Account Holders, Insurance, Pension Plans and Capitalization, as well as Investment Funds and Managed Portfolios of Itaubanco, adjusted to reflect the impacts of the allocation of capital to each one of these subsegments.

On March 31, 2007

                                                                      R$ Million

                                                                          Itaubanco
                                              ----------------------------------------------------------------
                                                                                   Insurance,
                                                                                  Pension Plans
                                                                Credit Cards -         and
                   ASSETS                     Branch Banking   Account Holders   Capitalization   Consolidated
-------------------------------------------   --------------   ---------------   --------------   ------------
Current and Long-Term Assets                      170,554           5,782            23,082         199,418
Cash and Cash Equivalents                           4,215              74                41           4,330
Short-term Interbank Deposits                      64,131              89              --            64,220
Securities                                         14,160             627            20,997          35,784
Interbank and Interbranch Accounts                 17,086            --                --            17,086
Loans                                              37,492           4,446              --            41,937
(Allowance for Loan Losses)                        (4,730)           (576)             --            (5,306)
Other Assets                                       38,199           1,122             2,044          41,365
Permanent Assets                                    2,406              63               198           2,667
                                                  -------           -----            ------         -------
TOTAL ASSETS                                      172,961           5,844            23,280         202,085
                                                  -------           -----            ------         -------

                                                                          Itaubanco
                                              ----------------------------------------------------------------
                                                                                   Insurance,
                                                                                 Pension Plans
                                                                Credit Cards -         and
                LIABILITIES                   Branch Banking   Account Holders   Capitalization   Consolidated
-------------------------------------------   --------------   ---------------   --------------   ------------
Current and Long-Term Liabilities                 163,119           5,121            21,653          189,894
Deposits                                           74,591              --                --           74,591
Securities Repurchase Agreements                   29,055              --                --           29,055
Funds from Acceptances and Issue of
  Securities                                        7,819              --                --            7,819
Interbank and Interbranch Accounts                  3,502              --                --            3,502
Borrowings                                          3,718             114                --            3,832
Derivative Financial Instruments                    1,838              --                --            1,838
Other Liabilities                                  42,597           5,008             1,522           49,127
Technical Provisions of Insurance, Pension
  Plans and Capitalization                             --              --            20,131           20,131
Deferred Income                                        52               8                --               60
Minority Interest in Subsidiaries                      --              --                --               --
Allocated Capital Tier I                            9,789             715             1,627           12,131
                                                  -------           -----            ------          -------
TOTAL LIABILITIES                                 172,961           5,844            23,280          202,085
                                                  -------           -----            ------          -------

Pro Forma Financial Statement by Subsegment

                                                                      R$ Million

                                                                                      Itaubanco
                                              -----------------------------------------------------------------------------------
                                                                                   Insurance,
                                                                                 Pension Plans    Investment Funds
                                                                Credit Cards -         and         and Management
               1st QUARTER/07                 Branch Banking   Account Holders   Capitalization      Portfolios      Consolidated
-------------------------------------------   --------------   ---------------   --------------   ----------------   ------------
Managerial Financial Margin                        2,891             288               127                 --            3,306
  o Banking Operations                             2,401             288               127                 --            2,816
  o Treasury                                         310              --                --                 --              310
  o Management of Foreign Exchange Risk
    from Investments Abroad                          179              --                --                 --              179
Result from Loan Losses                             (794)            (80)               --                 --             (874)
  Provision for Loan and Lease Losses               (958)            (98)               --                 --           (1,056)
  Recovery of Credits Written Off as Losses          164              18                --                 --              182
Net Result from Financial Operations               2,096             208               127                 --            2,432
Other Operating Income/(Expenses)                   (875)             44               155                138             (539)
  Banking Service Fees                               969             374                69                497            1,909
  Transfer to Banking                                185              --                --               (185)              --
  Operating Result of Insurance, Pension
    Plans and Capitalization                          51              --               263                 --              314
  Noninterest Expenses                            (1,896)           (305)             (153)              (147)          (2,501)
  Tax Expenses for ISS, PIS and Cofins              (228)            (44)              (31)               (27)            (330)
  Other Operating Income                              44              19                 8                 --               70
Operating Income                                   1,221             252               282                138            1,893
  Non-Operating Income                                19              (0)                6                 --               24
Income Before Tax and Profit Sharing               1,240             252               288                138            1,917
Income Tax and Social Contribution                  (300)            (85)              (96)               (57)            (538)
Profit Sharing                                       (88)             (5)               (7)               (21)            (120)
Net Income                                           852             162               185                 60            1,259
                                                  ------            ----              ----               ----           ------
(RAROC) - Return on Average Tier I
  Allocated Capital                                 35.4%           74.2%             44.1%                               41.3%
                                                  ------            ----              ----               ----           ------
Efficiency Ratio                                    48.5%           47.9%             35.2%                               47.5%
                                                  ------            ----              ----               ----           ------

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.


                                       24

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Pro Forma Financial Statements by Subsegment

On December 31, 2006

                                                                      R$ Million

                                                                          Itaubanco
                                              ----------------------------------------------------------------
                                                                                   Insurance,
                                                                                  Pension Plans
                                                                Credit Cards -         and
                   ASSETS                     Branch Banking   Account Holders   Capitalization   Consolidated
-------------------------------------------   --------------   ---------------   --------------   ------------
Current and Long-Term Assets                      128,354           6,329            21,853          156,535
Cash and Cash Equivalents                           3,102             154                45            3,301
Short-term Interbank Deposits                      49,377              95              --             49,472
Securities                                          8,748             616            19,795           29,160
Interbank and Interbranch Accounts                 15,557              15              --             15,572
Loans                                              31,031           4,954              --             35,985
(Allowance for Loan Losses)                        (4,864)           (488)             --             (5,352)
Other Assets                                       25,401             983             2,013           28,398
Permanent Assets                                    2,379              64               199            2,643
                                                  -------           -----            ------          -------
TOTAL ASSETS                                      130,733           6,393            22,052          159,178
                                                  -------           -----            ------          -------

                                                                      R$ Million

                                                                          Itaubanco
                                              ----------------------------------------------------------------
                                                                                   Insurance,
                                                                                 Pension Plans
                                                                Credit Cards -         and
                LIABILITIES                   Branch Banking   Account Holders   Capitalization   Consolidated
-------------------------------------------   --------------   ---------------   --------------   ------------
Current and Long-Term Liabilities                 121,205           5,355            20,315          146,875
Deposits                                           61,438              --                --           61,438
Securities Repurchase Agreements                   18,210              --                --           18,210
Funds from Acceptances and Issue of
  Securities                                        7,643              --                --            7,643
Interbank and Interbranch Accounts                  1,495              --                --            1,495
Borrowings                                          3,736             119                --            3,855
Derivative Financial Instruments                    1,387              --                --            1,387
Other Liabilities                                  27,295           5,236             1,279           33,809
Technical Provisions of Insurance, Pension
  Plans and Capitalization                             --              --            19,036           19,036
Deferred Income                                        49              10                --               60
Minority Interest in Subsidiaries                       0              --                --                0
Allocated Capital Tier I                            9,479           1,028             1,737           12,244
                                                  -------           -----            ------          -------
TOTAL LIABILITIES                                 130,733           6,393            22,052          159,178
                                                  -------           -----            ------          -------

Pro Forma Financial Statement by Subsegment

                                                                      R$ Million

                                                                                      Itaubanco
                                              -----------------------------------------------------------------------------------
                                                                                   Insurance,
                                                                                 Pension Plans    Investment Funds
                                                                Credit Cards -         and         and Management
               4th QUARTER/06(*)              Branch Banking   Account Holders   Capitalization      Portfolios      Consolidated
-------------------------------------------   --------------   ---------------   --------------   ----------------   ------------
Managerial Financial Margin                        2,737             305               197                --             3,238
  o Banking Operations                             2,384             305               197                --             2,885
  o Treasury                                         263              --                --                --               263
  o Management of Foreign Exchange Risk
    from Investments Abroad                           90              --                --                --                90
Result from Loan Losses                             (708)           (105)               --                --              (812)
  Provision for Loan and Lease Losses               (915)           (133)               --                --            (1,048)
  Recovery of Credits Written Off as Losses          207              28                --                --               235
Net Result from Financial Operations               2,029             200               197                --             2,426
Other Operating Income/(Expenses)                   (876)             43               136               138              (559)
  Banking Service Fees                               952             393                62               506             1,913
  Transfer to Banking                                163              --                --              (163)               --
  Operating Result of Insurance, Pension
    Plans and Capitalization                          52              --               261                --               314
  Noninterest Expenses                            (1,841)           (330)             (186)             (177)           (2,533)
  Tax Expenses for ISS, PIS and Cofins              (253)            (44)              (30)              (28)             (354)
  Other Operating Income                              51              23                28                --               102
Operating Income                                   1,153             243               333               138             1,867
  Non-Operating Income                                23               0                 5                --                28
Income Before Tax and Profit Sharing               1,176             243               338               138             1,895
Income Tax and Social Contribution                  (295)            (76)              (88)              (65)             (524)
Profit Sharing                                      (111)            (14)               (4)              (34)             (163)
Net Income                                           770             153               247                39             1,208
                                                  ------            ----              ----              ----            ------
(RAROC) - Return on Average Tier I
  Allocated Capital                                 33.0%           65.7%             58.9%                               40.5%
                                                  ------            ----              ----              ----            ------
Efficiency Ratio                                    49.7%           48.7%             35.8%                               48.6%
                                                  ------            ----              ----              ----            ------

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

(*) The figures for the fourth quarter of 2006 have been adjusted by applying the same accounting criteria adopted in the first quarter of 2007.


                                       25

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Itaubanco - Branch Banking

The income statement of Itaubanco's Branch Banking sub-segment is based on the pro forma financial statements of Banco Itau.

                                                                      R$ Million

        Itaubanco - Branch Banking              1st Q./07   4th Q./06 (*)   Variation
-----------------------------------------       ---------   -------------   ---------
Managerial Financial Margin                       2,891         2,737          154
  o Banking Operations                      A     2,401         2,384           18
  o Treasury                                B       310           263           47
  o Management of Foreign Exchange Risk
    from Investments Abroad                 C       179            90           89
Result from Loan Losses                     D      (794)         (708)         (87)
  Provision for Loan and Lease Losses              (958)         (915)         (43)
  Recovery of Credits Written Off as Losses         164           207          (43)
Net Result from Financial Operations              2,096         2,029           68
Other Operating Income/(Expenses)                  (875)         (876)           1
  Banking Service Fees                      E     1,154         1,115           39
  Operating Result of Insurance, Pension
    Plans and Capitalization                         51            52           (1)
  Noninterest Expenses                      F    (1,896)       (1,841)         (55)
  Tax Expenses for ISS, PIS and Cofins             (228)         (253)          25
  Other Operating Income                             44            51           (7)
Operating Income                                  1,221         1,153           69
  Non-Operating Income                               19            23           (4)
Income Before Tax and Profit Sharing              1,240         1,176           64
Income Tax and Social Contribution          G      (300)         (295)          (5)
Profit Sharing                                      (88)         (111)          23
  Net Income                                        852           770           82

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

(*) The figures for the fourth quarter of 2006 have been adjusted by applying the same accounting criteria adopted in the first quarter of 2007.

Net income of the Branch Banking subsegment amounted to R$ 852 million in the first quarter of 2007, up 10.7% from the prior quarter. The drivers of such increase were as follows:

A) The financial margin of banking operations contribution from BkB's operations in Chile and Uruguay.

B) This change mostly reflects gains on fixed-rate transactions and proprietary positions abroad.

C) The increase arises from higher investments abroad, which in turn relate to the acquisition of BkB's operations in Chile and Uruguay.

D) The increase was due to the consolidation of BkB Chile and Uruguay operations, and the evolution of loan and financing transactions previous contracted and recorded as overdue.

E) Increase primarily associated with the merger of BkB's operations in Chile and Uruguay, partly offset by a provision recorded for delays in the receipt of INSS fees.

F) Once again, this increase was chiefly driven by the merger of BkB's operations in Chile and Uruguay, partly offset by the decrease in non-interest expenses previously described in this report.

G) Increase arising from the higher taxable operating profit, as well as lower tax benefit from interest on own capital, as the Board of Directors established that the monthly advance payment of minimum mandatory dividends will be made as dividends.


                                       26

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Itaubanco - Credit Cards - Account Holders

The pro forma financial statements below were prepared based on Itau internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.

                                                                      R$ Million

Itaubanco - Credit Cards - Account Holders          1st Q./07   4th Q./06   Variation
-------------------------------------------         ---------   ---------   ---------
Managerial Financial Margin                    A       288         305        (17)
Result from Loan Losses                                (80)       (105)        25
  Provision for Loan Losses                    B       (98)       (133)        35
  Recovery of Credits Written Off as Losses    C        18          28        (10)
Net Result from Financial Operations                   208         200          8
Other Operating Income/Expenses                         44          43          1
  Banking Service Fees                         D       374         393        (18)
  Noninterest Expenses                         E      (305)       (330)        25
  Tax Expenses for ISS, PIS and Cofins                 (44)        (44)        (1)
  Other Operating Income                                19          23         (5)
Operating Income                                       252         243          9
  Non-Operating Income                                  (0)          0         (0)
Income Before Tax and Profit Sharing                   252         243          9
Income Tax and Social Contribution                     (85)        (76)        (9)
Profit Sharing                                          (5)        (14)        10
Net Income                                             162         153          9

NB: Noninterest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Net income for the Credit Card - Account Holders segment totaled R$ 162 million in the first quarter of 2007, a 6.1% growth compared to the prior quarter.

A and C - the lower liquidity in the first quarter compared to levels in the fourth quarter of the year adversely impacted the receipt of overdue amounts and loans written-off as losses.

B - the decrease in the provision for doubtful loans is a result of the improved risk quality.

D - lower interchange and data processing revenues essentially on account of the decreased volume of transactions.

E - the lower number of transactions during the first quarter, when the large volume typical of the last quarter of the year is not repeated, also impacted non-interest expenses, giving rise to lower processing, award program and claim expenses. In addition, marketing expenses are in general higher in the end of the year.

In March 2007, we had a level of active accounts (accounts that are billed) of 81.9%, of which 78.2% carried out transactions in the last month. The average activity in the quarter was R$ 1,285.31 per account.

The volume of transactions in the period totaled R$ 5,631 million, declining by 12.1% from the previous quarter when, traditionally, the volumes are higher.

Quantity of Credit Cards

                                                                    In Thousands

                                    [GRAPHIC]

Volume of Transactions

                                                                      R$ Million

                                    [GRAPHIC]

Market-Share - Volume of Transactions (*)

                                    [GRAPHIC]

(*) The market share of the volume of transactions was computed based on total market figures provided by Associacao Brasileira das Empresas de Cartoes de Credito e Servicos - Abecs (Brazilian Association of Credit Card and Service Companies).


                                       27

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Itaubanco - Insurance, Pension Plans and Capitalization

The pro forma financial statements below were prepared based on Itau internal management information and are intended to identify the performance of the insurance-related businesses.

On March 31, 2007

                                                                      R$ Million

                                                        Life and
                 ASSETS                   Insurance   Pension Plans   Capitalization   Consolidated
---------------------------------------   ---------   -------------   --------------   ------------
Current and Long-Term Assets                2,945         18,905           1,247          23,082
  Cash and Cash Equivalents                    30             10               1              41
  Securities                                1,203         18,564           1,231          20,997
  Other Assets                              1,711            331              15           2,044
Permanent Assets                              151              5              49             198
                                            -----         ------           -----          ------
TOTAL ASSETS                                3,096         18,910           1,296          23,280
                                            -----         ------           -----          ------

                                                                      R$ Million

                                                        Life and
              LIABILITIES                 Insurance   Pension Plans   Capitalization   Consolidated
---------------------------------------   ---------   -------------   --------------   ------------
Current and Long-Term Liabilities           2,571         17,898           1,207          21,653
  Technical Provisions - Insurance          1,490            348              --           1,838
  Technical Provisions - Pension Plans          1         17,176              --          17,177
  Technical Provisions - Capitalization        --             --           1,123           1,115
  Other Liabilities                         1,079            374              83           1,522
Allocated Capital Tier I                      526          1,012              90           1,627
                                            -----         ------           -----          ------
TOTAL LIABILITIES                           3,096         18,910           1,296          23,280
                                            -----         ------           -----          ------

Statement of Income of the Segment

                                                                      R$ Million

                                                        Life and
            1st QUARTER/07                Insurance   Pension Plans   Capitalization   Consolidated
---------------------------------------   ---------   -------------   --------------   ------------
Revenues from Insurance, Pension
  Plans and Capitalization                    548         1,313              201           2,058
  Retained Insurance Premiums (a)             548           126               --             674
  Revenues from Pension Plans (b)              --         1,187               --           1,187
  Revenues from Capitalization (c)             --            --              201             197
Changes in Technical Reserves                  (9)         (634)            (138)           (777)
  Insurance (d)                                (9)           (2)              --             (11)
  Pension Plans (e)                            --          (632)              --            (632)
  Capitalization (f)                           --            --             (138)           (135)
Pension Plan Benefits and
  Withdrawals (g)                              --          (542)              --            (542)
Earned Premiums (h=a+d)                       538           124               --             663
Result of Pension Plans and
  Capitalization (i=b+c+e+f+g)                 --            13               64              76
Retained Claims (j)                          (297)          (34)              --            (331)
Selling Expenses (k)                         (124)          (14)              (3)           (141)
Other Operating Income/(Expenses) of
  Insurance Operations (l)                     (1)           (3)              (1)             (4)
Result from Insurance,Pension Plans
  and Capitalization (m=h+i+j+k+l)            117            86               60             263
Financial Margin                               42            61               22             127
Service Fees                                   --            69               --              69
Noninterest Expenses                          (76)          (43)             (33)           (153)
Tax Expenses for ISS, PIS and Cofins          (19)           (9)              (4)            (31)
Other Operating Income                          8             0                0               8
Operating Income                               72           165               45             282
Non-Operating Income                            4             0                2               6
Income Before Income Tax and Social
  Contribution                                 75           166               47             288
Income Tax/Social Contribution                (25)          (55)             (16)            (96)
Profit Sharing                                 (6)           (1)              --              (7)
Net Income                                     45           109               31             185
                                             ----         -----            -----           -----
(RAROC) - Return over Tier I
  Allocated Capital                          32.8%         42.1%           132.4%           44.1%
                                             ----         -----            -----           -----
Efficiency Ratio                             51.4%         20.5%            42.5%           35.2%
                                             ----         -----            -----           -----

NB: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

The information on VGBL was classified together with the pension plan products.

Non-Interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.

The insurance subsegment includes 100% of Itau XL.


                                       28

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Itaubanco - Insurance, Pension Plans and Capitalization

On December 31, 2006

                                                                      R$ Million

                                                        Life and
                 ASSETS                   Insurance   Pension Plans   Capitalization   Consolidated
---------------------------------------   ---------   -------------   --------------   ------------
Current and Long-Term Assets                2,868         17,750           1,252          21,853
  Cash and Cash Equivalents                    30             12               4              45
  Securities                                1,165         17,407           1,225          19,795
  Other Assets                              1,673            332              23           2,013
  Permanent Assets                            153              5              49             199
                                            -----         ------           -----          ------
TOTAL ASSETS                                3,020         17,755           1,301          22,052
                                            -----         ------           -----          ------

                                                                      R$ Million

                                                        Life and
              LIABILITIES                 Insurance   Pension Plans   Capitalization   Consolidated
---------------------------------------   ---------   -------------   --------------   ------------
Current and Long-Term Liabilities           2,450         16,686           1,203          20,315
  Technical Provisions - Insurance          1,435            339              --           1,774
  Technical Provisions - Pension Plans          1         16,134              --          16,135
  Technical Provisions - Capitalization        --             --           1,135           1,127
  Other Liabilities                         1,014            213              69           1,279
Allocated Capital Tier I                      570          1,069              98           1,737
                                            -----         ------           -----          ------
TOTAL LIABILITIES                           3,020         17,755           1,301          22,052
                                            -----         ------           -----          ------

Statement of Income of the Segment

                                                                      R$ Million

                                                        Life and
            4th QUARTER/06                Insurance   Pension Plans   Capitalization   Consolidated
---------------------------------------   ---------   -------------   --------------   ------------
Revenues from Insurance, Pension
  Plans and Capitalization                    551         1,527              216          2,290
  Retained Insurance Premiums (a)             551           128               --            679
  Revenues from Pension Plans (b)              --         1,399               --          1,399
  Revenues from Capitalization (c)             --            --              216            211
Changes in Technical Reserves                 (43)         (981)            (158)        (1,179)
  Insurance (d)                               (43)          (12)              --            (55)
  Pension Plans (e)                            --          (969)              --           (969)
  Capitalization (f)                           --            --             (158)          (155)
Pension Plan Benefits and
  Withdrawals (g)                              --          (413)              --           (413)
Earned Premiums (h=a+d)                       508           116               --            624
Result of Pension Plans and
  Capitalization (i=b+c+e+f+g)                 --            17               58             73
Retained Claims (j)                          (275)          (29)              --           (304)
Selling Expenses (k)                         (119)          (14)               0           (133)
Other Operating Income/(Expenses) of
  Insurance Operations (l)                      3            (2)              (1)             1
Result from Insurance,Pension Plans
  and Capitalization (m=h+i+j+k+l)            116            88               57            261
Financial Margin                               78            63               55            197
Service Fees                                   --            62               --             62
Noninterest Expenses                          (95)          (50)             (36)          (186)
Tax Expenses for ISS, PIS and Cofins          (17)           (9)              (4)           (30)
Other Operating Income                         28             0                0             28
Operating Income                              110           155               72            333
Non-Operating Income                            3             0                2              5
Income Before Income Tax and Social
  Contribution                                113           156               74            338
Income Tax/Social Contribution                (29)          (36)             (24)           (88)
Profit Sharing                                 (4)           (0)              --             (4)
Net Income                                     80           120               50            247
                                             ----         -----            -----         ------
(RAROC) - Return over Tier I
  Allocated Capital                          58.2%         46.5%           193.9%          58.7%
                                             ----         -----            -----         ------
Efficiency Ratio                             46.5%         24.3%            33.0%          35.8%
                                             ----         -----            -----         ------

NB: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

The information on VGBL was classified together with the pension plan products.

Non-Interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.

The insurance subsegment includes 100% of Itau XL.


                                       29

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Itaubanco - Insurance, Pension Plans and Capitalization

Insurance

The pro forma net income of the insurance area totaled R$ 45 million in the first quarter of 2007, compared to R$ 80 million in the prior quarter. In spite of a 6.0% increase in earned premiums, claims increased in tandem, and therefore the result of operations remained unaltered from the prior quarter.

The decline in financial margin arises from gains on variable income funds in the prior quarter that did not maintain the same performance in this quarter.

                         Composition of earned premiums

                                 1st Quarter/07

                                    [GRAPHIC]

                                 4th Quarter/06

                                    [GRAPHIC]

The share in earned premiums of "Other Lines" was significant, growing by 4.1 p.p. in the quarter, as a result of the concentration of the mandatory DPVAT insurance in the first quarter of the year.

The increased share of Life insurance policies is attributable to campaigns in the period, giving rise to a 12.4% increase in the volume of sales.

The Residential line remained stable, with 583 thousand policies in the quarter.

Number of Policies - Mass products

                                                                    In Thousands

                                    [GRAPHIC]

NB: Insurance charts do not include the Itauseg Saude companies and include the Life line of Itau Vida e Previdencia S.A.

Combined Ratio

The combined ratio, which measures the efficiency of operating costs against revenue from earned premiums, grew by 160 basis points from prior quarter, due to the higher number of claims for residential and property lines.

Other operating revenue, excluding interest on own capital, dividends received from IRB and reversal of taxes recorded in the prior quarter, returned to historical levels.

Combined Ratio

                                    [GRAPHIC]

NB: In the calculation of the combined ratio, the results from Protecao Cartao Credicard and Itaucard were recorded net under Other Operating Income/ Expenses.


                                       30

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Itaubanco - Insurance, Pension Plans and Capitalization

Life and Pension Plans

Pro forma net income of the life and pension plan sub segment was R$ 109 million, or a 9.2% fall quarter-on-quarter, as a result of the lower tax benefit from interest on own capital in the determination of income tax, when compared to the prior quarter.

Redemption expenses increased by 31.2% in the first quarter, a consequence of the seasonal effect of pension plan products.

During the last months of the year, the volume of contribution typically increases to take advantage of tax deductions and, consequently, technical provisions are higher, but tend to decline in the first quarter of the following year.

Pension Plan Technical Provisions

At March 31, 2007, technical provisions added up to R$ 17,176 million, growing by 6.5% in the quarter.

                                                                      R$ Million

                                    [GRAPHIC]

The table below shows the technical provisions by product and by guaranteed yield for participants.

Technical Reserves Product/Guarantee at 03/31/2007

                                                                      R$ Million

                      GUARANTEED YIELD
                  -----------------------
                  EXCLUSIVE
PRODUCT             FUNDS     IGP-M    TR   OTHER    TOTAL     %
---------------   ---------   -----   ---   -----   ------   -----
VGBL                11,211       --    --     --    11,211    65.3%
PGBL                 4,137       --    --     --     4,137    24.1%
TRADITIONAL             --    1,716    76     --     1,792    10.4%
DEFINED BENEFIT         --       --    27     --        27     0.2%
ACCESSORIES             --       --    --      9         9     0.1%
TOTAL               15,348    1,716   103      9    17,176   100.0%

It can be seen that as of March 31, 2007, VGBL and PGBL products accounted for 89.4% of technical provisions.

Resources from VGBL and PGBL products are invested in exclusive funds during the accumulation phase and do not represent a risk for the company, which passes on to customers the yield achieved in the fund and is remunerated for managing the resources.

Capitalization

The pro forma net income of the capitalization subsegment declined by 38.0% in the quarter, driven by the decreased financial margin. This fall arises from gains on funds obtained in the prior quarter, whose performance was not the same in the current quarter. During the quarter, the portfolio comprised 4.8 million active bonds, in line with the performance in the prior quarter, which ensures this segment a high profitability level. These bonds represented R$1,123 million in technical provisions.

Number of Capitalization Bonds - PIC

                                                                    In Thousands

                                    [GRAPHIC]


                                       31

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Itaubanco - Investment Funds and Managed Portfolio

The pro forma financial statements below were prepared based on internal management information and are intended to present the Fund Management-related business performance.

                                                                      R$ Million

Itaubanco - Investment Funds and Managed Portfolios   1st Q./07   4th Q./06   Variation
---------------------------------------------------   ---------   ---------   ---------
Banking Service Fees                                      497         506        (10)
  Mutual Fund Management Fees (*)                         404         408         (5)
  Brokerage Services                                       68          73         (5)
  Custody Services and Managed Portfolios                  25          25          0
Transfer to Banking                                      (185)       (163)       (22)
Noninterest Expenses                                     (147)       (177)        30
Tax Expenses for ISS, PIS and Cofins                      (27)        (28)         1
Income before Tax and Profit Sharing                      138         138         (1)
Income Tax and Social Contribution                        (57)        (65)         7
Profit Sharing                                            (21)        (34)        14
Net Income                                                 60          39         21

(*) Does not include income from Pension Plans Fund Management.

Note: The Non-Interest Expenses are made up of personnel expenses, other administrative expenses, tax expenses for CPMF and others and other operating expenses.

Net income from investment funds and managed portfolios in the first quarter of 2007 increased by 52.7% compared to the prior quarter, reaching R$ 60 million. Revenues from brokerage services declined by 7.3% from the fourth quarter of 2006, mainly due to the lower volume of primary share offering coordination services.

Gains from investment fund management and custody services remained virtually unaltered from the prior quarter.

Assets Under Management

                                                                      R$ Billion

                                    [GRAPHIC]

Market Share - Source: ANBID/Ranking Global

Itau Corretora

Itau Corretora, whose management is independent from the fund management activities, handled 3.3 million contracts on BM&F in the first quarter of 2007. This represents a 30% growth compared to the same period of 2006. On Bovespa, the volume of transactions handled by Itau Corretora reached R$ 19,281 million, exceeding the prior quarter and first quarter of 2006 levels by 22.5% and 42.8%, respectively.

Itau Corretora, through its Home Broker - www.itautrade.com.br - was responsible for a volume of trading of R$ 1,652 million, growing by 22.5% from the fourth quarter of 2006.

Itau Corretora also took part in offers of shares coordinated by Itau BBA. These offerings were IPOs and Follow-ons for companies from the construction, shopping mall and other segments, in a volume that added up to R$ 4.1 billion.

Also in the first quarter of 2007, the volume of fixed-income securities traded by Itau Corretora in international markets amounted to US$ 3 billion.


                                       32

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Itau BBA

The pro forma income statement of Itau BBA is presented below.

                                                                      R$ Million

                           Itau BBA                             1st Q./07   4th Q./06   Variation
-------------------------------------------------------------   ---------   ---------   ---------
Managerial Financial Margin                                        400         536        (137)
  o Banking Operations                                             274         333         (59)
  o Treasury                                                        57         166        (109)
  o Management of Foreign Exchange Risk from Investments
    Abroad                                                          69          37          31
Result from Loan Losses                                             44         (30)         74
  Provision for Loan and Lease Losses                               43         (65)        108
  Recovery of Credits Written Off as Losses                          1          35         (34)
Net Result from Financial Operations                               444         506         (63)
Other Operating Income / (Expenses)                                (83)       (103)         20
  Banking Service Fees                                             134         145         (11)
  Noninterest Expenses                                            (195)       (215)         20
  Tax Expenses for ISS, PIS and COFINS                             (30)        (28)         (2)
  Other Operating Income                                             8          (4)         13
Operating Income                                                   361         403         (43)
  Non-Operating Income                                              (0)          0          (1)
Income before Tax and Profit Sharing                               360         404         (43)
Income Tax and Social Contribution                                (101)        (64)        (37)
Profit Sharing                                                     (16)        (43)         26
  Net Income                                                       243         297         (54)

Note: The item Non-Interest Expenses is composed of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

In the first quarter of 2007, the financial margin was R$ 400 million, decreasing by 25.5% from the prior quarter, when it reached R$ 536 million.

The financial margin from banking transactions totaled R$ 274 million, which represents a 17.7% decline compared to the previous quarter's margin of R$ 333 million. The following aspects should be noted during the period: (i) financial expenses of R$ 30 million were recorded, as a result of the early settlement of funding replaced with lower cost lines, (ii) additional gains arising from structured credit transactions in the fourth quarter of 2006, and
(iii) higher gains on floating on account of the seasonality of cash management volumes seen in December of any given year.

With regard to the treasury transactions, net income of R$ 57 million in the first quarter is based on arbitrages in the domestic and international markets, in particular fixed-income positions in Brazil, and positions involving foreign exchange parities. It should be pointed out that the net income of R$ 166 million posted in the fourth quarter of 2006 was primarily driven by the impact of the 17.2% decrease in Brazilian country risk on the sovereign debt portfolio, as well as the reduction of local interest rates on the futures market on fixed-rate asset positions.

Noteworthy was the excellent level of quality of the credit portfolio, where 98% of the loans have been ascribed risk levels "AA", "A" and "B" pursuant to criteria set forth in Resolution 2,682 of the National Monetary Council. The result from doubtful loans was a R$ 44 million credit in the first quarter, brought about by reassessments of risk ratings and reversals of provisions due to the settlement of transactions previously recorded as overdue.

The gross income from financial intermediation totaled R$ 444 million, representing a 12.4% reduction compared to the prior quarter.

Banking service fees totaled R$ 134 million in the first quarter of 2007, representing a 7.5% decrease from the prior quarter, chiefly due to lower commission revenues from capital market transactions. Despite this decrease, the participation of Itau BBA in the origination of fixed-income transactions should be highlighted. According to ANBID (National Association of Investment Banks), Itau BBA remained first in this segment ranking from January to March 2007, with a market share of 32%, the same position attained in recent years

Non-interest expenses amounting to R$ 195 million were 9.4% lower than in the prior quarter, primarily as a result of lower depreciation costs and lower donations related to the Rouanet Law. It is important to mention that these donations are fully tax deductible from income tax of the year.

Other operating revenues increased by R$ 13 million quarter-on-quarter, primarily on account of a non-recurring expense recorded in the fourth quarter of 2006 in connection of the transfer of customers to Itau BBA. It is worthwhile mentioning that the profile and potential of Itau's customers are regularly reassessed, to enable the reassignment of customers to the most suitable segment, as well as the managerial allocation of the value of such clients among the segments involved.

As a consequence of the items described above, Itau BBA's pro forma net income amounted to R$ 243 million in the first quarter, an 18.1% decline from the prior quarter, corresponding to an annualized return on average allocated capital (tier 1) of 18.6% in the quarter.


                                       33

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Itaucred

The pro forma financial statements of Itaucred are presented below, based on managerial information provided by proprietary models, in order to more accurately reflect the performance of the business units.

On March 31, 2007

                                                                      R$ Million

                                                                Itaucred
                                            ---------------------------------------------
                                                       Credit Cards -
                                                        Non-Account
                  ASSETS                    Vehicles       Holders       Taii    Itaucred
-----------------------------------------   --------   --------------   ------   --------
Current and Long-Term Assets                 20,578        3,760         2,967     27,304
Credit Operations                            21,284        3,932         3,241     28,456
(Allowance for Loan Losses)                  (1,257)        (288)         (432)    (1,976)
Other Assets                                    551          116           158        824
Permanent Assets                                 61            0            66        127
                                             ------        -----         -----     ------
TOTAL ASSETS                                 20,638        3,760         3,033     27,431
                                             ------        -----         -----     ------

                                                                      R$ Million

                                                                Itaucred
                                            ---------------------------------------------
                                                       Credit Cards -
                                                        Non-Account
               LIABILITIES                  Vehicles       Holders       Taii    Itaucred
-----------------------------------------   --------   --------------   ------   --------
Current and Long-Term Liabilities            18,879        3,045         2,570     24,495
Deposits                                          3           --            --          3
Securities Repurchase Agreements             17,848          421         2,063     20,331
Borrowings                                      179            1             0        180
Other Liabilities                               849        2,624           508      3,980
Allocated Capital Tier I                      1,759          714           462      2,936
  Allocated Capital Tier I of Itau            1,759          714           350      2,824
  Allocated Capital Tier I of CBD                --           --           112        112
                                             ------        -----         -----     ------
TOTAL LIABILITIES                            20,638        3,760         3,033     27,431
                                             ------        -----         -----     ------

Statement of Income

                                                                      R$ Million

                                                       Credit Cards -
                                                        Non-Account
              1st QUARTER/07                Vehicles       Holders       Taii    Itaucred
-----------------------------------------   --------   --------------   ------   --------
Managerial Financial Margin                    621           347           173      1,141
Result from Loan Losses                       (201)         (141)          (94)      (436)
  Provision for Loan and Lease Losses         (226)         (152)         (112)      (491)
  Recovery of Credits Written Off as
    Losses                                      25            11            18         55
Net Result from Financial Operations           420           206            79        706
Other Operating Income/(Expenses)              (56)          (80)         (112)      (249)
  Banking Service Fees                         170           171            39        380
  Noninterest Expenses                        (182)         (231)         (135)      (548)
  Tax Expenses for ISS, PIS and Cofins         (48)          (28)          (18)       (95)
  Other Operating Income                         4             8             3         15
Operating Income                               364           126           (33)       457
  Non-Operating Income                          (0)           (0)           (0)        (0)
Income Before Tax and Profit Sharing           364           126           (33)       457
Income Tax and Social Contribution            (122)          (42)           12       (152)
Profit Sharing                                  (7)           (1)           (0)        (8)
  Net Income                                   235            83           (21)       297
    Net Income of Itau                         235            83           (11)       307
    Net Income of CBD                           --            --           (10)       (10)
                                              ----          ----          ----       ----
(RAROC) - Return on Average Tier I
  Allocated Capital                           56.3%         45.9%        -18.5%      41.6%
                                              ----          ----          ----       ----
Efficiency Ratio                              24.4%         46.5%         68.9%      38.1%
                                              ----          ----          ----       ----

Note: Non-Interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses. The subsegment Itaucred Taii includes 50% of FAI - Financeira Americanas Itau.


                                       34

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Itaucred

On December 31, 2006

                                                                      R$ Million

                                                                Itaucred
                                            ---------------------------------------------
                                                       Credit Cards -
                                                        Non-Account
                  ASSETS                    Vehicles       Holders       Taii    Itaucred
-----------------------------------------   --------   --------------   ------   --------
Current and Long-Term Assets                18,569         4,184         2,956     25,709
Credit Operations                           19,316         4,285         3,228     26,829
(Allowance for Loan Losses)                 (1,200)         (243)         (421)    (1,863)
Other Assets                                   453           142           148        742
Permanent Assets                                51             6            77        134
                                            ------         -----         -----     ------
TOTAL ASSETS                                18,621         4,191         3,032     25,844
                                            ------         -----         -----     ------

                                                                      R$ Million

                                                                Itaucred
                                            ---------------------------------------------
                                                       Credit Cards -
                                                        Non-Account
               LIABILITIES                  Vehicles       Holders       Taii    Itaucred
-----------------------------------------   --------   --------------   ------   --------
Current and Long-Term Liabilities           17,040         3,453         2,571     23,064
Deposits                                         9            --            --          9
Securities Repurchase Agreements            16,459           717         2,231     19,407
Borrowings                                     150            --             0        150
Other Liabilities                              423         2,735           339      3,498
Allocated Capital Tier I                     1,580           738           462      2,780
  Allocated Capital Tier I of Itau           1,580           738           339      2,657
  Allocated Capital Tier I of CBD and
    Lojas Americanas                            --            --           123        123
                                            ------         -----         -----     ------
TOTAL LIABILITIES                           18,621         4,191         3,032     25,844
                                            ------         -----         -----     ------

Statement of Income

                                                                      R$ Million

                                                       Credit Cards -
                                                        Non-Account
            4th QUARTER/06 (*)              Vehicles       Holders       Taii    Itaucred
-----------------------------------------   --------   --------------   ------   --------
Managerial Financial Margin                    517           326           148      991
Result from Loan Losses                       (215)         (159)          (66)    (440)
  Provision for Loan and Lease Losses         (248)         (177)          (86)    (511)
  Recovery of Credits Written Off as
    Losses                                      33            18            20       71
Net Result from Financial Operations           302           167            82      551
Other Operating Income/(Expenses)              (10)          (71)         (130)    (212)
  Banking Service Fees                         175           170            41      385
  Noninterest Expenses                        (148)         (221)         (162)    (531)
  Tax Expenses for ISS, PIS and Cofins         (38)          (24)          (14)     (76)
  Other Operating Income                         0             4             7       11
Operating Income                               292            96           (49)     339
  Non-Operating Income                          (0)           (0)           (0)      (0)
Income Before Tax and Profit Sharing           292            96           (49)     339
Income Tax and Social Contribution             (84)          (25)           22      (88)
Profit Sharing                                  (2)           (2)           (0)      (4)
Net Income                                     206            69           (27)     248
  Net Income of Itau                           206            69           (10)     266
  Net Income of CBD and Lojas Americanas        --            --           (18)     (18)
                                              ----          ----          ----     ----
(RAROC) - Return on Average Tier I
  Allocated Capital                           58.0%         40.7%        -24.5%    38.9%
                                              ----          ----          ----     ----
Efficiency Ratio                              22.6%         46.3%         90.3%    40.5%
                                              ----          ----          ----     ----

Note: Non-Interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses. The subsegment Itaucred Taii includes 100% of FAI - Financeira Americanas Itau.

(*) The figures for the fourth quarter of 2006 have been adjusted by applying the same accounting criteria adopted in the first quarter of 2007.


                                       35

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Itaucred

Vehicles

The net income of subsegment Itaucred Vehicles increased 14.1% compared to last quarter of 2006. The main driver of this change was the increased managerial financial margin which, in turn, was influenced by the 10.2% expansion in the volume of vehicle financing and leasing transactions. As the growth in the credit portfolio was followed by an improvement in the risk quality, the provision for loan losses in the first quarter of 2007 declined by 8.6% compared to the prior quarter. The increase in non-interest expenses is associated with the growth in operating activities and the absence, in the quarter, of the benefit from the reversal of provisions for civil claims that affected the last quarter of 2006.

Credit cards - Non Current Account Holders

Net income generated by the Credit Card - Non Current Account Holders sub-segment added up to R$ 83 million in the first quarter of 2007, up 20.2% from the prior quarter, primarily due to the lower provision for loan losses as a result of the improved risk quality, and higher managerial financial margin as a function of the increased volume of financing.

The recovery of credits written-off as losses declined because the liquidity level in the first quarter is typically lower than that in the fourth quarter of the year.

Non-interest expenses were impacted by increased processing systems and communications expenses, in particular call center and mailing costs.

Taii

Taii's credit portfolio reached R$ 3,241 million in the first quarter of 2007, growing by 0.4% compared to the prior quarter. At March 31, 2007, Taii had 5.8 million customers. It should be pointed out that sub-Taii subsegment includes 100% of the operations of FIC - Financeira Itau CBD, a partnership in which our share represents 50%.

The main aspects of the operations are shown below:

Financeira Itau

The network of Taii's own stores closed the first quarter of 2007 with 251 stores in the following states: Sao Paulo, Rio de Janeiro, Minas Gerais, Parana, Espirito Santo, Bahia, Pernambuco, Goias and Ceara. Financeira Itau offers its customers a product portfolio comprising: personal loans to low-income customers, personal loans under guaranteed overdraft, and insurance. The focus throughout 2007 will be on consolidating the existing operation and increasing the product portfolio and base of active customers. The loan portfolio grew by 26.7% from the prior quarter to reach R$ 361 million.

Financeira Itau-CBD

The growth in the Financeira Itau CBD (FIC) portfolio, achieved by offering a wide range of products and services to customers at the Pao de Acucar, Extra, Extra-Eletro, CompreBem and Sendas business units, is based on the offer of the following products: personal loans under guaranteed overdraft, personal loans to low-income customers, insurance, private label cards, and co-branded credit cards. At the end of the first quarter of 2007, Financeira Itau CBD had 338 stores in the CDB network. All these products originated a portfolio of R$ 849 million at the end of the first quarter.

Financeira Americanas Itau

Consolidation of the presence of Financeira Americanas Itau (FAI) stores at Lojas Americanas' points-of-sale, where financial products and services are sold to customers at 249 network stores, in addition to Americanas Express and Americanas.com customers. FAI closed the period with a total of 249 stores, of which 239 are located at Lojas Americanas facilities and 10 are own stores, offering customers a product portfolio comprising personal loans under guaranteed overdraft, personal loans to low-income customers, insurance, private label cards, and co-branded credit cards. FAI's goal for 2007 is to expand its market share by diversifying its product portfolio and increasing its customer base. As from this quarter, FAI's operations are proportionally consolidated into the Itaucred segment based on our 50% of total capital.

Consignment Credit

Consignment Credit refers to an agreement between Itau and BMG, as well as the distribution of this product through Itau's sale channels. The segment closed the first quarter of 2007 with a R$ 1,937 million portfolio, corresponding to a 2.1% increase compared to the prior quarter.

Taii - Net Income

                                                                      R$ Million

                            1st Q./07   4th Q./06 (*)   Variation
                            ---------   -------------   ---------
FIT                           (11)          (17)            6
FIC                           (21)          (27)            6
FAI                            (5)           (9)            3
Consignment                    15            25            (9)
Total                         (21)          (27)            6

(*) The figures for the fourth quarter of 2006 have been adjusted by applying the same accounting criteria adopted in the first quarter of 2007.

Taii - Credit Portfolio                                               R$ Million

                            Mar 31,07    Dec 31,06      Variation
                            ---------   -------------   ---------
FIT                             361           285          76
FIC                             849           867         (18)
FAI                              94           180         (86)
Consignment                   1,937         1,897          40
Total                         3,241         3,228          12


                                       36

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

[Itau LOGO]                                   Banco Itau Holding Financeira S.A.

Risk Management

                                [GRAPHIC OMITTED]

Risk Management

Itau regards risk management as an essential instrument for optimizing the use of capital and selecting the best business opportunities, in order to achieve the best risk/return ratio for its stockholders.

Market Risk

Itau manages its market risk using Calculation of the Statistical Value at Risk
(VaR), Calculation of Losses in Stress Scenarios, Stop Loss, Gap Analysis, Sensitivity Analysis, Analysis of Results and Allocation of Capital.

VaR of the Business Units of Itau

We show below tables with the VaR of the units of Itau.

Banco Itau

Given the continuing expectations of the evolution of the fixed-interest rate market, Itau continued to pursue its strategy for optimizing the risk/return ratio, thus maintaining its position.

Structural Gap, covering commercial transactions and related financial instruments, declined within the Global VaR at March 30, 07. Although the variable income and Exchange Coupon risks have increased within VaR, Global VaR decreased by approximately 11.6%, as the volatility of the other factors remained at the levels seen at the end of 2006, and as the diversification effect among risk factors and among fixed-rate vertices increased.

Structural Gap Banco Itau VaR (*)

                                                                      R$ Million

                         Mar 30, 07   Dec 29, 06
                         ----------   ----------
Fixed Rate                  50.1         59.3
Benchmark Rate (TR)          2.7          3.8
Inflation Rates              4.1          4.0
Dollar Coupon Rate          13.1          8.6
Foreign Exchange (**)        0.5          4.3
Equities                    14.6         10.1
                           -----        -----
Diversification Impact     (23.4)       (20.3)
                           -----        -----
Global VaR (**)             61.7         69.8
                           -----        -----

(*) VaR refers to the maximum potential loss in 1 day, with a 99% confidence level.

(**)  Considering the effects of tax adjustments.

Itau's Own Desk seeks to identify the best alternatives among the many business opportunities in the domestic and foreign markets, in addition to managing risks from structured transactions offered to clients. During the quarter, average Stress VaR corresponded to R$ 141 million, having reached R$ 164 million on March 30, 2007. During the period, the main exposures behind this position were those relating to transactions carried out in the fixed rate domestic market, followed by dollar-linked and variable income transactions.

Stress VaR of the Proprietary Desk of Banco Itau

                                                                      R$ Million

                                           Mar 30, 07   Dec 29, 06
                                           ----------   ----------
Stress VaR Global                            (163.7)      (360.0)
Maximum Global Stress VaR in the quarter     (332.7)      (390.2)
Average Global Stress VaR in the quarter     (141.3)      (182.0)
Minimum Global Stress VaR in the quarter         --        (15.3)

Find out more on risk management in our Investor Relations website, www.itauri.com.br, in the Corporate Governance / Risk Management section, and also in Form 20-F, available in the Financial Information/CVM/ SEC Files section.

Banco Itau BBA

Itau BBA's desks are independent from their counterparts at Itau, and assemble positions in order to optimize the risk-weighted return. The effective control and management of market risk provided comfort to the institution, allowing for managing changes in scenarios, as well as diversification and increased sophistication of transactions performed. During the period, Itau BBA maintained a low exposure to market risk in relation to its capital.

Banco Itau BBA VaR

                                                                      R$ Million
                                      Mar 30, 07    Dec 29, 06
                                      ----------    ----------
Fixed Rate                                2.0          1.4
Dollar Coupon Rate                        4.1          3.0
Foreign Exchange (*)                      4.5          2.5
Equities                                  3.6          2.4
Sovereign                                11.0          4.1
Inflation Rates                          10.2          1.9
Foreign Interest Rates                    3.5         14.3
Commodities                               2.2          1.1
Foreign Exchange - Other Currencies       3.2          2.1
Other                                     0.7          0.8
                                        -----        -----
Diversification Impact                  (23.3)       (17.1)
                                        -----        -----
Global VaR (*)                           21.6         16.6
                                        -----        -----
Maximum Global VaR in the quarter        26.6         24.2
Average Global VaR in the quarter        16.6         14.9
Minimum Global VaR in the quarter         7.6          8.4

(*)  Considering the effects of tax adjustments.

Itau

In order to more closely match the disclosure of managerial information and how risks are managed, the determination of Itau Consolidated Global VaR now segregates those positions where Statistical VaR is used from the ones where Stress VaR is applied. The table below shows Itau Consolidated Global VaR, comprising the portfolios of Itau BBA, Banco Itau Europa, Banco Itau Buen Ayre, and Itau's structural portfolio. Itau's and Itau BBA's portfolio are analyzed in conjunction and then segregated by risk factor. It can be seen that the diversification of risks of the business units is significant, enabling the conglomerate to maintain its total exposure to market risks at very low levels in relation to its capital.

Itau VaR

                                                                      R$ Million

     Banco Itau (*)+ Itau BBA         Mar 30, 07   Dec 29, 06
-----------------------------------   ----------   ----------
Fixed Rate                               48.4         58.4
Benchmark Rate (TR)                       2.7          3.8
Inflation Rates                          15.9          6.0
Dollar Coupon Rate                       11.4          9.5
Foreign Exchange (**)                     4.9          7.4
Private and Sovereign Securities         12.0         14.0
Equities                                 14.6         11.8
Libor                                     4.2         14.4
Commodities                               2.2          1.1
Foreign Exchange - Other Currencies       3.2          2.1
Other                                     0.7          0.8
                                        -----        -----
Ban co Itau Europa                        0.6          0.8
Ban co Itau Buen Ayre                     0.1          0.3
                                        -----        -----
Dive rsification Impact                 (47.0)       (37.9)
                                        -----        -----
Global VaR (**)                          74.0         92.5
                                        -----        -----

(*)  Not considering the Proprietary Desk Portfolio.

(**) Considering the effects of tax adjustments.


                                       38

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Risk Management

Securities Portfolio

History of Securities Portfolio

                                                                      R$ Million

                                                                                                      Variation (% )
                                                                                              -----------------------------
                                   Mar 31,07     %     Dec 31,06     %     Mar 31,06    %     Mar/07-Dec/06   Mar/07-Mar/06
                                   ---------   -----   ---------   -----   ---------  -----   -------------   -------------
  Public Securities - Domestic       16,484     26.3%     9,373     20.3%     7,380    20.7%       75.9%          123.4%
  Public Securities - Foreign        11,158     17.8%     3,135      6.8%       688     1.9%      256.0%         1522.5%
Total Public Securities              27,642     44.1%    12,508     27.1%     8,067    22.7%      121.0%          242.6%
Private Securities                   15,739     25.1%    16,036     34.7%    13,352    37.5%       -1.9%           17.9%
PGBL/VGBL Fund Quotas                15,363     24.5%    14,324     31.0%    11,047    31.0%        7.3%           39.1%
Derivative Financial Instruments      3,915      6.2%     3,368      7.3%     3,415     9.6%       16.2%           14.6%
Additional Provision                     --      0.0%        --      0.0%      (280)   -0.8%         --          -100.0%
                                     ------    -----     ------    -----     ------   -----        ----          ------
Total Securities                     62,659    100.0%    46,236    100.0%    35,601   100.0%       35.5%           76.0%

The securities portfolio increased by 35.5% compared to the prior quarter. The main drivers of such increase were: (I) the consolidation of BkB operations in Chile and Uruguay, accounting for an R$ 8,024 million rise in the balance of foreign public securities, and (II) the appropriation of funds raised through the issue of subordinated debt, helping to increase the balance of the public securities portfolio in Brazil by R$ 7,111 million.

Private Securities Portfolio and Credit Portfolio

The total balance of private securities added to the credit portfolio reached R$ 116,810 million in march of 2007, which corresponds to an 6.5% increase compared to the previous quarter balance.

Funds Intended for the economic agents
                                                                      R$ Million

                                   Mar 31, 07
--------------------------------------------------------------------------
     Risk Level          AA       A         B       C      D - H    Total
--------------------   ------   ------   ------   -----   ------   -------
Euro Bonds and          5,014      516      186       0       --     5,716
  Similar
Certificates of         2,506      140       30      --       --     2,677
  Deposit
Debentures                858    1,696       19      --       --     2,574
Shares                  1,135       98      130      --        3     1,366
Promissory Notes           --        3      479      10       12       504
Other                   1,093    1,546      232      27        3     2,901
SubTotal               10,607    4,000    1,077      37       18    15,739
Credit Operations(*)   21,951   43,586   20,163   4,646   10,724   101,071
Total                  32,558   47,586   21,240   4,683   10,742   116,809
% of Total               27.9%    40.7%    18.2%    4.0%     9.2%    100.0%

                                                                      R$ Million

                                   Dec 31, 06
--------------------------------------------------------------------------
     Risk Level          AA       A         B       C      D - H    Total
--------------------   ------   ------   ------   -----   ------   -------
Euro Bonds and          5,138      378       84       0       --     5,600
  Similar
Certificates of         2,694      166       30               --     2,889
  Deposit
Debentures                879    1,457       17               --     2,353
Shares                  1,041      117       44                7     1,210
Promissory Notes           31       30      508      21       31       622
Other                   1,972      585      775      29        3     3,363
SubTotal               11,754    2,732    1,458      50       41    16,036
Credit Operations(*)   20,133   38,940   19,477   4,498   10,601    93,648
Total                  31,887   41,672   20,935   4,548   10,643   109,685
% of Total               29.1%    38.0%    19.1%    4.1%     9.7%    100.0%

(*)  Endorsements and Sureties included.


                                       39

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Risk Management

Credit Risk

The continuous improvement in the process for decision-making and for credit risk management and control, guided by the best market practices, have made it possible for Itau to use of methodologies based on scientific modeling for risk analysis.

The credit policy is formulated on the basis of internal factors, established by the bank itself, and on external factors, relating to the economic environment in Brazil and abroad. Amongst the internal factors, we can highlight the customer ratings, determined by advanced credit analysis and control instruments, the levels of default, the rates of return, the quality of the portfolio, and the economic capital allocated. The bank's focus has been on evaluating the risk/ return ratio in growing its assets, its main concern being the quality of the credit portfolio and the creation of value for its stockholders. The whole decision policy process, as well as the definition of the credit policy of Itau, is centralized, with a view to ensuring synchronized actions and optimizing business opportunities.

The evolution of the quantitative management instruments and the statistical models for active management of the credit portfolio make possible the identification of expected losses, which reflect the statistical average, and the unexpected ones, which indicate the possibility of loss in adverse situations. Despite being shown to have a low probability of occurrence, unexpected losses, because they represent a high loss value, may come to threaten the continuity of the business.

Accordingly, while the expected losses act as the basis for the calculation of the allowance for loan losses, the unexpected losses, also known as Value at Risk (VaR), are the basis for calculating the economic capital for covering the risks of the portfolio. Determining the allocated economic capital makes it possible to implement risk-sensitive control and pricing policies. Itau has an in-house model for calculating the economic capital allocated to credit risk, which seeks to address the concern about the unexpected losses of the portfolio, giving special attention to the risk of concentration and the individual contribution to risk. Unlike regulatory capital, economic capital captures the intrinsic factors relating to the business, sensitizing the return to the real measure of risk.

Besides the calculation of the allocated economic capital, Itau has used a managerial system for forecasting the allowance for loan losses based on the expected loss and on the historical level of nonperformance by type of product of the credit portfolio. Both the expected loss, measured by the allowance for loan losses, and the unexpected loss, measured by the economic capital, are used in the calculation of the Risk-Adjusted Return on Capital (Raroc), used in the management and optimization of the credit portfolio. The evolution of these managerial instruments is aligned with requirements of the New Basel Accord, so as to adjust the needs for minimum reserves compatible with the risk level of the business.

In the centralized monitoring and control carried out by Itau, the following instruments are used, amongst others:

o Analysis of the portfolio and definition of credit limits involving economic capital as a measure of risk;

o     RAROC model for defining referential spreads;

o Quality of the portfolios (views by customer/economic group, product, line of business, and segmentation);

o Concentration/dispersion of the portfolios (aging/flow of maturities, line of business, currency, concentration of credit by customer and economic group);

o Evolution of the profile of the portfolio and the economic impacts arising (allowance for loan losses and allocated capital) in the conglomerate and in the different segments of the bank.

Evolution of the credit portfolio

The credit portfolio grew by 7.9% compared to December 2006. In relation to March 2006, the portfolio increased by 40.3%, reaching R$ 101,071 million. The individual portfolio grew by 10.1% (R$ 4,082 million) in the first quarter, to reach R$ 44,569 million. Credits to micro, small and mid-sized businesses increased by 19.3% in the quarter and 77.6% in the year, totaling R$ 24,397 million. Credits to large corporations added up to R$ 24,615 million, or an 8.2% decline in the quarter and a 7.2% increase compared to March 2006. Directed loans fell by 4.1% in the quarter. Property loans granted by the Chile and Uruguay units amounted to R$ 1,835 million.

Credit Operations

                                                                   R$ Million(*)

                                   [GRAPHIC]

(*) In constant currency as of December 31, 1995 up to that date; in nominal amounts thereafter. (**) On March 31, 07

(1) Credit Operations: Loans, Leasing, Other Credits, and Advances on Foreign Exchange Contracts. (2) Guarantees include endorsements, sureties and other guarantees.


                                       40

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Risk Management

Loans rated from "AA" to "B" had an 84.8% share in the total portfolio, increasing by 0.9 p.p. in the quarter.

Our ongoing efforts to diversify the credit portfolio have led to a decreased concentration of the largest debtors in relation to the total portfolio. In March 2007, the 100 largest debtors accounted for 18.5% of the total credit portfolio, against 20.2% in December 2006. The share of the largest debtor in the total portfolio was 0.8%, a 0.2 p.p. decline quarter-on-quarter.

Evolution of the 100 Largest Debtors on the Credit Portfolio

                                                                      R$ Million

                                   [GRAPHIC]

*     Endorsements and Sureties included.

Evolution of the Credit Portfolio and the ratio between Provision for Loan Losses/Credit Portfolio

                                                                      R$ Million

                                   [GRAPHIC]

*     Exceeding Provision for Loan Losses included.

Allocated Economic Capital

Percentage Distribution of Allocated Economic Capital by Business Sector

Business Sector                        Mar 31, 07   Dec 31, 06   D p.p.
------------------------------------   ----------   ----------   ------
SOVEREIGN RISK BRASIL                      2.0%         1.1%       1.0
SOVEREIGN RISK - OTHER COUNTRIES           0.6%         0.3%       0.3
BUSINESSES                                48.7%        51.3%      (2.7)
  RETAIL                                   6.5%         7.0%      (0.6)
  SERVICE COMPANIES                        3.4%         3.3%       0.0
  FARMING AND LIVE STOCK                   3.3%         3.7%      (0.4)
  FINANCIAL                                3.1%         3.4%      (0.3)
  FOOD AND BEVERAGES                       3.1%         2.6%       0.5
  ENERGY GENERATION AND DISTRIBUTION       2.9%         3.1%      (0.2)
  CONTRACTORS AND REAL ESTATE AGENTS       2.1%         1.9%       0.2
  CHEMICAL AND PETROCHEMICAL               2.0%         2.3%      (0.3)
  TRANSPORTATION                           1.7%         1.7%      (0.0)
  STEEL AND METALLURGY                     1.6%         1.9%      (0.2)
  TEXTILE AND CLOTHING                     1.4%         1.7%      (0.3)
  WHOLESALE                                1.4%         1.1%       0.2
  ELECTRONICS                              1.0%         1.4%      (0.4)
  OTHER BUSINESSES *                      15.1%        15.5%      (0.4)
INDIVIDUALS                               48.7%        47.3%       1.4
                                          ----         ----
Total                                      100%         100%
                                          ----         ----

*     Sector with less than 1.1% in the total AEC included.

Itau's allocated economic capital has a balanced consumption. It is to be noted in the table that an important percentage of capital is allocated to transactions in the Individual segment, which is very dispersed. Likewise, the capital allocated to companies is not concentrated in any significant way in any sector of the economy.


                                       41

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Risk Management

Credit Portfolio Development Consolidated by Client Type and Currency

                                                                      R$ Million

                                                                                  Variation
                                                                     -----------------------------------
                                        Mar/07    Dec/06    Mar/06    Mar/07 - Dec/06    Mar/07 - Mar/06
                                       -------   -------   -------   ----------------   ----------------
Total                                  Balance   Balance   Balance   Balance      %     Balance      %
------------------------------------   -------   -------   -------   -------   ------   -------   ------
Individuals                             46,404    40,487    30,813     5,917     14.6%   15,590     50.6%
  Credit Card                            8,706     9,188     6,904      (482)    -5.3%    1,801     26.1%
  Personal Loans                        16,033    13,284    11,457     2,748     20.7%    4,575     39.9%
  Vehicles                              19,830    18,014    12,451     1,816     10.1%    7,379     59.3%
  Mortgage Loans (Chile and Uruguay)     1,835
Businesses                              49,012    47,263    36,703     1,749      3.7%   12,309     33.5%
Corporate                               24,615    26,816    22,962    (2,202)    -8.2%    1,652      7.2%
Small and Medium-Sized Companies        24,397    20,446    13,741     3,951     19.3%   10,656     77.6%
Subtotal                                95,415    87,750    67,517     7,665      8.7%   27,899     41.3%
Mandatory Loans                          5,655     5,898     4,529      (243)    -4.1%    1,126     24.9%
  Rural Loans                            3,242     3,465     2,628      (223)    -6.4%      614     23.4%
  Mortgage Loans                         2,413     2,434     1,902       (21)    -0.8%      511     26.9%
Total                                  101,071    93,648    72,046     7,422      7.9%   29,025     40.3%
Local Currency
Individuals                             41,934    40,330    30,684     1,604      4.0%   11,251     36.7%
  Credit Card                            8,501     9,188     6,889      (688)    -7.5%    1,611     23.4%
  Personal Loans                        13,603    13,127    11,343       476      3.6%    2,260     19.9%
  Vehicles                              19,830    18,014    12,451     1,816     10.1%    7,379     59.3%
Businesses                              33,907    33,727    25,456       180      0.5%    8,451     33.2%
Corporate                               15,109    16,982    14,352    (1,873)   -11.0%      757      5.3%
Small and Medium-Sized Companies        18,797    16,745    11,104     2,052     12.3%    7,694     69.3%
Subtotal                                75,841    74,057    56,139     1,784      2.4%   19,701     35.1%
Mandatory Loans                          5,637     5,881     4,519      (244)    -4.1%    1,118     24.7%
  Rural Loans                            3,242     3,465     2,628      (223)    -6.4%      614     23.4%
  Mortgage Loans                         2,395     2,416     1,892       (21)    -0.9%      503     26.6%
Total                                   81,478    79,937    60,659     1,540      1.9%   20,819     34.3%
Foreign Currency
Individuals                              4,470       157       130     4,312   2742.5%    4,340   3344.0%
  Credit Card                              205        --        15       205       --       190   1261.0%
  Personal Loans                         2,430       157       115     2,272   1445.2%    2,315   2018.2%
  Vehicles                                  --        --        --        --       --        --       --
  Mortgage Loans (Chile and Uruguay)     1,835
Businesses                              15,105    13,536    11,248     1,569     11.6%    3,858     34.3%
Corporate                                9,505     9,834     8,610      (329)    -3.3%      895     10.4%
Small and Medium-Sized Companies         5,600     3,702     2,637     1,898     51.3%    2,963    112.3%
Subtotal                                19,575    13,693    11,377     5,881     42.9%    8,197     72.0%
Mandatory Loans                             18        17        10         1      3.7%        8     80.5%
  Rural Loans                               --        --        --        --       --        --       --
  Mortgage Loans                            18        17        10         1      3.7%        8     80.5%
Total                                   19,593    13,711    11,387     5,882     42.9%    8,205     72.1%

Note: Includes endorsements and sureties. Vehicle financing transactions where the assignor is co-obligor were reclassified to the "Large Corporation" group.

Credit Portfolio by Client Type and Risk Level

                                                                      R$ Million

Mar 31, 2007                             AA        A        B       C       D       E       F      G      H      Total
------------------------------------   ------   ------   ------   -----   -----   -----   -----   ---   -----   -------
Individuals                               999   25,259   10,345   2,201   2,036   1,533   1,441   385   2,204    46,404
  Credit Card                               0    1,861    4,579     675     598     377     155    84     378     8,706
  Personal Loans                            0    6,219    3,963     743   1,194   1,056   1,210   243   1,403    16,033
  Vehicles                                  0   17,156    1,086     717     243      99      72    55     402    19,830
  Mortgage Loans (Chile and Uruguay)      999       22      717      66       1       0       4     3      22     1,835
Businesses                             19,354   15,710    9,065   2,266     887     525     338   117     750    49,012
  Corporate                            14,227    8,176    1,949     139      44       1      27     0      50    24,615
  Small and Medium-Sized                5,127    7,533    7,116   2,127     843     524     311   117     699    24,397
Subtotal                               20,353   40,968   19,411   4,467   2,923   2,058   1,779   502   2,954    95,415
Mandatory Loans                         1,598    2,618      753     179     152     157      45    21     133     5,655
Total                                  21,951   43,586   20,163   4,646   3,075   2,215   1,823   523   3,087   101,071


                                       42

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Risk Management

Funding

Our funding mix continued to change in the first quarter of 2007, with the increase in time deposits, increase in funds obtained in the open market - own securities - and a new issue of subordinated debt amounting to R$ 5,000 million. The balance of demand deposits decreased, following the seasonal growth in the last quarter of the prior year.

Funding Balance

                                                                      R$ Million

                                                                                                              Variation (%)
                                                                                                     -----------------------------
                                      Mar 31, 07     %     Dec 31, 06     %     Mar 31, 06     %     Mar/07-Dec/06   Mar/07-Mar/06
                                      ----------   -----   ----------   -----   ----------   -----   -------------   -------------
Demand deposits                          17,970     15.9%     19,097     18.6%    11,681      14.9%      -5.9%           53.8%
Savings deposits                         23,242     20.6%     22,912     22.4%    19,204      24.6%       1.4%           21.0%
Interbank deposits                        2,307      2.0%      2,167      2.1%       800       1.0%       6.5%          188.2%
Time deposits                            20,948     18.6%     16,997     16.6%    20,003      25.6%      23.2%            4.7%
                                        -------    -----     -------    -----     ------     -----       ----           -----
Total Deposits                           64,466     57.2%     61,173     59.7%    51,688      66.1%       5.4%           24.7%
                                        -------    -----     -------    -----     ------     -----       ----           -----
Securities Repurchase Agreements -
  Own Issue                              35,067     31.1%     28,349     27.7%    15,584      19.9%      23.7%          125.0%
Funds from Acceptances and Issue of
  Securities                              7,831      6.9%      7,541      7.4%     6,714       8.6%       3.8%           16.6%
On-lendings                               5,348      4.7%      5,338      5.2%     4,186       5.4%       0.2%           27.8%
                                        -------    -----     -------    -----     ------     -----       ----           -----
Total                                   112,713    100.0%    102,401    100.0%    78,172     100.0%      10.1%           44.2%
                                        -------    -----     -------    -----     ------     -----       ----           -----

Liquidity Risk

Itau's liquidity management is centralized by Banco Itau, which maintained adequate liquidity levels in Brazil and abroad in the first quarter of 2007. Such maintenance was possible due to the sound, diversified sources of funds, whether in the interbank market or from clients, as well as the rightsizing of the securities portfolio carried out in the period.

The liquidity management policies and minimum reserve limits are established in accordance with political/economic scenarios, as well as directives of the High Committee for Financial Risk Management, and are subject to regular reviews in the light of cash requirements under atypical market conditions or strategic decisions taken by the institution.

Operational Risk

Itau has strict control policies and mechanisms in place, aimed at providing an adequate environment to assess operating risks, being capable of consistently monitoring such risks and ensuring their emergency or permanent mitigation.

The institution is compliant with the provisions of Section 404 of the Sarbanes-Oxley Act (SOX) on internal controls over consolidated financial statements.

At present, the internal control structure is under review so as to ensure full adherence, by the end of 2007, to the National Monetary Council Resolution 3380 dated June 2006. The managerial model adopts the criterion of economic valuation per line of business, based on the allocation of capital associated with operational risks incurred. This proprietary mechanism is expected to be approved by the Brazilian regulatory body in the category of Advanced Model for Operational Risk, in accordance with the criteria of the new Basel Capital Accord.

Underwriting Risk

Similarly to Basel II, IAIS (International Association of Insurance Supervisors) guidance provides that insurance companies have a risk management system to supplement the minimum capital and solvency margin system.

In Brazil, Susep, in line with the global trend, enacted in December 2006 Resolution 158, effective 2008, requiring insurance companies to allocate capital to cover any losses arising from underwriting risk.

Itau, however, has used models to manage insurance activities since 2006. As from the beginning of 2007, figures relating to the different activity lines are regularly disclosed to the institution's executives.

The managerial model is based on allocation of capital associated with underwriting risk. The provisions for underwriting and the related risk are considered at the time the premium is priced, and are used in the management of the business.

Under the new legislation, factors relating to the issue/pricing risk and the provision risk disclosed by the regulator will be different for those insurers which have a pre-approved internal model. Insurers that do not have internal models approved by Susep will be penalized, and as a result the capital allocation will be higher. By calculating the new allocated capital using the two Susep parameters, it was found out that, in both circumstances, Itau will not be required to make any capital contribution to the group insurance companies.


                                       43

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Balance Sheet by Currency

Balance Sheet by Currency (*)

The Balance Sheet by Currency shows the balances linked to the local and foreign currencies. At March 31, 2007, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability totaling US$ 2,867 million. It should be pointed out that the gap management policy adopted by the Bank takes into consideration the tax effects of this position. As the profit from exchange rate variation on investments abroad is not taxed, we have set up a hedge (a liability in foreign exchange derivatives) larger in volume than the protected asset, such that the profit from foreign currency exposure, net of tax effects, is virtually zero and consistent with our strategy of low exposure to risk.

                                                                      R$ Million

                                                             Mar 31,07                           Dec 31,06
                                      --------------------------------------------------------   ---------
                                                                Business                          Business
                                                               in Brazil                         in Brazil
                                                                 Local      Foreign   Business    Foreign
           Assets                     Consolidated    Total    Currency    Currency    Abroad     Currency
-----------------------------------   ------------   -------   ---------   --------   --------   ---------
Cash and Cash Equivalents                  4,509       3,132      2,594        537      1,397        220
Short-term Interbank Deposits             41,771      32,032     31,108        924     13,375        517
Securities                                62,659      46,218     46,049        169     20,547        191
Loan and Leasing Operations               83,566      71,865     67,158      4,707     13,116      4,576
Other Assets                              61,557      61,116     47,990     13,126      1,956      7,494
    Foreign Exchange Portfolio            23,157      24,668     11,913     12,755          0      7,114
    Other                                 38,400      36,448     36,077        371      1,956        379
Permanent Assets                           3,788      12,676      2,807      9,869        971      8,708
TOTAL ASSETS                             257,850     227,039    197,707     29,333     51,363     21,706
  DERIVATIVES - PURCHASED POSITIONS
    Futures                                                                 17,771                 7,752
    Options                                                                  3,024                 4,410
    Swaps                                                                   27,006                10,380
    Other                                                                    5,642                 4,632
                                                                            ------                ------
TOTAL ASSETS AFTER ADJUSTMENTS (a)                                          82,776                48,880
                                                                            ------                ------

                                                                      Mar 31,07                           Dec 31,06
                                               --------------------------------------------------------   ---------
                                                                         Business                          Business
                                                                        in Brazil                         in Brazil
                                                                          Local      Foreign   Business    Foreign
                Liabilities                    Consolidated    Total    Currency    Currency    Abroad     Currency
--------------------------------------------   ------------   -------   ---------   --------   --------   ---------
Deposits                                           64,466      51,857     51,805         52     13,803         70
Deposits Received under Securities
  Repurchase Agreements                            59,774      48,075     48,075          0     11,701          0
Funds from Acceptances and Issue of
  Securities                                        7,831       8,033      3,497      4,536      3,898      4,275
Borrowings and On-lending                          12,220       9,681      4,934      4,747      6,181      2,484
Derivative Financial Instruments                    3,332       1,674      1,674          0      1,659          0
Other Liabilities                                  63,741      61,338     47,766     13,571      4,147      7,549
  Foreign Exchange Portfolio                       23,474      24,982     13,117     11,865          0      6,380
  Other                                            40,267      36,356     34,649      1,707      4,147      1,168
Technical Provisions of Insurance, Pension
  Plans and Capitalization - unrestricted          20,131      20,131     20,131          0          0          0
Deferred Income                                        78          64         64          0         14          0
Minority Interest in Subsidiaries                   1,306       1,216      1,216          0         90          0
Stockholders' Equity                               24,971      24,971     24,971          0      9,869          0
TOTAL LIABILITIES                                 257,850     227,039    204,133     22,907     51,363     14,378
DERIVATIVES - SOLD POSITIONS
  Futures                                                                            28,130                13,340
  Options                                                                             3,410                 2,846
  Swaps                                                                              31,021                19,127
  Other                                                                               2,453                 1,932
                                                                                     ------                ------
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)                                              87,921                51,622
                                                                                     ------                ------
Foreign Exchange Position (c = a - b)                                                (5,145)               (2,742)
Foreign Exchange Position of Minority
  Stockholders (d)                                                                     (733)                 (726)
Net Foreign Exchange Position after Minority
  Stockholders (c + d) R$                                                            (5,878)               (3,468)
Net Foreign Exchange Position after Minority
  Stockholders (c + d) US$                                                           (2,867)               (1,622)

(*)   Excludes transactions between local and foreign business.


                                       44

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Activities Abroad

Activities Abroad

The results of our foreign units are presented as from this quarter to improve the disclosure of our increasing activities abroad, with a strong emphasis on Southern Cone operations.

Europe

Banco Itau Europa S.A. has an important presence in foreign trade financing, placement of eurobonds, offering sophisticated financial transactions (Structured Notes) and private banking by Banco Itau Europa Luxemburgo S.A..

Argentina

The presence of our bank in the Argentine market dates back to the opening of a branch in the late 70's, strengthened by the organization of Banco Itau Argentina in the mid-90's, the acquisition of Banco del Buen Ayre S.A. in 1998 and subsequent formation of Banco Itau Buen Ayre S.A.. At the end of the first quarter of 2007, Banco Itau Buen Ayre S.A. had 164,772 customers served by 79 branches in Buenos Aires and other cities, in addition to 25 on-site company branches, and one of the largest ATM networks, comprising 188 units.

Chile

Banco Itau Chile S.A. is the fifth largest private sector bank in the country in terms of customer base. It currently has 68,705 customers and offers highly diversified products, ranging from traditional financial intermediation and fund management instruments to structured products, such as securitization, syndication, etc. During the first quarter of 2007, 1,300 new customers per month were acquired. To meet this increasing demand for its services, Banco Itau Chile S.A. has 51 branches and 33 ATMs mostly in Greater Santiago.

Uruguay

Following the acquisition of BankBoston operations in Uruguay, our bank became one of the leading financial institutions in that country, ranking third among private banks in terms of total assets. It had 88,780 customers, 35 branches and 25 ATMs in the Montevideo metropolitan area at the end of the first quarter of 2007. Our activities in the credit card segment, through OCA S.A., should be highlighted, with a market share of approximately 50%, posting a 3% growth in the past quarter.

Also noteworthy was the higher volume of funding and loans in the first quarter of 2007, increasing by 13% and 7%, respectively, compared to the fourth quarter of 2006.


                                       45

Analise Gerencial da Operacao                 Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Activities Abroad

Financial Statements

Below we present the financial statements of our main units abroad.

Mar 31, 07

                                                                      R$ Million


                                                           Banco               Consolidated        Consolidated   Consolidated
                     ASSETS                         Itau Buen Ayre S.A.   Banco Itau Europa S.A.       Chile         Uruguay
-------------------------------------------------   -------------------   ----------------------   ------------   ------------
Current and Long Term Assets                               1,291                   7,876               6,775         1,890
  Cash and Cash Equivalents                                   46                     118                 421           220
  Short Term Interbank Deposits                                2                   3,559                 363           777
  Securities and Derivative Financial Instruments            179                   1,808                 937            86
  Interbank Accounts                                         138                      33                  --            --
  Interbranch Accounts                                        25                      --                   1            --
  Loans, Leasing Operations                                  822                   2,281               4,849           782
  Other Credits                                               75                      58                 198            18
  Other Assets                                                 5                      19                   7             7
Permanent Assets                                              42                     619                 145            19
  Investments                                                  7                     604                  29            --
  Fixed Assets                                                36                      10                  86            18
  Deferred Changes                                            --                       6                  29             1
                                                           -----                   -----               -----         -----
TOTAL ASSETS                                               1,333                   8,495               6,920         1,909
                                                           -----                   -----               -----         -----

                                                           Banco               Consolidated        Consolidated   Consolidated
                     LIABILITIES                    Itau Buen Ayre S.A.   Banco Itau Europa S.A.       Chile         Uruguay
-------------------------------------------------   -------------------   ----------------------   ------------   ------------
Current and Long Term Liabilities                          1,123                   7,249               6,154         1,709
  Deposits                                                 1,047                   3,788               4,922         1,495
  Deposits Received under Securities Repurchase
    Agreements                                                --                     337                 227            --
  Funds from Acceptances and Issue of Securities              --                   2,465                 656            --
  Borrowings and On-lendings                                   9                     548                 210             0
  Derivative Financial Instruments                            --                      23                   8            --
  Other Liabilities                                           67                      87                 130           214
Deferred Income                                               --                       5                  --            --
Minority Interest in subsidiaries                             --                       0                   0             0
Stockholders' Equity of Parent Company                       210                   1,241                 766           200
                                                           -----                   -----               -----         -----
TOTAL LIABILITIES                                          1,333                   8,495               6,920         1,909
                                                           -----                   -----               -----         -----

Statement of Income

                                                                      R$ Million

                                                           Banco               Consolidated        Consolidated   Consolidated
                  1st Quarter/07                    Itau Buen Ayre S.A.   Banco Itau Europa S.A.       Chile         Uruguay
-------------------------------------------------   -------------------   ----------------------   ------------   ------------
Financial Margin                                             19                      22                  78            12

Result from Loan Losses                                       1                      (2)                (13)           (1)
  Provision for Loan and Lease Losses                         1                      (2)                (13)           (2)
  Recovery of Credits Written Off as Losses                   1                      --                  --             1

Net Result from Financial Operations                         20                      20                  65            11

Other Operating Income/(Expenses)                           (17)                     15                 (41)           (6)
  Banking Service Fees                                       15                      14                  17            19
  Result from Operations of Insurance, Pension
    Plans and Capitalization                                 --                      --                  --            --
  Non-Interest Expenses                                     (33)                    (27)                (64)          (28)
  Tax Expenses for ISS, PIS and Cofins                       --                      --                  --            --
  Equity in the Earnings of Associated Companies              0                      21                   2            --
  Other Operating Income                                      1                       7                   4             3

Operating Income                                              3                      35                  24             5

Non-Operating Income                                          1                       0                   0             0

Income before Tax and Profit Sharing                          4                      35                  24             5
Income Tax and Social Contribution                           --                      (4)                 (5)           (1)
Profit Sharing                                               --                      (1)                 --            --
Minority Interests                                           --                      (0)                 (0)           (0)

  Net Income                                                  4                      31                  19             4
                                                           ----                    ----                ----          ----
Return on Equity - Annualized (%py)                         6.7%                    9.9%               10.0%          8.9%
                                                           ----                    ----                ----          ----
Efficiency Ratio                                           96.7%                   62.6%               63.9%         81.2%
                                                           ----                    ----                ----          ----


                                       46

Analise Gerencial da Operacao                 Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Activities Abroad

Dec 31, 06

                                                                      R$ Million

                                                           Banco               Consolidated        Consolidated   Consolidated
                       ASSETS                       Itau Buen Ayre S.A.   Banco Itau Europa S.A.       Chile         Uruguay
-------------------------------------------------   -------------------   ----------------------   ------------   ------------
Current and Long Term Assets                               1,398                   8,138                --             --
  Cash and Cash Equivalents                                   63                      71                --             --
  Short Term Interbank Deposits                                0                   3,699                --             --
  Securities and Derivative Financial Instruments            220                   2,033                --             --
  Interbank Accounts                                         184                      59                --             --
  Interbranch Accounts                                        22                      --                --             --
  Loans, Leasing Operations                                  815                   2,194                --             --
  Other Credits                                               89                      61                --             --
  Other Assets                                                 4                      20                --             --
Permanent Assets                                              44                     613                --             --
  Investments                                                  7                     598                --             --
  Fixed Assets                                                37                      10                --             --
  Deferred Changes                                            --                       5                --             --
                                                           -----                   -----               ---            ---
TOTAL ASSETS                                               1,442                   8,751                --             --
                                                           -----                   -----               ---            ---

                                                           Banco               Consolidated        Consolidated   Consolidated
                    LIABILITIES                     Itau Buen Ayre S.A.   Banco Itau Europa S.A.       Chile         Uruguay
-------------------------------------------------   -------------------   ----------------------   ------------   ------------
Current and Long Term Liabilities                          1,223                   7,506                --             --
  Deposits                                                 1,130                   4,122                --             --
  Deposits Received under Securities Repurchase
    Agreements                                                --                     176                --             --
  Funds from Acceptances and Issue of Securities              --                   2,572                --             --
  Borrowings and On-lendings                                  10                     565                --             --
  Derivative Financial Instruments                            --                      31                --             --
  Other Liabilities                                           83                      40                --             --
Deferred Income                                               --                       6                --             --
Minority Interest in subsidiaries                             --                       0                --             --
Stockholders' Equity of Parent Company                       218                   1,240                --             --
                                                           -----                   -----               ---            ---
TOTAL LIABILITIES                                          1,442                   8,751                --             --
                                                           -----                   -----               ---            ---

Statement of Income

                                                                      R$ Million

                                                           Banco               Consolidated        Consolidated   Consolidated
                   4th Quarter/06                   Itau Buen Ayre S.A.   Banco Itau Europa S.A.       Chile         Uruguay
-------------------------------------------------   -------------------   ----------------------   ------------   ------------
Financial Margin                                              17                     23                 --             --

Result from Loan Losses                                        3                      1                 --             --
  Provision for Loan and Lease Losses                          2                      1                 --             --
  Recovery of Credits Written Off as Losses                    1                     --                 --             --

Net Result from Financial Operations                          20                     23                 --             --

Other Operating Income/(Expenses)                            (21)                     2                 --             --
  Banking Service Fees                                        14                     13                 --             --
  Result from Operations of Insurance, Pension
    Plans and Capitalization                                  --                     --                 --             --
  Non-Interest Expenses                                      (36)                   (33)                --             --
  Tax Expenses for ISS, PIS and Cofins                        --                     --                 --             --
  Equity in the Earnings of Associated Companies               1                     18                 --             --
  Other Operating Income                                       0                      4                 --             --

Operating Income                                              (2)                    25                 --             --

Non-Operating Income                                           3                      0                 --             --

Income before Tax and Profit Sharing                           1                     25                 --             --
Income Tax and Social Contribution                            --                      6                 --             --
Profit Sharing                                                --                     (1)                --             --
Minority Interests                                            --                     (0)                --             --

  Net Income                                                   1                     31                 --             --
                                                           -----                   -----               ---            ---
Return on Equity - Annualized (%py)                          1.9%                   9.9%                --             --
                                                           -----                   -----               ---            ---
Efficiency Ratio                                           117.6%                  83.5%                --             --
                                                           -----                   -----               ---            ---


                                       47

Analise Gerencial da Operacao                 Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Activities Abroad

Trade Line Funding

Our extensive relationship with correspondent banks provides us with a great power of penetration and diversification of the origin of funds which, combined with our superior understanding of the Brazilian economic fundamentals, leads to a larger supply and longer terms, while funding costs are kept at historically low levels.

Trade Line Distribution

Group/Country   Participation
-------------   -------------
Europe               65%
United States        19%
Latin America         8%
Canada                5%
Asia                  3%

Performance of Over-Libor spread on trade lines (%p.y.)

                Due To:
            -------------
   At:       180     360
---------   -----   -----
Sep 30,06   0.150%  0.200%
Dec 31,06   0.150%  0.200%
Mar 31,07   0.150%  0.200%

Main Issues Outstanding(1)

We highlight below the main financial funding outstanding in the first quarter of 2007.

                                                                     US$ Million

                                                                                      Balance at      Issues
      Instrument                              Coordinator                             Dec 31,06   in the Quarter
----------------------  ------------------------------------------------------------  ----------  --------------
Fixed Rate Notes (2)    Merrill Lynch                                                      252          --
Fixed Rate Notes        Merrill Lynch and Itaubank                                         100          --
Fixed Rate Notes        Merrill Lynch and Itaubank                                          80          --
Fixed Rate Notes        Merrill Lynch                                                      105          --
Fixed Rate Notes        ABN Amro Bank and Itaubank                                         125          --
Floating Rate Notes     Itaubank                                                           393          --
Floating Rate Notes(3)  Itau Europa, HypoVereinsbank and ING Luxembourg                    264          --
Floating Rate Notes     Merrill Lynch                                                      105          --
Floating Rate Notes(3)  HypoVereinsbank and ING                                            264          --
Floating Rate Notes     Calyon                                                             102          --
Floating Rate Notes     Calyon                                                             200          --
Floating Rate Notes     Dresdner Bank                                                      200          --
Floating Rate Notes(4)  Itau Europa, HypoVereinsbank and LB Baden Wuerttemberg             132          --
Floating Rate Notes(5)  Itau Europa, UBS Inv. Bank/US and Natexis Banques Populaires       396          --
Other Notes(8)                                                                             380          --
Total                                                                                    3,097          --

                         Amortizations  Balance at
      Instrument        in the Quarter   Mar 31,07  Issue Date  Maturity Date    Coupon % (p.y.)
----------------------  --------------  ----------  ----------  -------------  -------------------
Fixed Rate Notes (2)           --            252    08/13/2001    08/15/2011          4.250%
Fixed Rate Notes               --            100    08/13/2001    08/15/2011         10.000%
Fixed Rate Notes               --             80    11/09/2001    08/15/2011         10.000%
Fixed Rate Notes              (12)            93    11/25/2003    09/20/2010          5.010%
Fixed Rate Notes               --            125    01/31/2005    01/31/2008          4.375%
Floating Rate Notes            --            393    12/31/2002    03/30/2015     Libor(6) + 1.25%
Floating Rate Notes(3)         --            267    06/25/2004    07/12/2007    Euribor(7) + 0.45%
Floating Rate Notes            --            105    07/07/2004    03/20/2011     Libor(6) + 0.65%
Floating Rate Notes(3)         --            267    06/22/2005    06/22/2010   Euribor(7) + 0.375%
Floating Rate Notes           (33)            69    06/30/2005    09/20/2008     Libor(6) + 0.30%
Floating Rate Notes            --            200    06/30/2005    09/20/2012     Libor(6) + 0.20%
Floating Rate Notes            --            200    09/20/2006    09/20/2013     Libor(6) + 0.50%
Floating Rate Notes(4)         --            134    12/22/2005    12/22/2015    Euribor(7) + 0.55%
Floating Rate Notes(5)         --            401    07/27/2006    07/27/2011    Euribor(7) + 0.32%
Other Notes(8)                 --            376
Total                         (45)         3,061

(1) Amounts refer to principal amounts.

(2) Amount in US$ equivalent to JPY 30 billion.

(3), (4) and (5) Amounts in US$ equivalent on the dates shown to (euro) 200 million, (euro) 100 million and (euro) 300 million, respectively.

(6) 180-day Libor.

(7) 90-day Euribor.

(8) Structured and Credit Linked Notes.


                                       48

Analise Gerencial da Operacao                 Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

[Itau LOGO]                                   Banco Itau Holding Financeira S.A.

Ownership Structure

                               [GRAPHIC OMITTED]

Ownership Structure

We optimize the capital allocation to the various segments comprising the company by managing our ownership structure.

Note 15 to the Financial Statements sets out the average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Option Plan.

BANCO ITAU HOLDING FINANCEIRA S.A.           Mar 31, 07  Dec 31, 06  Mar 31, 06
-------------------------------------------  ----------  ----------  ----------
Stockholders                                     56,102      55,327     52, 687
                                             ----------  ----------  ----------
Outstanding Preferred Shares (in thousands)     578,413     575,715     506,189
Outstanding Common Shares (in thousands)        621,379     621,504     601,545
                                             ----------  ----------  ----------
Outstanding Shares (in thousands)             1,199,792   1,197,218   1,107,735
                                             ----------  ----------  ----------
Preferred Shares in Treasury (in thousands)      17,083      19,781      20,789
Common Shares in Treasury (in thousands)          5,122       4,997       4,418
                                             ----------  ----------  ----------
Shares in Treasury (in thousands)                22,205      24,778     25, 207
                                             ----------  ----------  ----------

The organization chart below summarizes our current ownership structure.

                                   [GRAPHIC]

Note: Itausa's direct and indirect interest in Banco Itau Europa is 89.17%.


                                       50

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

Performance in the Stock Market

Itau Holding's preferred stock (ITAU4) and common stock (ITAU3) closed the first quarter of 2007 at R$ 71.90 and R$ 61.38 per share, respectively. ADRs (ITU) traded on NYSE were quoted at US$ 34.82 per ADR at the end of the quarter. Our market capitalization at the end of the first quarter of 2007 reached R$ 86.3 billion.

Securities Market Performance - R$

                            Preferred  Common
1st Quarter/07                Shares   Shares
--------------------------  ---------  ------
Maximum in the quarter (a)    80.00     67.00
Average in the quarter        75.35     63.49
Minimum in the quarter (b)    67.50     57.41
Variation % (a/b)              18.5      16.7
Closing Quotation (*)         71.90     61.38

Net Dividends/Interest on Own Capital (IOC)

                                                                      R$ Million

                                   [GRAPHIC]

In the first quarter of 2007, the Board of Directors replaced the monthly payment of interest on own capital, introduced in January 1997, with monthly advance payments of mandatory dividends.

Effective April 2, 2007, shareholders will receive on a monthly basis dividends of R$ 0.024 per share (without withholding income tax) in lieu of interest on own capital of R$ 0.024 per share (net of R$ 0.0204 per share, including the deduction of withholding income tax at 15.0%, except for exempt corporate shareholders).

Important Events

"Itau Day on the New York Stock Exchange (NYSE)"

On March 1, 2007, Itau carried out the Itau Day on NYSE. The event celebrated the 5th anniversary of share trading (ADRs - American Depositary Receipts) on NYSE. During this period, ADRs appreciated over 467.0%, equal to a return of 36.1% p.a.. The number of ADRs increased from 3 million in 2002 to more than 96 million in March 2007.

"2007 Apimec Cycle - 1st Half"

In April, Itau started the 2007 Apimec Cycle in Brazil. As part of the cycle, 10 meetings were carried out with analysts, investors, shareholders and stakeholders in the following cities: Belo Horizonte (9th consecutive meeting), Florianopolis (6th consecutive meeting), Rio de Janeiro (9th consecutive meeting), Brasilia (9th consecutive meeting), Juiz de Fora (3rd consecutive meeting), Ribeirao Preto (2nd consecutive meeting), Uberlandia (3rd consecutive meeting), Goiania (4th meeting), Salvador (6th consecutive meeting), and Recife (6th consecutive meeting).

Three additional meetings have been scheduled for August: Porto Alegre on the 23rd, Sao Paulo on the 27th, and Fortaleza on the 30th.

"Unprecedented Partnership with Bolsa de Valores Sociais (BVS)"

In line with its commitment to social responsibility, Itau teamed up with Bolsa de Valores Sociais (BVS), Bovespa's social responsibility project. Under this pioneering partnership, Itau launched Vale APIMEC Itau - a "social bonus" designed to foster investments in sound corporate citizenship actions by participants of Apimec meetings, investors, analysts and other members of the community. At the end of each meeting, Itau offered its guests a R$ 25.00 bonus, suggesting that this amount be donated to one of the Non-Government Organizations (NGOs) carefully selected by BVS which require funds and investors willing to support their programs and projects. More information is available at www.bovespasocial.org.br.

"Acquisition of ABN AMRO's Private Banking operations in Miami and Montevideo "

On April 12, 2007, Itausa, parent company of Banco Itau Holding Financeira S.A., entered into an agreement with ABN AMRO Bank N.V. ("ABN") for the acquisition of international private banking assets of Latin American customers served by the Miami and Montevideo units. The acquisition includes assets recorded in the United States, Switzerland and Luxembourg, for a total of US$ 3.3 billion.

Performance Culture

The higher market capitalization, the significant increase in the liquidity of our stock, and the launch of differentiated products and services for the capital market, among other initiatives, reflect the enhancement of Itau Holding's Performance Culture, which aims at creating value for our stockholders and focuses on sustained profitability.

Recurring Return on Average Equity (%)(*)

                                   [GRAPHIC]

(*) Annualized.


                                       51

Management Discussion and Analysis            Banco Itau Holding Financeira S.A.
                                                                     [Itau LOGO]

[PricewaterhouseCoopers LOGO]
--------------------------------------------------------------------------------

                                                PricewaterhouseCoopers
                                                Av. Francisco Matarazzo, 1700
                                                Torre Torino
                                                Caixa Postal 61005
                                                05001-400 Sao Paulo, SP - Brasil
                                                Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1. In connection with our limited review of the Quarterly Information of Banco Itau Holding Financeira S.A. and its subsidiaries (consolidated) as of March 31, 2007 and 2006, on which we issued a report without exceptions dated May 7, 2007, we performed a review of the supplementary information included in Management's Report on the Consolidated Operations of Banco Itau Holding Financeira S.A. and its subsidiaries (consolidated). The supplementary information included in Management's Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the Quarterly Information.

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management's Report on the Consolidated Operations of Banco Itau Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries.

3. On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the Quarterly Information taken as a whole.

Sao Paulo, May 7, 2007

CRC 2SP000160/O-5                    Paulo Sergio Miron
PricewaterhouseCoopers               Contador CRC 1SP173647/O-5
Auditores Independentes

[Itau LOGO]                                   Banco Itau Holding Financeira S.A.

Complete Financial Statements
March 2007

                                [GRAPHIC OMMITED]

                       BANCO ITAU HOLDING FINANCEIRA S.A.

            INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2007

We present below the main results of Itau for the first quarter of 2007. The complete financial statements and the Management's Discussion and Analysis Report are available on the Itau website (http://www.itauri.com.br).

      1. Consolidated net income of Banco Itau Holding Financeira (Itau) for the first quarter totaled R$ 1,902 million, with return of 31.3% on average equity. Consolidated stockholders' equity totaled R$ 24,971 million, a 50.3% increase as compared to the same period in the prior year, and referential equity, used for purposes of calculating operating limits, was R$ 33,162 million.

      2. In the first quarter of 2007, we highlight the following significant events:

            o Authorizations by the Central Bank of Brazil, the Superintendency of Banks and Financial Institutions of Chile and the Central Bank of Uruguay, for the acquisition of BankBoston operations in Chile and Uruguay. With the official launch of Itau operations in Chile and Uruguay, on March 5 and 26, respectively, all branches were converted, determining the effective startup of Itau operations in both countries;

            o Organization of the Itau Day, on the New York Stock Exchange, to celebrate the fifth anniversary of the date that Itau's shares were first traded on that market.

      3. Itau paid or provided for its own taxes and contributions in the amount of R$ 1,982 million for the first quarter of the year. Additionally, the amount of R$ 1,699 million in taxes was withheld and collected from clients and was directly levied on financial operations.

      4. Itau's preferred shares rose 10.9% as compared to the same period of 2006. The market value of Itau was R$ 86,277 million at the end of March 2007, an increase of 20.1% as compared to the same period of 2006.

      5. Consolidated assets increased 56.8% as compared to March 2006, totaling R$ 257,850 million. The loan portfolio, including endorsements and sureties, grew 40.3%, totaling R$ 101,071 million. Noteworthy is the 44.6% increase in the credit to individuals segment, reaching R$ 44,569 million. In the very small, small and middle market company segment, the increase was 77.6%, totaling R$ 24,397 million. Total free, raised and managed own assets increased 48.5% as compared to the same period in the prior year, totaling R$ 409,740 million. Savings accounts deposits increased 21.0%. Technical provisions of insurance, pension plan and capitalization reached R$ 20,131 million, an increase of 29.6% as compared to March 2006.

      6. CNSP Resolution No. 158 of December 26, 2006 established new rules to determine the additional capital based on underwriting risks of insurance companies, to be in effect in 2008. In view of this Resolution, Itau Holding has already been using the appropriate internal model for the management of the activities of its insurance companies since 2006, which have sufficient capital to meet the new regulation.

      7. In April, 2007, the Moody's rating agency upgraded the BFSR rating of Banco Itau and Banco Itau BBA by two notches from C to B-, maintaining them at the highest level awarded to Brazilian banks.

      8. Itau employed 62,421 people at the end of the first quarter of 2007, an increase of 4.2% as compared to December 2006, mainly due to the acqusition of BankBoston operations in Chile and Uruguay, with 2,504 employees. The employees' fixed compensation plus charges and benefits totaled R$ 1,048 million in the quarter. Welfare benefits granted to employees and their dependants totaled R$ 187 million. In addition, Itau also invested R$ 10 million in education, training and development programs.

      9. Itau was considered the Best Private Bank of Brazil by Euromoney maganize and the Bank website was considered the Best Sustainability Website in 2006/2007 by the Management & Excelence Consulting Firm from Madrid, Grow Associates from Brazil and Razao Contabil Magazine.


                                       54

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

      10. In the quarter, R$ 24 million were invested in social and cultural projects. Noteworthy is the partnership entered into between the Ministry of Education (MEC), Fundacao Itau Social and the Studies and Research Center on Education, Culture and Community Action (Cenpec) for the implementation of the Brazilian Students' Contest in Portuguese Language. Fundacao Itau Social continued the "Melhoria da Educacao no Municipio" (Improvement of Municipal Education) program in 23 municipalities in the State of Minas Gerais. Instituto Itau Cultural has reinforced its efforts to broaden access to culture. In the first quarter of 2007, the actions at the Instituto Itau Cultural's headquarter, in Sao Paulo, reached over 50,000 people. Noteworthy is the "Itau Cultural 20 anos" (Itau Cultural 20 years) retrospective exhibit, which was the milestone of the beginning of the celebrations for the two decades of operations of the Institute.

Sao Paulo, May 7, 2007.

Olavo Egydio Setubal

Chairman of the Board of Directors


                                       55

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

MANAGEMENT REPORT - 1st Quarter of 2007

To our Stockholders:

We present the Management Report and financial statements of Banco Itau Holding Financeira S.A. (Itau Holding) and its subsidiaries for the first quarter of 2007, in accordance with the regulations established by the Brazilian Corporate Law, the Central Bank of Brazil (Bacen), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

Banco Itau Holding Financeira S.A.

Material Events

o BankBoston Chile and Uruguay

On February 1, the Central Bank of Brazil authorized Itau Holding and Itausa - Investimentos Itau S.A. (Itausa) to acquire BankBoston's operations in Chile and Uruguay from Bank of America Corporation (BAC).

On February 7, the Superintendency of Banks and Financial Institutions of Chile
(SBIF) formalized the transfer of the control of BankBoston operations in that country to Itau Holding. In Uruguay, the approval of the regulatory entity took place in the first half of March.

With the official launch of Itau in Chile and Uruguay on March 5 and 26, respectively, all branches were converted, determining the effective startup of Itau Holding operations in both countries.

o Five years of share trading at the New York Stock Exchange

On March 1, Itau Holding organized, at the New York Stock Exchange (NYSE), the Itau Day, an event to celebrate the fifth anniversary of the first trade of Itau's shares on that market.

Since they started being traded at the NYSE in February 2002, Itau Holding ADRs appreciated more than 460% (in dollar), an annual average of 36%. The performance of the ADRs, which represent approximately 17% of the Bank's outstanding preferred shares, shows Itau Holding's ability to attract and manage capital and investments.

Subsequent Events

o Acquisition of ABN AMRO private banking operations in Miami and Montevideo

On April 12, 2007, we entered into an agreement with ABN AMRO Bank N.V., for the acquisition of the international private banking assets of Latin American customers in Miami and Montevideo. This acquisition includes assets totaling US$
3.3 billion registered in the United States, Switzerland and Luxembourg, which will be recorded in Banco Itau Europa.

This operation, in line with the strategy for the international expansion and sustainable business growth, will allow Itau Holding and Banco Itau Europa to consolidate its position as one of the leading private banking institutions in Latin America.

o Upgrade of Banco Itau and Banco Itau BBA BFSR Rating by Moody's

In April 2007, the Moody's rating agency upgraded the BFSR rating of Banco Itau and Banco Itau BBA by two notches from C to B-, maintaining them at the highest level awarded to Brazilian banks.


                                       56

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

Main Financial Indicators

                                                                     1st Quarter/07   1st Quarter/06   Change %
                                                                     --------------   --------------   --------
Income - R$ million
  Gross income from financial operations                                   3,907            3,118        25.3
  Income from services, insurance, pension plan and capitalization         4,478            3,828        17.0
  Expenses not related to interest (1)                                     3,273            2,808        16.6
  Operating income                                                         3,094            2,360        31.1
  Consolidated recurring net income                                        1,902            1,397        36.1
  Consolidated net income                                                  1,902            1,460        30.3
Results per share - R$
  Consolidated recurring net income (2)                                     1.59             1.26        25.6
  Consolidated net income (2)                                               1.59             1.32        20.2
  Book value                                                               20.81            15.00        38.7
  Interest on capital and dividends (net)                                   0.48             0.42        12.1
  Price per preferred share (PN) (3)                                       71.91            64.87        10.9
  Market capitalization - R$ million (4)                                  86,277           71,859        20.1
Balance Sheet - R$ million
  Total assets                                                           257,850          164,423        56.8
  Total loans (including endorsements and sureties)                      101,071           72,046        40.3
  Free, raised and managed own assets                                    409,740          275,952        48.5
  Subordinated debts                                                       9,525            4,471       113.1
  Consolidated stockholders' equity                                       24,971           16,619        50.3
  Referential equity (5)                                                  33,162           22,086        50.1
Financial ratios %
  Recurring return on average equity (6)                                    31.3%            34.7%
  Return on average equity (6)                                              31.3%            36.3%
  Return on average assets                                                   3.3%             3.7%
  Efficiency ratio (7)                                                      44.1%            47.2%
  Solvency ratio (Basel ratio) (8)                                          16.5%            16.9%
  Fixed assets ratio (8)                                                    16.9%            25.7%

(1) Includes personnel expenses, other administrative expenses and tax expenses with CPMF and other taxes and other operating expenses.

(2) Calculated based on the weighted average of the number of outstanding shares.

(3)   Based on the average quotation of the last day of March.

(4) Calculated based on the average quotation of preferred shares on the last day of March.

(5) Capital basis, calculated according to Bacen Resolution 2,837, dated May 30, 2001, based on the economic and financial consolidation.

(6) Represents the ratio between net income for the quarter and average stockholders' equity ((Mar + Dec)/2), multiplied by 4.

(7) Calculated based on international criteria defined in the Management Discussion and Analysis Report.

(8)   Position at March 31.

Highlights

Consolidated net income for the first quarter totaled R$ 1,902 million with annualized return of 31.3% on average equity. Itau Holding paid or provided for its own taxes and contributions in the amount of R$ 1,982 million.

Stockholders' equity totaled R$ 24,971 million at the end of the quarter, an increase of 50.3% compared to March 2006. The referential equity used for the purposes of calculating operating limits reached R$ 33,162 million.

Itau Holding's preferred and common shares rose 10.9% and 8.6%, respectively, as compared to the same period of 2006. The market value of Itau Holding was R$ 86,277 million at the end of the quarter, an increase of 20.1% as compared to the same period of 2006.

Consolidated assets totaled R$ 257,850 million, a 56.8% increase as compared to March 2006. The loan portfolio, including endorsements and sureties, grew 40.3% as compared to March 2006, totaling R$ 101,071 million at the end of the quarter. Credit to individuals portfolio increased 44.6%, reaching R$ 44,569 million. The very small, small and middle market company segment posted a 77.6% growth as compared to March 2006, totaling R$ 24,397 million.

Total free, raised and managed own assets increased 48.5% as compared to March 2006, totaling R$ 409,740 million. The increase of 21.0% in savings accounts deposits, totaling R$ 23,242 million at the end of the quarter, merits attention.


                                       57

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

As from the first quarter of 2007, BankBoston operations in Chile and Uruguay started being consolidated in the financial statements of Itau Holding. BankBoston operations in Brazil are already incorporated to those of Itau Holding, and the branches are being migrated to Itau's platform, in a program to be concluded on June 2007.

Consumer credit operations associated with the Taii brand totaled R$ 3,334 million in the loan portfolio and had 5.8 million customers at the end of the first quarter.

Banco Itau maintained its leadership in the credit card market with over 13.5 million cards issued and billings totaling R$ 9.2 billion at the end of the quarter.

Itau Seguros and its subsidiaries reached R$ 683 million in premiums earned for the quarter, representing a 5.6% increase as compared to the same period of 2006, noteworth to the revenue volume, that reached R$ 107 million related to premiums issued for life insurance, a 24.9% increase as compared to the same period of the prior year. Technical provisions of Insurance and Pension Plan totaled R$ 19,016 million. Technical provisions of capitalization amounted to R$ 1,115 million in the period. Funds raised from the sale of Pension Plan and VGBL products reached R$ 802 million in the first quarter of 2007, representing an increase of 42.2% as compared to the same period of 2006.

CNSP Resolution No. 158 of December 26, 2006, established new rules to determine the additional capital based on underwriting risks of insurance companies to be in effect in 2008. In view of this Resolution, Itau Holding has already been using the appropriate internal model for the management of the activities of its insurance companies since 2006, which have sufficient capital to meet the new regulation.

In the investment banking segment, Banco Itau BBA participated in debenture and promissory notes offerings totaling R$ 1.0 billion. In the Anbid (National Association of Investment Banks) ranking, including offerings up to March 2007, Banco Itau BBA continued to rank first in the origination of fixed income offerings, with market share of 32%. In variable income, Banco Itau BBA was the coordinator and bookrunner of initial public offerings that totaled R$ 1.5 billion and of subsequent public offerings that amounted to R$ 1.7 billion. In the Anbid ranking (March 2007), Banco Itau BBA ranked third in origination of variable income operations, with market share of 8%.

Personnel

Itau Holding employed 62,421 people at the end of the first quarter of 2007, an increase of 4.2% as compared to December 2006, mainly due to the acqusition of BankBoston operations in Chile and Uruguay, with 2,504 employees. The employee's fixed compensation plus charges and benefits totaled R$ 1,048 million in the quarter. Welfare benefits granted to employees and their dependents totaled R$ 187 million. In addition, Itau also invested R$ 10 million in education, training and development programs.

Social and Environmental Responsibility

In the quarter, Banco Itau started to implement the improvements pointed out in the review of the social and environmental risk processes and criteria for the granting of credit to the middle market company segment.

Through the PIC Esperanca and PIC Itau Crianca Capitalization Plans, approximately R$ 1 million were passed onto the basic education programs developed by Unicef and Fundacao Itau Social. The Social Excellence Itau Fund (Fundo Itau de Excelencia Social) supported 12 NGOs that developed projects connected to educational matters. It was transferred R$ 1.2 million corresponding to 50% of management fees.

In the period, R$ 24 million were invested in social and cultural projects.

Social Investments

o Fundacao Itau Social

Noteworthy is the partnership entered into by the Ministry of Education (MEC), Fundacao Itau Social and the Center of Studies and Research in Education, Culture and Community Action (Cenpec). With this initiative, the methodology developed by the "Escrevendo o Futuro" (Writing the Future) program will be used in the implementation of the Brazilian Students' Contest in Portuguese Language across the entire public education system in Brazil.

Among the Fundacao Itau Social's projects, it is worth mentioning the continuity of the "Melhoria da Educacao no Municipio" (Improvement of Municipal Education) in 23 municipalities of Minas Gerais, the expansion of the "Itau Solidario" (Solidary Itau) Program to 14 new municipalities and the launch of the "Itau na Comunidade" (Itau in the Community) Program, which promotes a closer relationship between Itau teams and the communities where they are located. Also noteworthy is the 7th Itau-Unicef awarding event to be launched on April 23.


                                       58

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

o Instituto Itau Cultural

In the quarter, the headquarters of Instituto Cultural Itau in Sao Paulo was visited by over 50,000 people. The "Primeira Pessoa" (First Person) exhibit was on until the end of January. Prospects of the "Rumos" (Directions) Program were published for Music, Literature, Cultural Journalism and Research: Cultural Management. Rounds of awarding, dissemination and development of work pieces in the Visual Arts, Cyber Art, Film and Video, Dance and Education segments took place.

The "Itau Contemporaneo - Arte no Brasil 1981-2006" (Contemporary Itau - Art in Brazil 1981-2006) exhibit, which brings together 127 pieces from Brazilian contemporary art, was launched. The Portfolio (Portfolio) project, which fosters the dissemination of the work of young photographers and writers, started its tour of Brazilian capital cities in Belem, State of Para. The "Itau Cultural 20 Anos" (Itau Cultural 20 Years) retrospective exhibit marked the beginning of the celebrations for the operations of the institute.

Awards

Below we present some awards granted to the Bank in the quarter:

      o     Best Private Bank in Brazil - Euromoney Magazine

      o 2006/2007 Best Sustainability Website - Management & Excellence Consulting Firm from Madrid, Grow Associates from Brazil and Razao Contabil Magazine.

      o Segurador Brasil (Brazil Insurer) Award in the categories: Best Performance - billings over R$ 700 million - Group Life and Capitalization products; Best Performance - billings up to R$ 700 million - Private Pension Plan and National Insurance Man of the Year - Segurador Brasil Magazine.

      o Executivo de Valor (Executive of Value), in the financial sector category - Executivo de Valor Magazine.

      o The best and one of the most influential Chief Executive Officers among the Brazilian financial institutions - Institutional Investor Magazine.

Independent Auditors - CVM Instruction No. 381

o Procedures adopted by the Company

The policy adopted by Itau Holding, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulation and internationally accepted principles that preserve the auditor's independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in Companies where he or she provides external audit services; and
(c) an auditor cannot promote the interests of its client.

During the first quarter of 2007, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list the engaged service and related date: March 08, 2007 - Agreement for using an electronic library of international accounting standards - Itau Holding - Brazil.

o Summary of the Independent Auditors' justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional service does not affect the independence or the objectivity of the external audit of Itau Holding, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itau Holding is based on principles that preserve the independence of Independent Auditors, all of them which are observed in the provision of the referred service.


                                       59

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

Circular Letter 3,068/01 of Central Bank of Brazil

Banco Itau Holding Financeira S.A. hereby represents to have the financial capacity and the intention to hold to maturity securities classified under line "held-to-maturity securities" in the balance sheet, in the amount of R$ 1,538 million, corresponding to only 2.5% of total securities held.

Acknowledgements

We thank our stockholders and customers for their indispensable support and trust and especially our employees for their work dedicated to the search for consistent and differentiated results.

(Approved at the Meeting of the Board of Directors held on May 7, 2007).

The complete financial statements and the Management Discussion and Analysis Report, which present further details on the results for the period, are available on the Itau Holding website (http://www.itauri.com.br).


                                       60

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

BANCO ITAU HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS
Chairman
OLAVO EGYDIO SETUBAL

Vice-Chairmen
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSE CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL

Members
ALFREDO EGYDIO SETUBAL (*)
ALCIDES LOPES TAPIAS
CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER
GERALDO JOSE CARBONE
GUILLERMO ALEJANDRO CORTINA
GUSTAVO JORGE LABOISSIERE LOYOLA
HENRI PENCHAS
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
TEREZA CRISTINA GROSSI TOGNI

EXECUTIVE BOARD
Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-President
HENRI PENCHAS

Executive Vice-Presidents
ALFREDO EGYDIO SETUBAL (**)
CANDIDO BOTELHO BRACHER

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
RODOLFO HENRIQUE FISCHER
SILVIO APARECIDO DE CARVALHO

Managing Directors
JACKSON RICARDO GOMES
MARCO ANTONIO ANTUNES
WAGNER ROBERTO PUGLIESE

INTERNATIONAL ADVISORY BOARD
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSE CARLOS MORAES ABREU
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

ADVISORY BOARD
FERNANDO DE ALMEIDA NOBRE NETO
LICIO MEIRELLES FERREIRA
LUIZ EDUARDO CAMPELLO

APPOINTMENTS AND COMPENSATION COMMITTEE
President
OLAVO EGYDIO SETUBAL

Members
ALFREDO EGYDIO ARRUDA VILLELA FILHO
CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER
JOSE CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

AUDIT COMMITTEE
President
CARLOS DA CAMARA PESTANA

Members
ALCIDES LOPES TAPIAS
GUSTAVO JORGE LABOISSIERE LOYOLA (***)
TEREZA CRISTINA GROSSI TOGNI

DISCLOSURE AND TRADING COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TAPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO CARLOS BARBOSA DE OLIVEIRA
ANTONIO JACINTO MATIAS
HENRI PENCHAS
MARIA ELIZABETE VILLACA LOPES AMARO
ROBERTO TEIXEIRA DA COSTA
SILVIO APARECIDO DE CARVALHO
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM
FERNANDO ALVES DE ALMEIDA

(*)   Elected at ASM of 04/25/2007 - awaiting BACEN's approval

(**)  Investor Relations Officer

(***) Elected at MBD of 05/07/2007 - awaiting BACEN's approval

Accountant
JOSE MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0


                                       61

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

BANCO ITAU S.A.

President and Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-Presidents
ALFREDO EGYDIO SETUBAL
ANTONIO JACINTO MATIAS
HENRI PENCHAS

Executive Vice-Presidents
JOSE FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI
RODOLFO HENRIQUE FISCHER
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
ALEXANDRE DE BARROS
CLAUDIO RUDGE ORTENBLAD
FERNANDO TADEU PEREZ
JOAO JACO HAZARABEDIAN
OSVALDO DO NASCIMENTO
RICARDO VILLELA MARINO
SERGIO RIBEIRO DA COSTA WERLANG
SILVIO APARECIDO DE CARVALHO

Senior Managing Directors
ANTONIO CARLOS MORELLI
ALEX WALDEMAR ZORNIG
ALEXANDRE ZAKIA ALBERT
CARLOS HENRIQUE MUSSOLINI
JACKSON RICARDO GOMES
JOSE GERALDO BORGES FERREIRA
LUIZ ANTONIO FERNANDES VALENTE
LYWAL SALLES FILHO
MARCIO ANTONIO TEIXEIRA LINARES
MARIA ELIZABETE VILACA LOPES AMARO
MAXIMO HERNANDEZ GONZALEZ
NATALISIO DE ALMEIDA JUNIOR
PAULO ROBERTO SOARES
SANDRA NUNES DA CUNHA BOTEGUIM

Managing Directors
ALMIR VIGNOTO ANDRE DE
MOURA MADARAS
ANTONIO CARLOS RICHECKI RIBEIRO
ANTONIO SIVALDI ROBERTI FILHO
ARNALDO PEREIRA PINTO
AURELIO JOSE DA SILVA PORTELLA
CARLOS EDUARDO MONICO
CELSON LUIZ HUPFER CESAR
PADOVAN CICERO MARCUS DE
ARAUJO CRISTIANE MAGALHAES
TEIXEIRA EDELVER CARNOVALI
EDUARDO ALMEIDA PRADO ERIVELTO
CALDERAN CORREA FABIO WHITAKER
VIDIGAL FERNANDO MARSELLA
CHACON RUIZ HELI DE ANDRADE
JAIME AUGUSTO CHAVES JEAN MARTIN
SIGRIST JUNIOR JOAO ANTONIO DANTAS
BEZERRA LEITE JOAO COSTA
JOAQUIM MARCONDES DE ANDRADE WESTIN
JOSE ANTONIO LOPES
JULIO ABEL DE LIMA TABUACO LUIS
ANTONIO RODRIGUES LUIZ ANTONIO
NOGUEIRA DE FRANCA LUIZ ANTONIO
RIBEIRO
LUIZ EDUARDO ZAGO
LUIZ FERNANDO DE ASSUMPCAO FARIA
LUIZ MARCELO ALVES DE MORAES
MANOEL ANTONIO GRANADO
MARCELO BOOCK
MARCELO HABICE DA MOTTA
MARCELO SANTOS RIBEIRO MARCO
ANTONIO ANTUNES MARCO ANTONIO
SUDANO MARCOS AURELIO REITANO
MARCOS ROBERTO CARNIELLI
MIGUEL BURGOS NETO MOACYR
ROBERTO FARTO CASTANHO OLIVIO
MORI JUNIOR
OSVALDO JOSEDAL FABBRO
PASCHOAL PIPOLO BAPTISTA
PATRICK PIERRE DELFOSSE
RENATA HELENA DE OLIVEIRA TUBINI
RICARDO ORLANDO
RICARDO TERENZI NEUENSCHWANDER
SERGIO RICARDO BOREJO
VALMA AVERSA PRIOLI

BANCO ITAU BBA S.A.

BOARD OF DIRECTORS

Chairman
ROBERTO EGYDIO SETUBAL

Vice-Chairmen
FERNAO CARLOS BOTELHO BRACHER
HENRI PENCHAS

Members
ALFREDO EGYDIO SETUBAL
ANTONIO BELTRAN MARTINEZ
ANTONIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER
EDMAR LISBOA BACHA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN
RODOLFO HENRIQUE FISCHER
SERGIO RIBEIRO DA COSTA WERLANG

EXECUTIVE BOARD

Chief Executive Officer
CANDIDO BOTELHO BRACHER

Executive Managing Vice-Presidents
ANTONIO CARLOS BARBOSA DE OLIVEIRA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

Vice-President Director - Commercial
ALBERTO FERNANDES

Legal Counsel
EZEQUIEL GRIN

Executive Officers
ALEXANDRE ENRICO SILVA FIGLIOLINO
ANDRE LUIS TEIXEIRA RODRIGUES
ANDRE LUIZ HELMEISTER
ANDRE EMILIO KOK NETO
CAIO IBRAHIM DAVID
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO
FABIO FRAJBLAT GORODICHT
FABIO DE SOUZA QUEIROZ FERRAZ
FERNANDO ALCANTARA DE FIGUEREDO BEDA
FERNANDO FONTES IUNES
FRANCISCO PAULO COTE GIL
GILBERTO FRUSSA
GUSTAVO HENRIQUE PENHA TAVARES
JOSE CARLOS GIACHINI
JOSE CARLOS DE GENOVA
JOAO REGIS DA CRUZ NETO
JOSE IRINEU NUNES BRAGA
LILIAN SALA PULZATTO KIEFER
LUIS ALBERTO PIMENTA GARCIA
LUIZ HENRIQUE CAMPIGLIA
MARCELO MAZIERO
MARIA CRISTINA LASS
MARIO LUCIO GURGEL PIRES

MARIO LUIS BRUGNETTI
MARIO LUIZ AMABILE
ODAIR DIAS DA SILVA JUNIOR
PAOLO SERGIO PELLEGRINI
PAULO DE PAULA ABREU
PAULO ROMAGNOLI

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31, 2007

ITAU SEGUROS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Superintendent Director
OSVALDO DO NASCIMENTO

Executive Managing Vice-President
OLAVO EGYDIO SETUBAL JUNIOR

Executive Directors
CLAUDIO CESAR SANCHES
JOSE CARLOS MORAES ABREU FILHO

Managing Directors
ASTERIO SAMPAIO MIRANDA (*)
IDACELMO MENDES VIEIRA
MANES ERLICHMAN NETO
MARCO ANTONIO ANTUNES (*)
OSMAR MARCHINI

(*) - Elected at ASM of 03/30/07 - awaiting SUSEP approval

BANCO ITAUCRED FINANCIAMENTOS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Managing Vice-Presidents
JOSE FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI

Executive Officer
ADRIENNE PATRICE GUEDES DAIBERT
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORREA
FERNANDO JOSE COSTA TELES
FLAVIO KITAHARA SOUSA
JACKSON RICARDO GOMES
JASON PETER CRAUFORD
LUIS FERNANDO STAUB
LUIS OTAVIO MATIAS
LUIZ HENRIQUE DIDIER JUNIOR
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MARIO MENDES AMADEU
MARIO WERNECK BRITTO
MAURICIO FERREIRA AGUDO ROMAO
RODOLFO HENRIQUE FISCHER

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31, 2007

BANCO ITAU HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of reais)

ASSETS                                                                             03/31/2007    03/31/2006
-------------------------------------------------------------------------------   -----------   -----------
CURRENT ASSETS                                                                    203,782,866   126,257,059
  CASH AND CASH EQUIVALENTS                                                         4,508,633     2,331,728
  INTERBANK INVESTMENTS (Notes 4a and 5)                                           40,091,749    20,999,735
    Money market                                                                   29,517,773    13,390,530
    Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)        261,799       140,661
    Interbank deposits                                                             10,312,177     7,468,544
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)             52,573,036    27,089,127
    Own Portfolio                                                                  20,103,200     8,589,453
    Subject to repurchase commitments                                               6,084,437     1,073,839
    Pledged in guarantee                                                            3,405,397       885,724
    Deposited with the Central Bank                                                 1,987,633       187,698
    Derivative financial instruments                                                2,887,596     2,730,910
    Assets Guaranteeing Technical Provisions - PGBL/VGBL fund quotas (Note 10b)    15,362,898    11,047,183
    Assets Guaranteeing Technical Provisions - Other securities (Note 10b)          2,741,875     2,574,320
  INTERBANK ACCOUNTS                                                               16,707,512    13,092,733
    Pending settlement                                                              1,962,104     1,178,419
    Central Bank deposits                                                          14,707,032    11,902,136
    National Housing System (SFH)                                                      30,207         7,645
    Correspondents                                                                      8,169         3,093
    Interbank onlendings                                                                   --         1,440
  INTERBRANCH ACCOUNTS                                                                 27,195        16,332
  LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)                                 55,299,041    40,343,135
    Operations with Credit Granting Characteristics (Note 4d)                      59,842,270    42,644,252
    (Allowance for loan losses) (Note 4e)                                          (4,543,229)   (2,301,117)
  OTHER RECEIVABLES                                                                33,223,314    21,461,137
    Foreign exchange portfolio (Note 8)                                            23,157,002    13,839,962
    Income receivable                                                                 837,773       553,274
    Insurance premiums receivable (Note 10b)                                          746,504       666,007
    Negotiation and intermediation of securities                                    2,008,388     1,393,373
    Sundry (Note 12a)                                                               6,473,647     5,008,521
  OTHER ASSETS (Note 4f)                                                            1,352,386       923,132
    Other assets                                                                      387,994       373,068
    (Valuation allowance)                                                             (65,485)      (91,273)
    Prepaid expenses (Note 12b)                                                     1,029,877       641,337
LONG-TERM RECEIVABLES                                                              50,279,236    35,252,150
  INTERBANK INVESTMENTS (Notes 4a and 5)                                            1,679,020     1,362,468
    Money market                                                                      326,595       204,405
    Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)        544,095       436,431
    Interbank deposits                                                                808,330       721,632
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)             10,086,241     8,512,088
    Own Portfolio                                                                   7,042,881     4,968,964
    Subject to repurchase commitments                                                 875,020     1,115,127
    Pledged in guarantee                                                              294,871       731,488
    Deposited with the Central Bank                                                    22,582        68,999
    Derivative financial instruments                                                1,027,126       684,221
    Assets Guaranteeing Technical Provisions - Other securities (Note 10b)            823,761       943,289
  INTERBANK ACCOUNTS - National Housing System (SFH)                                  362,125       362,427
  LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)                                 28,267,151    18,957,576
    Operations with Credit Granting Characteristics (Note 4d)                      31,337,839    21,324,876
    (Allowance for loan losses) (Note 4e)                                          (3,070,688)   (2,367,300)
  OTHER RECEIVABLES - Sundry (Note 12a)                                             9,191,963     5,250,745
  OTHER ASSETS - Prepaid expenses (Note 12b)                                          692,736       806,846
PERMANENT ASSETS                                                                    3,787,749     2,913,872
  INVESTMENTS (Notes 4g and 14a II)                                                 1,134,824       826,783
    Investments in affiliates (Note 2a I)                                             864,773       654,304
    Other investments                                                                 357,376       276,918
    (Allowance for loan losses)                                                       (87,325)     (104,439)
  FIXED ASSETS (Notes 4h and 14b)                                                   2,127,205     1,790,397
    Real estates in use                                                             2,532,147     2,145,069
    Other fixed assets                                                              3,630,549     3,383,299
    (Accumulated depreciation)                                                     (4,035,491)   (3,737,971)
  OPERATING LEASE ASSETS (Note 4i)                                                     14,429        17,340
    Leased assets                                                                      18,553        18,552
    (Accumulated depreciation)                                                         (4,124)       (1,212)
  DEFERRED CHARGES (Notes 4j and 14b)                                                 511,291       279,352
    Organization and expansion expenses                                               920,133       512,767
    (Accumulated amortization)                                                       (408,842)     (233,415)
TOTAL ASSETS                                                                      257,849,851   164,423,081

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

BANCO ITAU HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of reais)

LIABILITIES                                                                                      03/31/2007    03/31/2006
---------------------------------------------------------------------------------------------   -----------   -----------
CURRENT LIABILITIES                                                                             157,093,066    93,880,578
  DEPOSITS (Notes 4a and 9b)                                                                     58,264,039    45,605,558
    Demand deposits                                                                              16,859,101    11,329,599
    Savings deposits                                                                             23,241,600    19,203,957
    Interbank deposits                                                                            2,287,496       800,458
    Time deposits                                                                                14,765,052    13,920,568
    Other deposits                                                                                1,110,790       350,976
  DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)                     37,017,143     9,465,759
    Own Portfolio                                                                                19,518,448     5,342,507
    Third-party portfolio                                                                        14,098,158     4,123,252
    Free portfolio                                                                                3,400,537            --
  FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)                              4,266,948     1,654,973
    Real estate notes                                                                               200,249            --
    Mortgage notes                                                                                  170,312       201,141
    Debentures                                                                                    2,952,459       140,897
    Foreign borrowings through securities                                                           943,928     1,312,935
  INTERBANK ACCOUNTS                                                                              2,619,551     1,173,101
    Pending settlements                                                                           1,917,858     1,043,580
    Correspondents                                                                                  701,693       129,521
  INTERBRANCH ACCOUNTS                                                                            1,648,478     1,098,005
    Third-party funds in transit                                                                  1,644,613     1,092,495
    Internal transfer of funds                                                                        3,865         5,510
    BORROWINGS AND ONLENDINGS (Notes 4a and 9e)                                                   6,718,089     3,754,672
    Borrowings                                                                                    5,209,715     2,480,064
    Onlendings                                                                                    1,508,374     1,274,608
  DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                                              2,552,459     1,858,496
  TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)          2,880,333     2,769,128
  OTHER LIABILITIES                                                                              41,126,026    26,500,886
    Collection and payment of taxes and contributions                                             2,203,355     1,601,140
    Foreign exchange portfolio (Note 8)                                                          23,473,537    14,032,433
    Social and statutory (Note 15b II)                                                              873,342       784,028
    Tax and social security contributions (Note 13c I)                                            1,360,448       923,180
    Negotiation and intermediation of securities                                                  2,370,021     1,792,126
    Credit card operations                                                                        6,022,236     4,330,075
    Securitization of foreign payment orders (Note 9f)                                              157,384       171,476
    Subordinated debts (Note 9g)                                                                  1,353,952        53,042
    Sundry (Note 12c)                                                                             3,311,751     2,813,386
LONG-TERM LIABILITIES                                                                            74,402,123    52,509,501
  DEPOSITS (Notes 4a and 9b)                                                                      6,202,269     6,082,450
    Interbank deposits                                                                               19,382            --
    Time deposits                                                                                 6,182,887     6,082,450
  DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS - Own Portifolio (Notes 4a and 9c)    22,756,907    12,448,841
  FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)                              3,564,000     5,059,456
    Mortgage notes                                                                                  594,557            --
    Debentures                                                                                           --     2,850,000
    Foreign borrowings through securities                                                         2,969,443     2,209,456
  BORROWINGS AND ONLENDINGS (Notes 4a and 9e)                                                     5,501,863     4,446,033
    Borrowings                                                                                    1,662,364     1,534,846
    Onlendings                                                                                    3,839,499     2,911,187
  DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                                                779,810       431,637
  TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)         17,250,335    12,769,113
  OTHER LIABILITIES                                                                              18,346,939    11,271,971
    Tax and social security contributions (Note 13c I)                                            6,631,559     4,473,769
    Securitization of foreign payment orders (Note 9f)                                            1,198,894       997,494
    Subordinated debts (Note 9g)                                                                  8,171,196     4,417,526
    Sundry (Note 12c)                                                                             2,345,290     1,383,182
DEFERRED INCOME                                                                                      77,855        73,050
MINORITY INTEREST IN SUBSIDIARIES                                                                 1,306,103     1,341,311
STOCKHOLDERS' EQUITY (Note 15)                                                                   24,970,704    16,618,641
  Capital                                                                                        14,254,213     8,300,000
  Capital reserves                                                                                1,290,059     1,290,005
  Revenue reserves                                                                               10,250,202     7,822,114
  Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6d)                     188,493       338,896
  (Treasury shares)                                                                              (1,012,263)   (1,132,374)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                      257,849,851   164,423,081

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

BANCO ITAU HOLDING FINANCEIRA S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of reais)

                                                                                    01/01 to       01/01 to
                                                                                   03/31/2007     03/31/2006
                                                                                 -------------   -------------
INCOME FROM FINANCIAL OPERATIONS                                                     7,481,118       5,895,409
  Loan, lease and other credit operations                                            5,025,393       3,536,208
  Securities and derivative financial instruments                                    1,639,756       1,615,840
  Insurance, pension plan and capitalization (Note 10c)                                537,815         540,609
  Foreign exchange operations                                                           52,044         (16,969)
  Compulsory deposits                                                                  226,110         219,721
EXPENSES ON FINANCIAL OPERATIONS                                                    (2,311,710)     (1,495,899)
  Money market                                                                      (1,853,703)     (1,149,716)
  Technical provisions for pension plan and capitalization (Note 10c)                 (434,087)       (437,021)
  Borrowings and onlendings                                                            (23,920)         90,838
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES                                  5,169,408       4,399,510
RESULT OF LOAN LOSSES (Note 7d I)                                                   (1,262,048)     (1,281,142)
  Expense for allowance for loan losses                                             (1,500,188)     (1,439,714)
  Income from recovery of credits written off as loss                                  238,140         158,572
GROSS INCOME FROM FINANCIAL OPERATIONS                                               3,907,360       3,118,368
OTHER OPERATING INCOME (EXPENSES)                                                     (812,932)       (758,356)
  Banking service fees (Note 12 d)                                                   2,420,454       2,120,872
    Asset management                                                                   482,419         448,882
    Current account services                                                           404,793         364,707
    Credit cards                                                                       576,104         486,681
    Loan operations and guarantees provided                                            497,780         387,567
    Collection services                                                                222,274         224,004
    Other                                                                              237,084         209,031
  Result from insurance, pension plan and capitalization operations (Note 10c)         312,717         225,595
  Personnel expenses (Note 12e)                                                     (1,251,667)     (1,131,238)
  Other administrative expenses (Note 12f)                                          (1,531,245)     (1,215,425)
  Tax expenses (Notes 4m and 13a II)                                                  (608,495)       (548,172)
  Equity in earnings of affiliates (Note 14a III)                                       32,431          37,206
  Other operating income (Note 12g)                                                    191,763         132,348
  Other operating expenses (Note 12h)                                                 (378,890)       (379,542)
OPERATING INCOME                                                                     3,094,428       2,360,012
NON-OPERATING INCOME (EXPENSE)                                                          24,743          (2,443)
INCOME BEFORE TAXES ON NET INCOME AND PROFIT SHARING                                 3,119,171       2,357,569
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 13a I)                             (1,064,717)       (731,924)
  Due on operations for the period                                                  (1,055,605)       (800,272)
  Related to temporary differences                                                      (9,112)         68,348
PROFIT SHARING                                                                        (145,457)       (167,284)
  Employees - Law 10,101 of 12/19/2000                                                (118,144)       (109,196)
  Officers - Statutory - Law 6,404 of 12/15/1976                                       (27,313)        (58,088)
MINORITY INTEREST IN SUBSIDIARIES                                                       (7,341)          1,620
NET INCOME                                                                           1,901,656       1,459,981
                                                                                 -------------   -------------
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES                             1,199,690,507   1,107,177,634
NET INCOME PER SHARE - R$                                                                 1.59            1.32
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 03/31)                                         20.81           15.00

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

BANCO ITAU HOLDING FINANCEIRA S.A.
Consolidated Statement of Changes in Financial Position (Note 2a)
(In thousands of reais)

                                                                              01/01 to     01/01 to
                                                                             03/31/2007   03/31/2006
                                                                             ----------   ----------
A - FINANCIAL RESOURCES WERE PROVIDED BY                                     48,313,579   14,596,016
  ADJUSTED NET INCOME                                                         2,033,990    1,561,286
    Net income                                                                1,901,656    1,459,981
    Adjustments to net income                                                   132,334      101,305
      Depreciation and amortization                                             167,002      138,750
      Equity in earnings of affiliates                                          (32,431)     (37,206)
      Other                                                                      (2,237)        (239)
  STOCKHOLDERS' RESOURCES - Granting of stock options                            72,330      101,795
  THIRD PARTIES' RESOURCES ARISING FROM:                                     46,200,499   12,723,743
    o Increase in liabilities:                                               45,224,832   12,114,659
      Deposits                                                                3,293,434    1,168,273
      Deposits received under securities repurchase agreements               20,429,342           --
      Funds from acceptance and issuance of securities                          289,558    1,753,667
      Interbank and interbranch accounts                                        573,738    1,463,643
      Borrowings and onlendings                                               1,702,886           --
      Derivative financial instruments                                        1,086,002           --
      Technical provisions for insurance, pension plan and capitalization     1,094,217      898,707
      Foreign exchange portfolio                                             10,349,933    6,204,504
      Other liabilities                                                       6,405,722      625,865
    o Decrease in assets - Interbank investments                                     --      514,541
    o Changes in deferred income                                                 (3,297)       2,073
    o Disposal of assets and investments:                                        15,497       92,470
      Assets not for own use                                                      6,314       85,406
      Fixed assets                                                                8,871        6,689
      Investments                                                                   312          375
    o Elimination of Investments included in consolidation for the period       963,467           --
  CHANGES IN MINORITY INTEREST                                                    6,760      209,192
B - FINANCIAL RESOURCES WERE USED FOR                                        47,196,313   14,348,850
  INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR                       584,591      555,989
  PURCHASE OF TREASURY SHARES                                                     8,108        1,668
  INVESTMENTS IN:                                                               243,838      178,531
    o Assets not for own use                                                     11,443       80,709
    o Fixed assets                                                              191,430       80,324
    o Investments                                                                40,965       17,498
  DEFERRED CHARGES                                                               65,992       32,327
  INCREASE IN ASSETS:                                                        46,293,784   12,410,481
    o Interbank investments                                                  10,361,847           --
    o Securities and derivative financial instruments                        16,395,837    2,438,499
    o Loan, lease and other credit operations                                 6,848,460    2,772,318
    o Foreign exchange portfolio                                             10,284,987    6,132,551
    o Other receivables                                                       2,059,374    1,066,594
    o Other assets                                                              343,279          519
  DECREASE IN LIABILITIES:                                                           --    1,169,854
    o Money market                                                                   --      116,050
    o Borrowings and onlendings                                                      --      955,567
    o Derivative financial instruments                                               --       98,237
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)                      1,117,266      247,166
CHANGES IN FINANCIAL POSITION
Cash and cash equivalents:
  o At the beginning of the period                                            3,391,367    2,084,562
  o At the end of the period                                                  4,508,633    2,331,728
  o Increase (decrease)                                                       1,117,266      247,166

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

BANCO ITAU HOLDING FINANCEIRA S.A.
Balance Sheet
(In thousands of reais)

ASSETS                                                                   03/31/2007   03/31/2006
----------------------------------------------------------------------   ----------   ----------
CURRENT ASSETS                                                              810,439      418,311
  CASH AND CASH EQUIVALENTS                                                 116,261          144
  INTERBANK INVESTMENTS (Notes 4a and 5)                                     28,998      141,057
    Money market                                                             28,998       29,251
    Interbank deposits                                                           --      111,806
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b and 4c)          22,618        3,458
    Own Portfolio                                                                --        2,814
    Pledged in guarantee                                                         --          536
    Derivative Financial Instruments (Note 6f)                               22,618          108
  OTHER RECEIVABLES                                                         640,690      272,556
    Income receivable (Note 14a I)                                          430,259           --
    Sundry (Note 12a)                                                       210,431      272,556
  OTHER ASSETS - Prepaid expenses                                             1,872        1,096
LONG-TERM RECEIVABLES                                                     1,137,007      575,464
  SHORT-TERM INTERBANK DEPOSITS - Interbank deposits (Notes 4a and 5)       832,633      332,149
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b and 4c)          19,759       84,006
    Own Portfolio                                                            18,861       18,280
    Pledged in guarantee                                                        898           --
    Derivative Financial Instruments (Note 6f)                                   --       65,726
  OTHER RECEIVABLES - Sundry (Note 12a)                                     284,615      159,309
PERMANENT ASSETS                                                         27,002,091   17,750,573
  INVESTMENTS - Investments in subsidiaries (Notes 4g and 14 a I)        27,001,620   17,750,286
  FIXED ASSETS AND DEFERRED CHARGES (Note 4h and 4j)                            471          287
TOTAL ASSETS                                                             28,949,537   18,744,348
                                                                         ==========   ==========
LIABILITIES
CURRENT LIABILITIES                                                         683,428      696,639
    INTERBANK DEPOSITS (Notes 4a and 9b)                                         --       90,382
    DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                       65,989           --
    OTHER LIABILITIES                                                       617,439      606,257
      Social and statutory (Note 15b II)                                    565,598      537,912
      Tax and social security contributions                                  22,984        6,204
      Sundry (Note 12c)                                                      28,857       62,141
LONG-TERM LIABILITIES                                                        71,572       48,646
    DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                           22       32,996
    OTHER LIABILITIES                                                        71,550       15,650
      Tax and social security contributions                                  70,240       15,650
      Sundry (Note 12c)                                                       1,310           --
STOCKHOLDERS' EQUITY (Note 15)                                           28,194,537   17,999,063
    Capital                                                              14,254,213    8,300,000
    Capital reserves                                                      1,290,059    1,290,005
    Revenue reserves                                                     13,474,035    9,202,536
    Adjustment to market value - securities and derivatives                 188,493      338,896
    (Treasury shares)                                                    (1,012,263)  (1,132,374)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               28,949,537   18,744,348

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF INCOME
(In thousands of reais)

                                                                  01/01 to 03/31/2007   01/01 to 03/31/2006
                                                                  -------------------   -------------------
INCOME FROM FINANCIAL OPERATIONS                                            47,862                42,266
  Securities and derivative financial instruments                           47,862                42,266
EXPENSES ON FINANCIAL OPERATIONS                                                --                  (467)
  Deposits received under securities repurchase agreements                      --                  (467)
GROSS INCOME FROM FINANCIAL OPERATIONS                                      47,862                41,799
OTHER OPERATING REVENUES (EXPENSES)                                      1,769,164             1,844,528
  Personnel expenses                                                        (4,992)               (5,024)
  Other administrative expenses                                            (15,127)               (4,955)
  Tax expenses (Note 13a II)                                               (18,205)              (14,396)
  Equity in earnings of affiliates (Note 14a I)                          1,818,932             1,868,893
  Other operating revenues (expenses) (Note 12h)                           (11,444)                   10
OPERATING INCOME                                                         1,817,026             1,886,327
NON-OPERATING INCOME (EXPENSE)                                               1,478                   (36)
INCOME BEFORE TAXES ON NET INCOME AND PROFIT SHARING                     1,818,504             1,886,291
INCOME TAX AND SOCIAL CONTRIBUTION (Note 13a I)                            (62,843)               94,658
  Due on operations for the period                                         (17,578)                 (278)
  Related to temporary differences                                         (45,265)               94,936
PROFIT SHARING                                                              (1,281)               (1,452)
  Employees - Law 10,101 of 12/19/2000                                        (424)                 (322)
  Officers - Statutory - Law 6,404 of 12/15/1976                              (857)               (1,130)
NET INCOME                                                               1,754,380             1,979,497
                                                                     -------------         -------------
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES (Note 15a)      1,199,690,507         1,107,177,634
NET INCOME PER SHARE - R$                                                     1.46                  1.79
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 03/31)                             23.50                 16.25

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (NOTE 15)
(In thousands of reais)

                                                                                 Adjustment to
                                                                                market value -
                                                          Capital     Revenue   securities and   Retained   (Treasury
                                               Capital    reserves   reserves     derivatives    earnings     shares)      Total
                                             ----------  ---------  ----------  --------------  ----------  ----------  ----------
BALANCES AT 01/01/2006                        8,300,000  1,289,969   7,842,554      284,066             --  (1,296,027) 16,420,562
Restatement of equity securities                     --         36          --           --             --          --          36
Treasury shares                                      --         --     (63,526)          --             --     163,653     100,127
  Purchase of Treasury Shares                        --         --          --           --             --      (1,668)     (1,668)
  Stock options granted - exercised options          --         --     (63,526)          --             --     165,321     101,795
Change in adjustment to market value                 --         --          --       54,830             --          --      54,830
Complementary interest on capital paid on
  03/13/2006 - Fiscal year 2005                      --         --      (2,895)          --             --          --      (2,895)
Net Income                                           --         --          --           --      1,979,497          --   1,979,497
Appropriations:
  Legal reserve                                      --         --      98,975           --        (98,975)         --          --
  Statutory reserves                                 --         --   1,327,428           --     (1,327,428)         --          --
  Dividends and interest on capital                  --         --          --           --       (553,094)         --    (553,094)
BALANCES AT 03/31/2006                        8,300,000  1,290,005   9,202,536      338,896             --  (1,132,374) 17,999,063
                                             ----------  ---------  ----------      -------     ----------  ----------  ----------
CHANGES IN THE PERIOD                                --         36   1,359,982       54,830             --     163,653   1,578,501
                                             ----------  ---------  ----------      -------     ----------  ----------  ----------
BALANCES AT 01/01/2007                       14,254,213  1,290,005  12,350,694      163,600             --  (1,122,933) 26,935,579
Restatement of equity securities                     --         54          --           --             --          --          54
Treasury shares                                      --         --     (46,448)          --             --     110,670      64,222
  Purchase of Treasury Shares                        --         --          --           --             --      (8,108)     (8,108)
  Stock options granted - exercised options          --         --     (46,448)          --             --     118,778      72,330
Change in adjustment to market value                 --         --          --       24,893             --          --      24,893
Complementary interest on capital paid on
  03/08/2007 - Fiscal year 2006                      --         --      (5,174)          --             --          --      (5,174)
Net Income                                           --         --          --           --      1,754,380          --   1,754,380
Appropriations:
  Legal reserve                                      --         --      87,719           --        (87,719)         --          --
  Statutory reserves                                 --         --   1,087,244           --     (1,087,244)         --          --
  Dividends and interest on capital                  --         --          --           --       (579,417)         --    (579,417)
BALANCES AT 03/31/2007                       14,254,213  1,290,059  13,474,035      188,493             --  (1,012,263) 28,194,537
                                             ----------  ---------  ----------      -------     ----------  ----------  ----------
CHANGES IN THE PERIOD                                --         54   1,123,341       24,893             --     110,670   1,258,958
                                             ----------  ---------  ----------      -------     ----------  ----------  ----------

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

BANCO ITAU HOLDING FINANCEIRA S.A.
Statement of Changes in Financial Position
(In thousands of reais)

                                                                    01/01 to     01/01 to
                                                                   03/31/2007   03/31/2006
                                                                   ----------   ----------
A - FINANCIAL RESOURCES WERE PROVIDED BY                            1,955,272    1,384,843
  Adjusted net income (loss)                                          (51,657)     110,627
    Net income                                                      1,754,380    1,979,497
    o Adjustments to net income                                    (1,806,037)  (1,868,870)
        Equity in earnings of affiliates                           (1,818,932)  (1,868,893)
        Depreciation and amortization                                      42           23
        Amortization of goodwill                                       12,853           --
  STOCKHOLDERS' RESOURCES                                              72,330      101,795
    Stock options granted - exercised options                          72,330      101,795
  THIRD PARTIES' RESOURCES ARISING FROM:                            1,934,599    1,172,421
    o Increase in liabilities:                                         12,076      106,600
        Deposits                                                           --       90,382
        Derivative financial instruments                               12,076       16,218
    o Decrease in assets:                                             223,396      667,686
        Interbank investments                                              --      364,838
        Other credits and assets                                      223,396      302,848
    Disposal of investments                                                16           --
    Interest on capital and dividends received from subsidiaries    1,699,111      398,135

B - FINANCIAL RESOURCES WERE USED FOR                               1,953,492    1,384,980
  INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR             584,591      555,989
  PURCHASE OF TREASURY SHARES                                           8,108        1,668
  INVESTMENTS IN:                                                         149        1,140
    Investments - additions in subsidiaries                                --        1,100
    Fixed assets/deferred charges                                         149           40
  INCREASE IN ASSETS:                                                 244,910       26,979
    o Interbank investments                                           224,247           --
    o Securities and derivative financial instruments                  20,663       26,979
  DECREASE IN LIABILITIES - Other liabilities                       1,115,734      799,204
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)                1,780         (137)

CHANGES IN FINANCIAL POSITION
Cash and cash equivalents:
  o At the beginning of the period                                    114,481          281
  o At the end of the period                                          116,261          144
  o Increase (decrease)                                                 1,780         (137)

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

                       BANCO ITAU HOLDING FINANCEIRA S.A.
                        NOTES TO THE FINANCIAL STATEMENTS
                    FROM JANUARY 1 TO MARCH 31, 2007 AND 2006
                             (In thousands of Reais)

NOTE 1 - OPERATIONS

Banco Itau Holding Financeira S.A. (ITAU HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate, finance, investment credit and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

a)    Presentation of the Financial Statements

      The financial statements of ITAU HOLDING and of its subsidiaries (ITAU HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

      On May 1 and August 8, 2006, ITAU HOLDING and Bank of America Corporation
      (BAC) entered into agreements for the acquisition, by ITAU HOLDING, of the operations of BankBoston (BKB) and subsidiary companies in Brazil, Chile and Uruguay. On August 22, 2006 the operation was approved by BACEN and, at the ESM held on August 25, 2006, its implementation was approved as from September 1, 2006, and its company name was changed to Banco ItauBank S.A. On February 1, 2007, February 7, 2007 and March 12, 2007, the Chile and Uruguay operations were approved by BACEN, the Superintendency of Banks and Financial Institutions of Chile (SBIF) and by the Uruguayan authorities, respectively, and therefore they started being included in the consolidation process on March 31, 2007.

      As set forth in the sole paragraph of article 7 of BACEN Circular Letter 3,068, of November 8, 2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet under Current Assets, regardless of their maturity dates.

      Operations with Credit Cards, arising from purchases made by cardholders, are included in receivables for loan, capital lease and other credit operations. The resources related to these amounts are included in Other Liabilities - Credit Card Operations. Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities - Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

b)    Consolidation

      As set forth in paragraph 1, article 2, of BACEN Circular Letter 2,804, of February 11, 1998, the financial statements of ITAU HOLDING comprise the consolidation of its foreign subsidiary companies.

      Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts (Note 13b ll). Up to March 31, 2006, Operations with Credit Granting Characteristics and Allowance for Loan Losses were presented in the Balance Sheet net of additional write-offs, related to fully provisioned operations, and which recovery is considered remote by Management. As from the second quarter of 2006, the credit assignment procedure started being adopted for part of the operations with these characteristics (Note 7e). The effects of the Foreign Exchange Variation on investments abroad are classified in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

      The difference in Net Income and Stockholders' Equity between ITAU HOLDING and ITAU HOLDING CONSOLIDATED (Note 15d) results from the elimination of unrealized profit (losses) arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and the recognition of deferred tax assets.

      In ITAU HOLDING, goodwill recorded in subsidiaries, mainly originated from the acquisition of BKB operations in Brazil, Chile and Uruguay, from the partnership to set up the Financeira Itau CBD and Americanas Itau and from the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or by the realization of investments.

      In ITAU HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

The consolidated financial statements comprise ITAU HOLDING and its direct and indirect subsidiaries, among which we highlight:

                                                                                                        Interest %
                                                                                 Incorporation   -----------------------
                                                                                    country      03/31/2007   03/31/2006
                                                                                --------------   ----------   ----------
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, LDA                           Portugal        100.00       100.00
Banco Fiat S.A.                                                                     Brazil          99.99        99.99
Banco Itau BBA S.A.                                                                 Brazil          95.75        95.75
Banco Itau Buen Ayre S.A.                                                          Argentina        99.99        99.99
Banco Itau Cartoes S.A.                                                             Brazil          99.99        99.99
Banco Itau Europa Luxembourg S.A.                                        (1)      Luxembourg        19.52        19.52
Banco Itau Europa, S.A.                                                  (1)       Portugal         19.53        19.53
Banco itau S.A.                                                                     Brazil         100.00       100.00
Banco Itaubank S.A. (Note 2a)                                                       Brazil         100.00           --
Banco Itaucard S.A.                                                      (3)        Brazil          99.99        99.99
Banco Itaucred Financiamento S.A.                                                   Brazil          99.99        99.99
Banco Itau Uruguay S.A.(Note 2a)                                                    Uruguay        100.00           --
Cia Itauleasing de Arrendamento Mercantil                                           Brazil          99.99        99.99
Cia. Itau de Capitalizacao                                                          Brazil          99.99        99.99
Credicard Banco S.A.                                                   (4)(5)       Brazil             --        50.00
FAI - Financeira Americanas Itau S.A. Credito, Financiamento e
  Investimento                                                           (5)        Brazil          50.00        50.00
Fiat Administradora de Consorcios Ltda.                                             Brazil          99.99        99.99
Financeira Itau CBD S.A. Credito, Financiamento e Investimento           (2)        Brazil          50.00        50.00
Itau Administradora de Consorcios Ltda.                                             Brazil          99.99        99.99
Itau Bank, Ltd.                                                                 Cayman Islands     100.00       100.00
Banco Itau Chile (Note 2a)                                                           Chile         100.00           --
Itau Corretora de Valores S.A.                                                      Brazil          99.99        99.99
Itau Seguros S.A.                                                                   Brazil         100.00       100.00
Itau Vida e Previdencia S.A.                                                        Brazil         100.00       100.00
Itau XL Seguros Corporativos S.A.                                        (2)        Brazil          50.00           --
ItauBank Leasing S.A. Arrendamento Mercantil (Note 2a)                              Brazil          99.99           --
Itausa Export S.A.                                                       (1)        Brazil          22.23        22.23
OCA Casa Financiera S.A. (Note 2a)                                                  Uruguay        100.00           --
Orbitall Servicos e Processamento de Informatizacoes Comerciais S.A.                Brazil          99.99       100.00
Redecard S.A.                                                            (5)        Brazil          31.94        31.94
Serasa S.A.                                                              (5)        Brazil          32.54        32.54

(1) Affiliated companies included in consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itausa - Investimentos Itau S.A. (ITAUSA).

(2) Company with shared control, included in consolidation, as authorized by CVM, in view of the business management by ITAU HOLDING.

(3) New company name of Itaucard Financeira S.A. Credito, Financiamento e Investimento, approved by BACEN on April 25, 2006.

(4) Company proportionally incorporated by Banco Itau Cartoes S.A. on April 30, 2006.

(5)   Companies with shared control included rtionall in consolidation.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators at March 31, 2007, obtained from the unconsolidated financial statements (the initial basis for determining the financial system and economic-financial consolidated amounts), according to present regulation, are as follows:

                                             Financial system   Economic-financial
                                             consolidated (1)     consolidated (2)
                                             ----------------   ------------------
Referential equity (3)                          33,146,246          33,162,056
Basel ratio                                           17.3%               16.5%
  Tier I                                              13.5%               12.9%
  Tier II                                              3.8%                3.6%
Fixed asset ratio (4)                                 24.5%               16.9%
Excess capital in relation to fixed assets       8,416,066          10,948,973

(1)   Consolidated financial statements including financial companies only.

(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds.

(3) The CMN, through Resolution 3,444 of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debts and hybrid capital and debt.

(4) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decreases in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of resources to the financial companies.

Management considers the current Basel ratio (16.5%, based on economic-financial consolidated) to be adequate, taking into account the following:

a)    It is higher than the minimum required by the authorities (11.0%).

b) In view of the amounts of asset realization (Note 17), additional provision (exceeding the minimum required) and unrecorded deferred tax assets, the ratio would increase to 18.1%.

For calculation of the ratios as of March 31, 2007, the Adjusted Referential Equity was used, as follows:

                                                   Financial System   Economic-financial
                                                     Consolidated        consolidated
                                                   ----------------   ------------------
ITAU HOLDING Stockholders' equity (Consolidated)      24,970,704          24,970,704
Minority interest in subsidiaries                      1,264,600           1,282,982
Unrealized income (losses)                                 2,469                  --
Consolidated stockholders' equity (BACEN)             26,237,773          26,253,686
Subordinated debt                                      7,027,545           7,027,545
Deferred tax assets excluded from Tier I                (108,359)           (108,359)
Deferred assets excluded from Tier I                     (10,713)            (10,816)
Referential equity                                    33,146,246          33,162,056
Adjustment:
Indirect equity share in Banco Itau Europa, S.A         (242,248)           (242,248)
Adjusted Referential Equity                           32,903,998          32,919,808

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

During this period, the effects of the changes in legislation and balances were as follows:

                                                               Financial System Consolidated       Economic-Financial Consolidated
                                                            ----------------------------------   ----------------------------------
                                                             Adjusted                             Adjusted
                                                            Referential     Weighted             Referential     Weighted
Changes in the Basel Ratio                                    Equity         Assets     Effect     Equity         Assets     Effect
---------------------------------------------------------   -----------   -----------   ------   -----------   -----------   ------
Ratio at 12/31/2006                                          30,422,571   167,695,392    18.1%    30,477,537   176,781,177    17.2%
                                                             ==========   ===========    ====     ==========   ===========    ====
Net income                                                    1,760,607            --     1.1%     1,706,152            --     1.0%
Amortization of goodwill (*)                                 (4,435,904)   (4,435,904)   -2.2%    (4,435,904)   (4,435,904)   -2.1%
Deferred tax assets - Amortization of goodwill (*)            1,214,703     3,644,109     0.4%     1,214,703     3,644,109     0.4%
Interest on capital and dividends                              (584,591)           --    -0.4%      (584,591)           --    -0.3%
Change in the adjustment to market value - securities and
  derivatives                                                    30,287            --     0.0%        30,287            --     0.0%
Treasury shares                                                  64,221            --     0.0%        64,221            --     0.0%
Subordinated debt                                             4,490,131            --     2.7%     4,490,131            --     2.5%
Other changes in referential equity                             (58,027)           --     0.0%       (42,728)           --     0.0%
Changes in weighted assets                                                 23,509,849    -2.4%                  23,994,167    -2.2%
                                                             ----------   -----------    ----     ----------   -----------    ----
Ratio at 03/31/2007                                          32,903,998   190,413,446    17.3%    32,919,808   199,983,549    16.5%
                                                             ==========   ===========    ====     ==========   ===========    ====

(*) As from the first quarter of 2007, we started to align the criteria for amortization of goodwill of the Operating Consolidated and Economic-Financial Consolidated models with those in the published Financial Statements.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 4 - SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) Interbank investments, remunerated restricted credits - Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular Letter 3,068, of November 8, 2001. Securities are classified into the following categories:

      o Trading securities - acquired to be actively and frequently traded, are adjusted to market value, with a contra-entry to the results for the period;

      o Available-for-sale securities - securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity; and

      o Held-to-maturity securities - securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, not being adjusted to market value.

      Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders' equity account.

      Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) Derivative Financial Instruments - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular Letter 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the overall risk exposure) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

      The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which changes in market value are highly associated with those of the items being protected, at the beginning and throughout the duration of the contract, and found effective to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

      o Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

      o Cash Flows Hedge - The effective amount of the hedge of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective portion of hedge is recorded directly in the statement of income.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

d) Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) - These transactions are recorded at present value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution 2,682 of December 21, 1999, among which are:

      o Provisions are recorded from the date loans are granted, based on the client's rating and on the periodic quality evaluation of clients and industries and not only in the event of default;

      o Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

f) Other assets - These assets are mainly comprised by assets held for sale relating to real estates available for sale, own real estate not in use or received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost, considering that the items/equipment with residual value up to R$ 3 are fully depreciated. Depreciation is calculated at the following annual rates:

      Real estates in use                                  4% to 8%
      Installations, furniture, equipment and security,
        transportation and communication systems          10% to 25%
      EDP systems                                         20% to 50%

i) Operating leases - Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by the Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

j) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements and acquisition of software, which are amortized on a straight-line basis over their respective contractual terms, limited to ten and five years, respectively.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

k) Technical Provisions of Insurance, Pension Plan and Capitalization - provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 120 of December 24, 2004.

      I-    Insurance:

            o Provision for unearned premiums - recognized to determine unearned premiums relating to the risk coverage period;

            o Provision for premium deficiency - recognized in case of insufficient Provision for unearned premiums;

            o Provision for unearned premiums of current risks but not issued - calculated based on technical studies;

            o Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments;

            o Provision for claims incurred but not reported (IBNR) - recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

            In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

      II- Pension Plan and Individual life with living benefits - correspond to liabilities assumed such as retirement plans, disability, pension and annuity.

            o Provision for unsettled benefits and redemptions and/or Other unsettled amounts - refer to amounts still not settled up to the balance sheet date;

            o Provision for events occurred but not reported (IBNR) - recognized for the estimated amount of events occurred but not reported;

            o Mathematical provisions for benefits granted and benefits to be granted - correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits;

            o Provision for insufficient contribution - recognized in case of insufficient mathematical provisions.

      III-  Capitalization:

            o Mathematical provision for redemptions - represents capitalization certificates received to be redeemed;

            o Provision for raffles - calculated according to the definition in the technical note;

            o Provision for raffles payable - recognized for raffles of certificates already held;

            o Provision for contingencies - recognized for the application of contingency rate on the collected amount.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

l)    Contingent Assets and Liabilities and Legal Liabilities - Tax and Social
      Security: evaluated, recognized and disclosed according to the provisions set forth in CVM Resolution 489 of October 3, 2005.

      I-    Contingent Assets and Liabilities

            Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

            o Contingent Assets: not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability.

            o Contingent Liabilities: basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

                  Escrow deposits are restated in accordance with the current legislation.

            Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

      II-   Legal Liabilities - Tax and Social Security

            Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

            Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

m) Taxes - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax                   15.00%
Additional income tax        10.00%
Social contribution           9.00%
PIS (*)                       0.65%
COFINS (*)                    4.00%
ISS                     up to 5.00%
CPMF                          0.38%

(*) For the non-financial subsidiaries which quality for the non-cumulative calculation, the PIS rate is 1.65% and COFINS is 7.6%.

n) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements and acquisition of software, which are amortized on a straight-line basis over their respective contractual terms, limited to ten and five years, respectively.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 5 - INTERBANK INVESTMENTS

                                                                   03/31/2007                                   03/31/2006
                                     ------------------------------------------------------------------   -----------------------
                                       0 - 30      31 - 180   181 - 365    Over 365      Total       %       Total          %
                                     ----------   ---------   ---------   ---------   ----------   ----   ----------   ----------
Money market                         24,384,518   4,385,670     747,585     326,595   29,844,368   71.4   13,594,935         60.8
  Funded position (*)                 6,844,586   4,283,913     747,585     326,595   12,202,679   29.2    9,391,773         42.0
  Financed position                  17,539,932     101,757          --          --   17,641,689   42.2    4,203,162         18.8
                                     ----------   ---------   ---------   ---------   ----------   ----   ----------         ----
    With free movement                3,400,537     101,757          --          --    3,502,294    8.4       30,129          0.1
    Without free movement            14,139,395          --          --          --   14,139,395   33.8    4,173,033         18.7
Money market - Assets guaranteeing
  technical provisions - SUSEP           56,473     100,892     104,434     544,095      805,894    1.9      577,092          2.6
Interbank deposits                    5,867,683   3,571,782     872,712     808,330   11,120,507   26.7    8,190,176         36.6
                                     ----------   ---------   ---------   ---------   ----------   ----   ----------         ----
TOTAL                                30,308,674   8,058,344   1,724,731   1,679,020   41,770,769          22,362,203
% per maturity term                        72.6        19.3         4.1         4.0
                                     ----------   ---------   ---------   ---------   ----------
TOTAL -03/31/2006                    11,532,368   8,772,610     694,757   1,362,468   22,362,203
% per maturity term                        51.6        39.2         3.1         6.1

(*)   Includes R$ 5,297,429 (R$ 6,609,940 at 03/31/2006) related to money market with free movement, in which securities are restricted to guarantee transactions at the Brazilian Mercantile and Futures Exchange

At March 31, 2007, ITAU HOLDING's Portfolio is composed of Money Market - Funded position falling due in up to 30 days amounting to R$ 28,998 (up to 30 days amounting to R$ 29,251 at 03/31/2006) and Interbank deposits amounting to R$ 832,633 over 365 days (falling due from 31 to 180 days amounting to R$ 111,806, and R$ 332,149 over 365 days, totaling R$ 443,955 at 03/31/2006).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND
LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)    Summary per maturity

                                                                                                             03/31/2007
                                             -------------------------------------------------------------------------------------
                                                          Provision for adjustment
                                                            to market value with
                                                                  impact on:
                                                          ------------------------
                                                                     Stockholders'
                                                Cost       Results      equity       Market value     %       0 - 30      31 - 90
                                             ----------   --------   -------------   ------------   -----   ----------   ---------
GOVERNMENT SECURITIES - DOMESTIC             16,341,669     52,225      89,814        16,483,708     26.3      373,317     698,109
  Financial Treasury Bills                    2,848,051       (163)      1,055         2,848,943      4.5       90,900     153,759
  National Treasury Bills                     7,777,639     21,435         286         7,799,360     12.4      103,640          --
  National Treasury Notes                     4,136,515     24,851      82,549         4,243,915      6.8        1,498     542,119
  National Treasury Notes - M                    48,187         --          --            48,187      0.1        9,888          --
  National Treasury/Securitization              232,117       (173)      4,087           236,031      0.4          654       2,229
  Brazilian External Debt bonds               1,136,589      6,275       1,837         1,144,701      1.8        4,166           2
  Other                                         162,571         --          --           162,571      0.3      162,571          --
GOVERNMENT SECURITIES - ABROAD               11,166,448      4,496     (12,482)       11,158,462     17.9       14,558     264,135
  United States                               4,891,036       (424)         --         4,890,612      7.8           --      12,184
  Austria                                     2,972,461        239     (13,340)        2,959,360      4.7           --     227,335
  Korea                                       1,228,639         --       7,412         1,236,051      2.0           --          --
  Spain                                         498,477         --      (7,199)          491,278      0.8       10,921          --
  Russia                                        476,432      4,277          --           480,709      0.8           --          --
  Chile                                         308,696        (24)        751           309,423      0.5        3,501      13,647
  Portugal                                      254,717         --         328           255,045      0.4           --       1,387
  Argentina                                     173,509       (207)         --           173,302      0.3           38           8
    Central Bank                                 98,537          7          --            98,544      0.2           --           8
    National Treasury                            74,972       (214)         --            74,758      0.1           38          --
  Denmark                                       110,802         --        (335)          110,467      0.2           --          --
  Uruguay                                       104,670         48          (1)          104,717      0.2           61       8,917
  Other                                         147,009        587         (98)          147,498      0.2           37         657
CORPORATE SECURITIES                         15,550,615     60,804     128,068        15,739,487     25.1    4,422,796   1,576,268
  Euro Bonds and Others                       5,621,263      2,324      92,761         5,716,348      9.0      596,522     398,576
  Bank Deposit Certificates                   2,676,971         --          (1)        2,676,970      4.3      108,140     722,043
  Shares in publicly-traded companies         1,306,681     52,974       7,696         1,367,351      2.2    1,367,351          --
  Debentures                                  2,565,207        (92)      8,489         2,573,604      4.1       28,289      46,545
  Promissory Notes                              504,398         --        (108)          504,290      0.8       71,549     377,678
  Quotas of Funds                             2,234,493         --       2,371         2,236,864        4    2,236,864          --
    Fixed Income (1)                          1,175,685         --          --         1,175,685      1.9    1,175,685          --
    Credit Right Funds                          932,213         --          --           932,213      1.5      932,213          --
    Other                                       126,595         --       2,371           128,966      0.2      128,966          --
  Securitized real estate loans                 544,224      5,072      16,860           566,156      0.9           73       8,372
  Other                                          97,378        526          --            97,904      0.2       14,008      23,054
PGBL/VGBL FUND QUOTAS (2)                    15,362,898         --          --        15,362,898     24.5   15,362,898          --
SUBTOTAL - SECURITIES                        58,421,630    117,525     205,400        58,744,555     93.8   20,173,569   2,538,512
  Trading securities                         39,716,124    117,525          --        39,833,649     63.6   17,723,350   1,655,203
  Available-for-sale securities              17,167,364         --     205,400        17,372,764     27.7    2,434,244     882,950
  Held-to-maturity securities (3)             1,538,142         --          --         1,538,142      2.5       15,975         359
DERIVATIVE FINANCIAL INSTRUMENTS              3,513,077    401,645          --         3,914,722      6.2    1,425,018     570,126
TOTAL                                        61,934,707    519,170     205,400        62,659,277    100.0   21,598,587   3,108,638
                                                                                                            ----------   ---------
                                                                                                                  34.4%        5.0%
Additional provision (exceeding minimum
   required)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL
  INSTRUMENTS (ASSETS)                                                                62,659,277
                                             ----------   --------   -------------   -----------    -----   ----------   ---------
DERIVATIVE FINANCIAL INSTRUMENTS
  (LIABILITIES)                              (3,106,304)  (225,965)         --        (3,332,269)    99.9   (1,273,870)   (358,738)
                                             ==========   ========   =============   ===========    =====   ==========   =========

                                                                  03/31/2007                       03/31/2006
                                             --------------------------------------------------   ------------
                                              91 - 180   181 - 365    366 - 720   Over 720 days   Market value
                                             ---------   ----------   ---------   -------------   ------------
GOVERNMENT SECURITIES - DOMESTIC             1,401,400    3,361,468   4,498,219      6,151,195      7,379,603
  Financial Treasury Bills                      68,144      376,069     344,818      1,815,253      1,681,790
  National Treasury Bills                    1,267,471    2,715,254   3,712,995             --        903,605
  National Treasury Notes                       20,776      149,734     381,328      3,148,460      2,614,953
  National Treasury Notes - M                       --        9,759      19,145          9,395         71,744
  National Treasury/Securitization               4,499        9,875      36,224        182,550        192,761
  Brazilian External Debt bonds                 40,510      100,777       3,709        995,537      1,765,560
  Other                                             --           --          --             --        149,190
GOVERNMENT SECURITIES - ABROAD                 300,679    7,723,041   1,304,443      1,551,606        687,727
  United States                                 19,747    4,373,460          --        485,221        136,859
  Austria                                      223,079    2,289,622     219,324             --             --
  Korea                                             --      602,853     633,198             --             --
  Spain                                             --      213,700     266,657             --             --
  Russia                                            --       10,355          --        470,354         78,679
  Chile                                         30,605       48,394     148,960         64,316            329
  Portugal                                       6,165           --          --        247,493        346,326
  Argentina                                         --       50,608      31,134         91,514         96,287
    Central Bank                                    --       50,608      30,813         17,115         73,674
    National Treasury                               --           --         321         74,399         22,613
  Denmark                                           --      110,467          --             --             --
  Uruguay                                       20,133       22,418       5,170         48,018         21,069
  Other                                            950        1,164          --        144,690          8,178
CORPORATE SECURITIES                         1,457,628    1,968,614   1,308,545      5,005,636     13,351,571
  Euro Bonds and Others                        878,975      606,550     691,340      2,544,385      4,695,900
  Bank Deposit Certificates                    320,940    1,120,087      75,684        330,076      3,083,758
  Shares in publicly-traded companies               --           --          --             --      1,286,370
  Debentures                                   174,175      202,316     389,852      1,732,427      1,539,569
  Promissory Notes                              46,387           --          --          8,676        464,722
  Quotas of Funds                                   --           --          --             --      1,665,234
    Fixed Income (1)                                --           --          --             --        630,706
    Credit Right Funds                              --           --          --             --        931,604
    Other                                           --           --          --             --        102,924
  Securitized real estate loans                  2,577       16,595     151,669        386,870        513,213
  Other                                         34,574       23,066          --          3,202        102,805
PGBL/VGBL FUND QUOTAS (2)                           --           --          --             --     11,047,183
SUBTOTAL - SECURITIES                        3,159,707   13,053,123   7,111,207     12,708,437     32,466,084
  Trading securities                         1,697,967    7,996,600   4,334,128      6,426,401     18,081,339
  Available-for-sale securities              1,426,985    4,968,114   2,559,188      5,101,283     12,571,537
  Held-to-maturity securities (3)               34,755       88,409     217,891      1,180,753      1,813,208
DERIVATIVE FINANCIAL INSTRUMENTS               386,930      505,522     387,668        639,458      3,415,131
TOTAL                                        3,546,637   13,558,645   7,498,875     13,347,895     35,881,215
                                             ---------   ----------   ---------   ------------    -----------
                                                   5.7%        21.6%       12.0%          21.3%
Additional provision (exceeding minimum
   required)                                                                                         (280,000)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL
  INSTRUMENTS (ASSETS)                                                                             35,601,215
                                             ---------   ----------   ---------   ------------    -----------
DERIVATIVE FINANCIAL INSTRUMENTS
  (LIABILITIES)                               (356,485)    (563,366)   (323,453)      (456,357)    (2,290,133)
                                             =========   ==========   =========   ============    ===========

(1) Includes R$ 62,524 (R$ 52,842 at 03/31/2006) of non-exclusive funds administered by the group, which do not include government securities;

(2) Portfolios of PGBL and VGBL plan securities whose ownership and involved risks belong to the clients, recorded as securities in compliance with SUSEP requirements, with a contra-entry against liabilities in Technical Provision for Pension Plans;

(3) Unrecorded positive adjustment to market value in the amount of R$ 194,802 (R$ 186,311 at 03/31/2006), according to Note 6e.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

b)    Summary per portfolio

                                                                                   03/31/2007
                                              ------------------------------------------------------------------------------------
                                                                    Restricted to
                                                          ---------------------------------                  Assets
                                                                       Pledging                           guaranteeing
                                                                          of                  Derivative    technical
                                                  Own     Repurchase  guarantees   Central    financial    provisions
                                               portfolio  agreements      (1)      Bank (2)  instruments   (Note 10b)      Total
                                              ----------  ----------  ----------  ---------  -----------  ------------  ----------
GOVERNMENT SECURITIES - DOMESTIC               9,096,221     725,940   3,375,147  2,010,215           --     1,276,185  16,483,708
  Financial Treasury Bills                     1,268,029      25,012   1,212,129     22,582           --       287,060   2,848,943
  National Treasury Bills                      4,323,798          --   1,488,275  1,987,633           --        33,785   7,799,360
  National Treasury Notes                      2,510,357     103,475     674,743         --           --       955,340   4,243,915
  National Treasury Notes - M                     48,187          --          --         --           --            --      48,187
  National Treasury/Securitization               236,031          --          --         --           --            --     236,031
  Brazilian External Debt Bonds                  547,248     597,453          --         --           --            --   1,144,701
  Investments in Non-Exclusive
    funds - Financial Treasury Bills             162,571          --          --         --           --            --     162,571
GOVERNMENT SECURITIES - ABROAD                 5,892,647   5,262,739       3,076         --           --            --  11,158,462
  United States                                  118,698   4,768,838       3,076         --           --            --   4,890,612
  Austria                                      2,959,360          --          --         --           --            --   2,959,360
  Korea                                        1,236,051          --          --         --           --            --   1,236,051
  Spain                                          491,278          --          --         --           --            --     491,278
  Russia                                          47,595     433,114          --         --           --            --     480,709
  Chile                                          288,427      20,996          --         --           --            --     309,423
  Portugal                                       255,045          --          --         --           --            --     255,045
  Argentina                                      173,302          --          --         --           --            --     173,302
    Central Bank                                  98,544          --          --         --           --            --      98,544
    National Treasury                             74,758          --          --         --           --            --      74,758
  Denmark                                        110,467          --          --         --           --            --     110,467
  Uruguay                                        104,717          --          --         --           --            --     104,717
  Other                                          107,707      39,791          --         --           --            --     147,498
CORPORATE SECURITIES                          12,157,213     970,778     322,045         --           --     2,289,451  15,739,487
  Euro Bonds and Others                        4,751,870     896,538      67,940         --           --            --   5,716,348
  Bank Deposit Certificates                      908,802          --     199,064         --           --     1,569,104   2,676,970
  Shares in publicly-traded companies          1,268,097          --      55,041         --           --        44,213   1,367,351
  Debentures                                   1,956,363      74,240          --         --           --       543,001   2,573,604
  Promissory Notes                               504,290          --          --         --           --            --     504,290
  Quotas of funds                              2,112,861          --          --         --           --       124,003   2,236,864
    Fixed income                               1,051,682          --          --         --           --       124,003   1,175,685
    Credit Right Funds                           932,213          --          --         --                         --     932,213
    Other                                        128,966          --          --         --           --            --     128,966
  Securitized real estate loans                  557,026          --          --         --           --         9,130     566,156
  Other                                           97,904          --          --         --           --            --      97,904
PGBL/VGBL FUND QUOTAS                                 --          --          --         --           --    15,362,898  15,362,898
DERIVATIVE FINANCIAL INSTRUMENTS                      --          --          --         --    3,914,722            --   3,914,722
                                              ----------   ---------   ---------  ---------    ---------    ----------  ----------
TOTAL SECURITIES AND DERIVATIVE
  FINANCIAL INSTRUMENTS (ASSETS)              27,146,081   6,959,457   3,700,268  2,010,215    3,914,722    18,928,534  62,659,277
                                              ----------   ---------   ---------  ---------    ---------    ----------  ----------
TOTAL SECURITIES AND DERIVATIVE
  FINANCIAL INSTRUMENTS (ASSETS)-03/31/2006   13,558,417   2,188,966   1,617,212    256,697    3,415,131    14,564,792  35,601,215
                                              ==========   =========   =========  =========    =========    ==========  ==========

(1)   Represent securities restricted for Contingent Liabilities lawsuits (note
      11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

(2) Represent securities in compulsory deposits - Time Deposit and mandatory savings deposits.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

c)    Trading securities

                                                                03/31/2007
                                    -----------------------------------------------------------------
                                                 Adjustment
                                                     to
                                                   market
                                                  value (in    Market
                                       Cost       results)      value       %      0 - 30     31 - 90
                                    -----------  ----------  ----------  -----  ----------  ---------
GOVERNMENT SECURITIES - DOMESTIC     12,953,464     52,225   13,005,689   32.7     225,305    669,192
  Financial Treasury Bills            1,827,475       (163)   1,827,312    4.6       3,796    126,839
  National Treasury Bills             7,537,643     21,435    7,559,078   19.0      53,664         --
  National Treasury Notes             2,671,863     24,851    2,696,714    6.8         454    540,122
  National Treasury/Securitization      137,857       (173)     137,684    0.3         654      2,229
  Brazilian External Debt Bonds         616,055      6,275      622,330    1.6       4,166          2
  Other                                 162,571         --      162,571    0.4     162,571         --
GOVERNMENT SECURITIES - ABROAD        5,802,395      4,496    5,806,891   14.6          75    240,851
  United States                       4,891,036       (424)   4,890,612   12.3          --     12,184
  Russia                                476,432      4,277      480,709    1.2          --         --
  Austria                               227,096        239      227,335    0.6          --    227,335
  Chile                                  79,353        (24)      79,329    0.2          --        667
  Argentina                              71,487       (207)      71,280    0.2          38          8
    Central Bank                          6,823          7        6,830     --          --          8
    National Treasury                    64,664       (214)      64,450    0.2          38         --
  Uruguay                                    85         48          133     --          --         --
  Other                                  56,906        587       57,493    0.1          37        657
CORPORATE SECURITIES                  5,597,367     60,804    5,658,171   14.1   2,135,072    745,160
  Eurobonds and Others                  447,291      2,324      449,615    1.1         188      3,077
  Bank Deposit Certificates           2,190,718         --    2,190,718    5.5      65,346    719,034
  Shares                                754,554     52,974      807,528    2.0     807,528         --
  Debentures                            752,133        (92)     752,041    1.9          --         --
  Promissory Notes                        6,761         --        6,761     --          --         --
  Quotas of funds                     1,250,486         --    1,250,486      3   1,250,486         --
    Fixed income                      1,171,969         --    1,171,969    2.9   1,171,969         --
    Credit Right Funds                   58,013         --       58,013    0.1      58,013         --
    Other                                20,504         --       20,504    0.1      20,504         --
  Securitized real estate loans         103,752      5,072      108,824    0.3          --         --
  Other                                  91,672        526       92,198    0.2      11,524     23,049
PGBL/VGBL FUND QUOTAS                15,362,898         --   15,362,898   38.6  15,362,898         --
                                    -----------    -------   ----------  -----  ----------  ---------
Total                                39,716,124    117,525   39,833,649  100.0  17,723,350  1,655,203
% per maturity term                                                                   44.4%       4.2%
                                    -----------    -------   ----------  -----  ----------  ---------
Total - 03/31/2006                   18,073,796      7,543   18,081,339         12,269,016    790,703
% per maturity term                                                                   67.8%       4.4%
                                    ===========    =======   ==========         ==========  =========

                                                     03/31/2007                  03/31/2006
                                    ------------------------------------------  ------------
                                                                        Over
                                     91 - 180  181 - 365  366 - 720   720 days  Market value
                                    ---------  ---------  ---------  ---------  ------------
GOVERNMENT SECURITIES - DOMESTIC    1,243,980  2,820,747  4,074,992  3,971,473   2,373,883
  Financial Treasury Bills             42,221     55,331    143,606  1,455,519     525,895
  National Treasury Bills           1,170,342  2,622,147  3,712,925         --     232,864
  National Treasury Notes               9,192    134,697    185,623  1,826,626     699,276
  National Treasury/Securitization      4,463      8,240     32,838     89,260     119,474
  Brazilian External Debt Bonds        17,762        332         --    600,068     674,269
  Other                                    --         --         --         --     122,105
GOVERNMENT SECURITIES - ABROAD         19,992  4,384,979     34,392  1,126,602     244,302
  United States                        19,747  4,373,460         --    485,221     136,859
  Russia                                   --     10,355         --    470,354      78,679
  Austria                                  --         --         --         --          --
  Chile                                    --         --     34,071     44,591         329
  Argentina                                --         --        321     70,913      19,062
    Central Bank                           --         --         --      6,822      15,194
    National Treasury                      --         --        321     64,091       3,868
  Uruguay                                  --         --         --        133       1,195
  Other                                   245      1,164         --     55,390       8,178
CORPORATE SECURITIES                  433,995    790,874    224,744  1,328,326   4,415,971
  Eurobonds and Others                 41,537     44,099     32,978    327,736     399,411
  Bank Deposit Certificates           320,940    683,121     75,684    326,593   2,448,166
  Shares                                   --         --         --         --     231,009
  Debentures                           36,944     24,427    100,933    589,737     539,746
  Promissory Notes                         --         --         --      6,761      15,635
  Quotas of funds                          --         --         --         --     644,621
    Fixed income                           --         --         --         --     627,102
    Credit Right Funds                     --         --         --         --      17,519
    Other                                  --         --         --         --          --
  Securitized real estate loans            --     16,176     15,149     77,499     106,656
  Other                                34,574     23,051         --         --      30,727
PGBL/VGBL FUND QUOTAS                      --         --         --         --  11,047,183
                                    ---------  ---------  ---------  ---------  ----------
Total                               1,697,967  7,996,600  4,334,128  6,426,401  18,081,339
% per maturity term                       4.3%      20.1%      10.9%      16.1%
                                    ---------  ---------  ---------  ---------
Total - 03/31/2006                    881,553    901,079    410,639  2,828,349
% per maturity term                       4.9%       5.0%       2.3%      15.6%
                                    =========  =========  =========  =========

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

d)    Available-for-sale securities

                                                                                      03/31/2007
                                                         ----------------------------------------------------------------
                                                                       Adjustment
                                                                           to
                                                                      market value
                                                                          (in
                                                                     Stockholder's    Market
                                                            Cost        equity)       value       %      0 - 30   31 - 90
                                                         ----------  -------------  ----------  -----  ---------  -------
GOVERNMENT SECURITIES - DOMESTIC                          2,201,215       89,814     2,291,029   13.2    138,124   28,917
  Financial Treasury Bills                                1,020,576        1,055     1,021,631    5.9     87,104   26,920
  National Treasury Bills                                   239,996          286       240,282    1.4     49,976       --
  National Treasury Notes                                   702,366       82,549       784,915    4.5      1,044    1,997
  National Treasury/Securitization                           94,260        4,087        98,347    0.6         --       --
  Brazilian External Debt Bonds                             144,017        1,837       145,854    0.8         --       --
  Other                                                          --           --            --     --         --       --
GOVERNMENT SECURITIES - ABROAD                            5,345,021      (12,482)    5,332,539   30.6     14,483   23,284
  Austria                                                 2,745,365      (13,340)    2,732,025   15.7         --       --
  Korea                                                   1,228,639        7,412     1,236,051    7.1         --       --
  Spain                                                     498,477       (7,199)      491,278    2.8     10,921       --
  Portugal                                                  254,717          328       255,045    1.5         --    1,387
  Chile                                                     229,343          751       230,094    1.3      3,501   12,980
  Denmark                                                   110,802         (335)      110,467    0.6         --       --
  Argentina                                                 102,022           --       102,022    0.6         --       --
    Central Bank                                             91,714           --        91,714    0.5         --       --
    National Treasury                                        10,308           --        10,308    0.1         --       --
  Uruguay                                                    85,553           (1)       85,552    0.5         61    8,917
  Other                                                      90,103          (98)       90,005    0.5         --       --
CORPORATE SECURITIES                                      9,621,128      128,068     9,749,196   56.2  2,281,637  830,749
  Eurobonds and Others                                    4,922,036       92,761     5,014,797   29.0    596,256  395,499
  Bank Deposit Certificates                                 486,253           (1)      486,252    2.8     42,794    3,009
  Shares in publicly-traded companies                       552,127        7,696       559,823    3.2    559,823       --
  Debentures                                              1,747,289        8,489     1,755,778   10.1     28,107   46,186
  Promissory Notes                                          497,637         (108)      497,529    2.9     71,549  377,678
  Quotas of funds                                           978,184        2,371       980,555      6    980,555       --
    Fixed income                                              3,716           --         3,716     --      3,716       --
    Credit Right Funds                                      874,200           --       874,200    5.0    874,200       --
    Other                                                   100,268        2,371       102,639    0.6    102,639       --
  Securitized real estate loans                             431,900       16,860       448,760    2.6         73    8,372
  Other                                                       5,702           --         5,702     --      2,480        5
                                                         ----------      -------    ----------  -----  ---------  -------
TOTAL                                                    17,167,364      205,400    17,372,764  100.0  2,434,244  882,950
  Adjustment of securities reclassified in prior
    years to held-to-maturity securities                                  26,125
  Deferred taxes                                                         (78,140)                           14.0%     5.1%
  Minority interest in subsidiaries                                       (2,953)
  Adjustment of securities of unconsolidated
    affiliates                                                            38,061
ADJUSTMENT TO MARKET VALUE - SECURITIES - 03/31/2006                     188,493
                                                         ----------      -------    ----------  -----  ---------  -------
TOTAL - 03/31/2006                                       12,075,114      496,423    12,571,537         2,515,286  771,165
  Adjustment of securities reclassified in prior years
    to held-to-maturity securities                                        16,783
  Deferred taxes                                                        (176,113)                           20.1%     6.1%
  Minority interest in subsidiaries                                      (10,818)
  Adjustment of securities of unconsolidated affiliates                   12,621
ADJUSTMENT TO MARKET VALUE - SECURITIES - 03/31/2006                     338,896

                                                                          03/31/2007                 03/31/2006
                                                         ------------------------------------------  ----------
                                                                                             Over      Market
                                                          91 - 180  181 - 365  366 - 720   720 days    value
                                                         ---------  ---------  ---------  ---------  ----------
GOVERNMENT SECURITIES - DOMESTIC                           125,801    453,301    213,927  1,330,959   3,583,715
  Financial Treasury Bills                                  25,923    320,738    201,212    359,734   1,155,895
  National Treasury Bills                                   97,129     93,107         70         --     670,741
  National Treasury Notes                                    1,078      5,039      9,259    766,498   1,166,248
  National Treasury/Securitization                              36      1,635      3,386     93,290      73,287
  Brazilian External Debt Bonds                              1,635     32,782         --    111,437     490,459
  Other                                                         --         --         --         --      27,085
GOVERNMENT SECURITIES - ABROAD                             280,516  3,338,062  1,270,051    406,143     423,551
  Austria                                                  223,079  2,289,622    219,324         --          --
  Korea                                                         --    602,853    633,198         --          --
  Spain                                                         --    213,700    266,657         --          --
  Portugal                                                   6,165         --         --    247,493     346,326
  Chile                                                     30,605     48,394    114,889     19,725          --
  Denmark                                                       --    110,467         --         --          --
  Argentina                                                     --     50,608     30,813     20,601      77,225
    Central Bank                                                --     50,608     30,813     10,293      58,480
    National Treasury                                           --         --         --     10,308      18,745
  Uruguay                                                   19,962     22,418      5,170     29,024          --
  Other                                                        705         --         --     89,300          --
CORPORATE SECURITIES                                     1,020,668  1,176,751  1,075,210  3,364,181   8,564,271
  Eurobonds and Others                                     834,995    562,451    658,362  1,967,234   4,015,549
  Bank Deposit Certificates                                     --    436,966         --      3,483     635,592
  Shares in publicly-traded companies                           --         --         --         --   1,055,361
  Debentures                                               136,709    176,900    280,328  1,087,548     923,593
  Promissory Notes                                          46,387         --         --      1,915     449,087
  Quotas of funds                                               --         --         --         --   1,015,741
    Fixed income                                                --         --         --         --       3,604
    Credit Right Funds                                          --         --         --         --     914,085
    Other                                                       --         --         --         --      98,052
  Securitized real estate loans                              2,577        419    136,520    300,799     397,270
  Other                                                         --         15         --      3,202      72,078
                                                         ---------  ---------  ---------  ---------  ----------
TOTAL                                                    1,426,985  4,968,114  2,559,188  5,101,283  12,571,537
  Adjustment of securities reclassified in prior
    years to held-to-maturity securities
  Deferred taxes                                               8.2%      28.6%      14.7%      29.4%
  Minority interest in subsidiaries
  Adjustment of securities of unconsolidated
    affiliates
ADJUSTMENT TO MARKET VALUE - SECURITIES - 03/31/2006
                                                         ---------  ---------  ---------  ---------
TOTAL - 03/31/2006                                         718,687  2,177,667  1,439,105  4,949,627
  Adjustment of securities reclassified in prior years
    to held-to-maturity securities
  Deferred taxes                                               5.7%      17.3%      11.4%      39.4%
  Minority interest in subsidiaries
  Adjustment of securities of unconsolidated affiliates
ADJUSTMENT TO MARKET VALUE - SECURITIES - 03/31/2006

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

e)    Held-to-maturity securities

      See below the composition of the portfolio of held-to-maturity securities by type, stated at cost by maturity term. In the carrying value, not considered in results, the amount of R$ 26,125 (R$ 16,783 at 03/31/2006) is included at 03/31/2007, relating to the market adjustment of the reclassified securities at 12/31/2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 194,802 (R$ 186,311 at 03/31/2006).

                                                                           03/31/2007                                    03/31/2006
                                          ----------------------------------------------------------------------------  -----------
                                                                                                              Over 720
                                             Cost      %    0 - 30  31 - 90  91 - 180  181 - 365  366 - 720     days        Cost
                                          ---------  -----  ------  -------  --------  ---------  ---------  ---------  -----------
GOVERNMENT SECURITIES - DOMESTIC          1,186,990   77.1   9,888       --    31,619     87,420    209,300    848,763    1,422,005
  National Treasury Notes (1)               762,286   49.5      --       --    10,506      9,998    186,446    555,336      749,429
  National Treasury Notes - M (2)            48,187    3.1   9,888       --        --      9,759     19,145      9,395       71,744
  Brazilian External Debt Bonds             376,517   24.5      --       --    21,113     67,663      3,709    284,032      600,832
GOVERNMENT SECURITIES - ABROAD - Uruguay     19,032    1.2      --       --       171         --         --     18,861       19,874
CORPORATE SECURITIES                        332,120   21.7   6,087      359     2,965        989      8,591    313,129      371,329
  Eurobonds and Others                      251,936   16.3      78       --     2,443         --         --    249,415      280,940
  Debentures (1)                             65,785    4.3     182      359       522        989      8,591     55,142       76,230
  Quotas of funds - Other                     5,823    0.4   5,823       --        --         --         --         --        4,872
  Securitized real estate loans (1)           8,572    0.7      --       --        --         --         --      8,572        9,287
  Other                                           4     --       4       --        --         --         --         --           --
                                          ---------  -----  ------   ------    ------     ------    -------  ---------    ---------
TOTAL                                     1,538,142  100.0  15,975      359    34,755     88,409    217,891  1,180,753    1,813,208
% per maturity term                                            1.0%     0.0%      2.3%       5.7%      14.2%      76.8%
                                          ---------  -----  ------   ------    ------     ------    -------  ---------
TOTAL - 03/31/2006                        1,813,208         19,684   16,970     5,484     51,935    124,791  1,594,344
% per maturity term                                            1.1%     0.9%      0.3%       2.9%       6.9%      87.9%
                                          =========         ======   ======    ======     ======    =======  =========

(1) Includes investment of Itau Previdencia e Seguros S.A. in the amount of R$724,572 (R$ 584,347 at 03/31/2006).

(2)   Refers to securities issued in nominative and non-disposable way.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

f)    Derivative financial instruments

                                                                                       03/31/2007
                                 -------------------------------------------------------------------------------------------
                                               Adjustment to
                                             market value (in    Market
                                    Cost         results)         value      %      0 - 30     31 - 90   91 - 180  181 - 365
                                 ----------  ----------------  ----------  -----  ----------  ---------  --------  ---------
ASSETS
  Option premiums                   441,300        79,596         520,896   13.3     112,921    236,004    17,362   144,326
  Forwards                          682,075            25         682,100   17.4     167,782    163,812   111,821   125,355
  Swaps - difference receivable     918,633       290,160       1,208,793   30.9      94,237     58,988   158,424   158,487
  Others (*)                      1,471,069        31,864       1,502,933   38.4   1,050,078    111,322    99,323    77,354
                                 ----------      --------      ----------  -----  ----------  ---------  --------  --------
TOTAL                             3,513,077       401,645       3,914,722  100.0   1,425,018    570,126   386,930   505,522
% per maturity term                                                                     36.4%      14.6%      9.9%     12.9%
                                 ----------      --------      ----------  -----  ----------  ---------  --------  --------
TOTAL - 03/31/2006                3,137,758       277,373       3,415,131          1,083,639    740,489   353,133   553,649
% per maturity term                                                                     31.8%      21.7%     10.3%     16.2%
                                 ----------      --------      ----------  -----  ----------  ---------  --------  --------
LIABILITIES
  Futures                           (56,906)         (600)        (57,506)   1.7      (8,088)   (34,761)  (12,655)   (8,097)
  Option premiums                  (340,984)      (40,720)       (381,704)  11.5     (98,916)   (81,889)  (32,943) (146,835)
  Forwards                         (131,313)            1        (131,312)   3.9     (14,966)      (594)     (963)   (1,575)
  Swaps - difference payable       (753,712)     (147,171)       (900,883)  27.1     (74,331)   (80,844) (125,206) (195,679)
  Others (*)                     (1,823,389)      (37,475)     (1,860,864)  55.8  (1,077,569)  (160,650) (184,718) (211,180)
                                 ----------      --------      ----------  -----  ----------  ---------  --------  --------
TOTAL                            (3,106,304)     (225,965)     (3,332,269) 100.0  (1,273,870)  (358,738) (356,485) (563,366)
% per maturity term                                                                     38.2%      10.8%     10.7%     16.9%
                                 ----------      --------      ----------  -----  ----------  ---------  --------  --------
TOTAL - 03/31/2006               (2,042,431)     (247,702)     (2,290,133)          (872,927)  (403,906) (168,755) (412,908)
% per maturity term                                                                     38.2%      17.6%      7.4%     18.0%

                                        03/31/2007          03/31/2006
                                 ------------------------  ------------
                                 366 - 720  Over 720 days  Market value
                                 ---------  -------------  ------------
ASSETS
  Option premiums                   7,726        2,557         460,041
  Forwards                             97      113,233         347,386
  Swaps - difference receivable   276,481      462,176       1,421,639
  Others (*)                      103,364       61,492       1,186,065
                                 --------     --------      ----------
TOTAL                             387,668      639,458       3,415,131
% per maturity term                   9.9%        16.3%
                                 --------     --------
TOTAL - 03/31/2006                195,034      489,187
% per maturity term                   5.7%        14.3%
                                 --------     --------
LIABILITIES
  Futures                           5,936          159              --
  Option premiums                 (19,861)      (1,260)       (295,166)
  Forwards                           (159)    (113,055)             --
  Swaps - difference payable     (116,199)    (308,624)       (891,273)
  Others (*)                     (193,170)     (33,577)     (1,103,694)
                                 --------     --------      ----------
TOTAL                            (323,453)    (456,357)     (2,290,133)
% per maturity term                   9.7%        13.7%
                                 --------     --------
TOTAL - 03/31/2006               (142,782)    (288,855)
% per maturity term                   6.2%        12.6%

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forwards (NDFs).

At March 31, 2007, ITAU HOLDING recorded at market value swap contracts, involving foreign currency, interbank market, and indices, totaling R$ 22,618 (R$ 65,834 at 03/31/2006) in assets, distributed as follows: up to 30 days, R$ 55 from 31 to 180 days at 03/31/2006, R$ 53 from 181 to 365 days at 03/31/2006 and R$ 65,726 over 365 days at 03/31/2006. Liability position amounted to R$ 66,011 (R$ 32,996 at 03/31/2006), distributed as follows: R$ 65,989 up to 30 days and R$ 22 over 365 days (R$ 32,996 at 03/31/2006).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates and assets prices and credit, aiming to hedge the Bank against default by the counter party. Accordingly, ITAU HOLDING and its subsidiaries are fully involved in the derivative markets for meeting the growing needs of its clients, as well as carrying out its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for three basic purposes:

o Risk Market Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;

o Trading - to serve as instruments for the bank to assume proprietary and risk management positions of the derivatives traded with large clients; and

o Credit protection - to provide insurance against losses related to loan operations.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Brazilian Mercantile and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturity or currency mismatches between their obligations and the resources used to fund them. ITAU HOLDING carries out transactions overseas with futures, forwards, options and swaps and credits, with registration mainly in the Chicago, New York and London Exchanges.

The main risk factors of the derivatives, assumed by ITAU HOLDING at March 31, 2007, were related to the foreign exchange rate, interest rate, U.S. dollar coupon and Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Bank, with the use of transactions involving derivatives, has been able to maximize the risk-return ratios, even under high volatile situations.

The Bank carries out operations involving credit derivatives for the following purposes: a) reducing or eliminating its exposure to specific risks from the assets of its balance sheet based on the concept of credit portfolio management; and b) assuming risk positions by way of hedging purchases or sales based on the trading concept.

The operations carried out for credit portfolio management reduce the specific risks of the counterpart in default, transferring these risks, totally or partially, to the institution that sells the hedge. Such risks are daily monitored in view of the credit limits established for each counterpart, thus ensuring that they are properly managed.

The operations carried out for trading purposes are daily controlled by way of sophisticated pricing and risk measurement models.

Under regular conditions, the exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

o     Futures and Forward Contracts: quotes on the exchanges;

o Swaps: the cash flow of each part is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the government securities for Brazilian transactions, and on the international exchange prices for transactions carried out abroad.

o Options: statistical models that take over the volatility behavior of the asset object, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

o Credit: Pricing model involving a payment flow in the case of no event, and in the case of event, the notional amount is paid in exchange for unsettled securities.

These financial instruments have their notional values recorded in memorandum accounts and adjustments/premiums are recorded in balance sheet accounts.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

                                                                                Balance
                                                                                 Sheet
                                                                                Account
                                                                              Receivable    Adjustment
                                                                             / (Received)    to market
                                                       Memorandum Account     (Payable)/       value
                                                         Notional Value          Paid      (in results)        Market value
                                                   ------------------------  ------------  ------------  ------------------------
                                                    03/31/2007   03/31/2006   03/31/2007    03/31/2007    03/31/2007   03/31/2006
                                                   -----------  -----------   ----------    ----------   -----------  -----------
Futures                                            295,278,907  478,116,366     (56,906)          (600)      (57,506)      15,493
  Purchase commitments                             143,871,196  277,819,138      27,981          1,759        29,740      (35,860)
    Foreign currency                                20,776,992    6,069,552       2,363             54         2,417      (27,327)
    Interbank market                                71,829,652   56,112,508      16,111            778        16,889        1,932
    Fixed rates                                     31,996,596  208,204,770          --             --            --           --
    Indices                                         17,851,369    6,917,349       9,105          1,414        10,519      (10,460)
    Other                                            1,416,587      514,959         402           (487)          (85)          (5)
  Commitments to sell                              151,407,711  200,297,228     (84,887)        (2,359)      (87,246)      51,353
    Foreign currency                                11,093,810    4,843,290     (16,625)          (549)      (17,174)      19,587
    Interbank market                               116,822,850   28,273,420     (15,123)          (821)      (15,944)      (3,176)
    Fixed rates                                      1,883,894  156,458,564          --             --            --           --
    Indices                                         20,104,955    9,791,503     (53,025)        (1,375)      (54,400)      34,908
    Other                                            1,502,202      930,451        (114)           386           272           34
Swap                                                                            164,921        142,989       307,910      530,366
  Asset position                                    64,480,952   44,025,282     918,633        290,160     1,208,793    1,421,639
    Foreign currency                                 9,502,902    7,831,522      25,482         (6,253)       19,229       26,621
    Interbank market                                15,496,242   17,261,341     744,853         39,651       784,504    1,081,223
    Fixed rates                                     25,268,776    5,227,456      97,670         75,597       173,267      269,878
    Indices                                         14,133,272   13,662,846      45,828        177,942       223,770       33,899
    Other                                               79,760       42,117       4,800          3,223         8,023       10,018
  Liability position                                64,316,031   43,434,920    (753,712)      (147,171)     (900,883)    (891,273)
    Foreign currency                                 8,723,493    7,826,156    (108,522)        16,148       (92,374)    (253,936)
    Interbank market                                18,523,799   22,286,476    (499,139)        27,513      (471,626)    (377,088)
    Fixed rates                                      6,409,493    4,580,449     (94,087)       (20,624)     (114,711)     (46,504)
    Indices                                         30,314,757    8,693,028     (27,800)      (177,449)     (205,249)    (195,904)
    Other                                              344,489       48,811     (24,164)         7,241       (16,923)     (17,841)
Option                                             142,597,139   96,510,473     100,316         38,876       139,192      164,875
  Purchase commitments - long position              66,764,028   11,506,566     152,228         (9,947)      142,281      167,178
    Foreign currency                                 8,133,288   10,561,947      71,052        (27,265)       43,787      126,935
    Fixed rates                                     27,758,572           --       1,036           (975)           61           --
    Indices                                         29,175,210      308,432      30,057         (7,685)       22,372        6,999
    Securities                                       1,571,148      277,826      42,925         21,004        63,929       31,787
    Other                                              125,810      358,361       7,158          4,974        12,132        1,457
  Commitments to sell - long position               18,406,564   36,293,561     289,072         89,543       378,615      292,863
    Foreign currency                                 5,323,885    3,122,639      31,316         (8,474)       22,842       72,696
    Interbank market                                   214,242           --          --            107           107           --
    Fixed rates                                             --    1,054,048          --             --            --        4,036
    Indices                                         10,887,428   29,981,826      30,149         97,499       127,648       86,951
    Securities                                       1,151,051      718,990     214,099          6,469       220,568      111,581
    Other                                              829,958    1,416,058      13,508         (6,058)        7,450       17,599
  Purchase commitments - short position             39,088,550   29,842,052    (234,796)        33,609      (201,187)    (231,278)
    Foreign currency                                 6,690,367   14,114,098     (81,903)        42,325       (39,578)    (177,984)
    Fixed rates                                     15,556,293          233      (1,247)           411          (836)          --
    Indices                                         14,027,416   14,980,000     (43,436)        19,896       (23,540)     (12,673)
    Securities                                       2,253,604      516,623    (100,093)       (19,545)     (119,638)     (40,182)
    Other                                              560,870      231,098      (8,117)        (9,478)      (17,595)        (439)
  Commitments to sell - short position              18,337,997   18,868,294    (106,188)       (74,329)     (180,517)     (63,888)
    Foreign currency                                 8,768,570    2,731,993     (65,079)         8,310       (56,769)     (25,987)
    Interbank market                                   214,242           --          --            (11)          (11)          --
    Fixed rates                                             --    1,695,742          --             --            --       (2,947)
    Indices                                          7,414,582   13,166,601     (17,207)       (99,033)     (116,240)     (21,050)
    Securities                                       1,064,322      169,857     (18,520)        12,481        (6,039)      (1,888)
    Other                                              876,281    1,104,101      (5,382)         3,924        (1,458)     (12,016)
Forwards                                                                        550,762             26       550,788      347,386
  Purchase receivable                                                            50,041             (4)       50,037           --
  Purchase payable                                                              (53,477)          (264)      (53,741)          --
  Sales receivable                                                              632,034             29       632,063      347,386
    Securities                                                                  616,549             97       616,646      347,386
    Other                                                                        15,485            (68)       15,417           --
  Sales deliverable                                                             (77,836)           265       (77,571)          --
Other derivative financial instruments (*)          30,440,508   13,837,014    (352,320)        (5,611)     (357,931)      82,371
  Asset position                                    15,370,641    8,507,522   1,471,069         31,864     1,502,933    1,186,065
  Liability position                                15,069,867    5,329,492  (1,823,389)       (37,475)   (1,860,864)  (1,103,694)
                                                                   WEIGHTED   3,513,077        401,645     3,914,722    3,415,131
                                                                LIABILITIES  (3,106,304)      (225,965)   (3,332,269)  (2,290,133)
                                                                      TOTAL     406,773        175,680       582,453    1,124,998
Derivative contracts mature as follows (in days):
                    Clearing                            0 - 30     31 - 180   181 - 365       Over 365    03/31/2007   03/31/2006
                     Futures                       137,076,005   84,006,279  38,042,953     36,153,670   295,278,907  478,116,366
                      Swaps                         22,889,818   12,093,916   9,016,124     19,562,461    63,562,319   42,805,063
                     Options                        52,070,031   36,379,423  46,509,473      7,638,212   142,597,139   96,510,473
                      Other                          4,303,132   8,781,028    6,029,484     11,326,864    30,440,508   13,837,014

(*) Basically includes Forwards Agreements, Forward Rate Agreements (FRAs) and Non Deliverable Forwards (NDFs).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional value per trading location (organized or over-the-counter market) and counterparties:

                                                       03/31/2007
                           -----------------------------------------------------------------
                             Futures        Swaps       Options        Other       Total        03/31/2006
                           -----------   ----------   -----------   ----------   -----------   -----------
BM&F/Bovespa               238,406,263    7,414,291    69,594,099    6,697,577   322,112,230   192,997,942
Over-the-counter market     56,872,644   56,148,028    73,003,040   23,742,931   209,766,643   438,270,974
  Financial institutions    56,872,644   35,745,104    61,425,138   13,813,784   167,856,670   417,701,725
  Companies                         --   19,374,447    11,577,902    9,913,645    40,865,994    20,262,100
  Individuals                       --    1,028,477            --       15,502     1,043,979       307,149
TOTAL                      295,278,907   63,562,319   142,597,139   30,440,508   531,878,873   631,268,916
                           -----------   ----------   -----------   ----------   -----------   -----------
TOTAL - 03/31/2006         478,116,366   42,805,063    96,510,473   13,837,014   631,268,916
                           ===========   ==========   ===========   ==========   ===========

Credit derivatives

                                                                                       Effect on the
                                                                                    calculation of the
                                                           Credit risk amount       required net equity
                                                        -----------------------   -----------------------
                                                        03/31/2007   03/31/2006   03/31/2007   03/31/2006
                                                        ----------   ----------   ----------   ----------
Transferred                                             (1,701,282)   (146,134)    (187,141)    (16,075)
  Credit swaps whose underlying assets are:
    Securities                                          (1,475,175)   (146,134)    (162,269)    (16,075)
    Derivatives with companies                             (59,880)         --       (6,587)         --
  Total return rate swap whose underlying assets are:
    Securities                                            (153,780)         --      (16,916)         --
    Derivatives with companies                             (12,447)         --       (1,369)         --
Received                                                 4,409,260     826,017      147,660      21,281
  Credit swaps whose underlying assets are:
    Securities                                           4,289,260     706,517      134,460       8,136
    Derivatives with companies                             120,000     119,500       13,200      13,145
TOTAL                                                    2,707,978     679,883      (39,481)      5,206

The market value of the credit derivative operations described above, recorded in assets, totals R$ 47,607 (R$ 23,150 at 03/31/2006), and in liabilities, R$ 61,745 (R$ 15,576 at 03/31/2006). During the year, there was no occurrence of a credit event as provided for in the agreements.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

g)    Changes in adjustment to market value for the period

                                                                 01/01 to     01/01 to
                                                                03/31/2007   03/31/2006
                                                                ----------   ----------
Opening balance                                                   311,248      247,765
Adjustments with impacts on:
  Net income                                                      128,287      (55,986)
                                                                  -------     --------
    Trading securities and additional provision                   (24,948)      46,136
    Derivative financial instruments (assets and liabilities)     153,235     (102,122)
  Stockholders' equity                                             30,256       61,858
Write-offs due to permanent losses                                 28,814           --
Closing balance                                                   498,605      253,637
Adjustment to market value                                        498,605      253,637
                                                                  -------     --------
  Trading securities                                              117,525        7,543
  Available-for-sale securities                                   205,400      496,423
  Derivative financial instruments (assets and liabilities)       175,680       29,671
  Additional provision (*)                                             --     (280,000)

(*) Aims at covering risks of current and future fluctuation in the prices, considering highly volatile scenarios.

For a better understanding, the following table shows the change in the additional provision for securities and the unrealized gain of available-for-sale securities and held-to-maturity securities:

                                                                    03/31/2007   03/31/2006
                                                                    ----------   -----------
Additional provision                                                       --      280,000
Adjustment to available-for-sale securities- Stockholders' equity     205,400      496,423
Adjustment to held-to-maturity securities (*)                         220,927      203,094
                                                                      -------      -------
Total unrealized gain                                                 426,327      979,517
                                                                      =======      =======

(*)   At 03/31/2007 includes the amount of R$ 26,125 (R$ 16,783 at 03/31/2006)
      regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in net income.

h)    Realized and unrealized gain of securities portfolio

                                                    01/01 to      1/01 to
                                                   03/31/2007   03/31/2006
                                                   ----------   ----------
Gain (loss) - trading securities                     52,025       64,957
Gain (loss) - available-for-sale securities          53,717       57,040
Total of realized gain                              105,742      121,997
                                                    -------      -------
Adjustment to market value of trading securities    (24,948)     (43,864)
                                                    -------      -------
Total                                                80,794       78,133
                                                    =======      =======

i) Reclassification of securities (article 5 of BACEN Circular Letter 3068, of November 8, 2001)

      The management's Financial Risk Management Committee sets forth guidelines to classify securities.

      The classification of the current portfolio of securities, as well as of the securities purchased in the period, are periodically and systematically evaluated based on such guidelines.

      No reclassification or changes to the current guidelines were carried out in the period.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 7 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a)    Composition of the portfolio with credit granting characteristics

I) Per type and risk levels

                                                                          03/31/2007
                                           ------------------------------------------------------------------------
             Risk levels                       AA            A            B           C           D           E
----------------------------------------   ----------   ----------   ----------   ---------   ---------   ---------
Loan operations                            14,720,353   24,646,265   12,159,583   2,997,590   2,152,559   1,780,838
  Loans and discounted trade receivables    7,539,923   13,626,262    8,719,619   2,072,513   1,777,692   1,531,155
  Financing                                 4,581,610    8,367,824    1,969,728     678,210     221,550      92,460
  Farming and agribusiness industries       1,499,409      938,744      548,149      63,939      79,346     105,535
  Real estate financing                     1,099,411    1,713,435      922,087     182,928      73,971      51,688
Lease operations                              588,116   14,157,678    1,997,177     697,921     242,209      44,375
Credit card operations                             --    1,940,312    4,605,330     686,689     602,374     381,051
Advances on exchange contracts (1)            170,560      378,549      416,765     159,817      39,330       8,515
Other sundry receivables (2)                   47,621       45,348       26,691      49,683      10,041         117
Total operations with credit granting
  characteristics                          15,526,650   41,168,152   19,205,546   4,591,700   3,046,513   2,214,896
                                           ----------   ----------   ----------   ---------   ---------   ---------
Endorsements and sureties (3)
Total with endorsements and sureties       15,526,650   41,168,152   19,205,546   4,591,700   3,046,513   2,214,896
                                           ----------   ----------   ----------   ---------   ---------   ---------
TOTAL - 03/31/2006                         10,722,217   29,607,359   13,119,951   3,346,587   2,454,047   1,815,727
                                           ==========   ==========   ==========   =========   =========   =========

                                                             03/31/2007                    03/31/2006
                                           ---------------------------------------------   ----------
             Risk levels                       F          G          H          Total         Total
----------------------------------------   ---------   -------   ---------   -----------   ----------
Loan operations                            1,620,742   406,380   2,439,022    62,923,332   46,035,702
  Loans and discounted trade receivables   1,478,261   332,449   1,986,494    39,064,368   28,019,370
  Financing                                   94,201    49,607     297,509    16,352,699   13,473,084
  Farming and agribusiness industries          3,962     4,280      14,494     3,257,858    2,639,608
  Real estate financing                       44,318    20,044     140,525     4,248,407    1,903,640
Lease operations                              36,755    25,880     222,021    18,012,132    9,621,403
Credit card operations                       157,203    85,340     386,914     8,845,213    6,964,686
Advances on exchange contracts (1)             5,275     5,120      25,263     1,209,194    1,234,826
Other sundry receivables (2)                   1,429       738       8,570       190,238      112,511
Total operations with credit granting
  characteristics                          1,821,404   523,458   3,081,790    91,180,109   63,969,128
                                           ---------   -------   ---------   -----------   ----------
Endorsements and sureties (3)                                                  9,890,405    8,076,854
Total with endorsements and sureties       1,821,404   523,458   3,081,790   101,070,514   72,045,982
                                           ---------   -------   ---------   -----------   ----------
TOTAL - 03/31/2006                         1,558,128   418,383     926,729    63,969,128
                                           =========   =======   =========   ===========

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities - Foreign Exchange Portfolio/ Other Credits (Note 2a).

(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.

(3)   Recorded in Memorandum Accounts.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

II) Per maturity and risk level

                                                           03/31/2007
                           -------------------------------------------------------------------------
                               AA            A            B           C           D           E
                           ----------   ----------   ----------   ---------   ---------   ----------
                                                        NON-ACCRUAL (1) (2)
                           -------------------------------------------------------------------------
Falling due installments           --           --    1,313,984     808,910     412,256      361,803
  01 to 30                         --           --       62,867      41,466      27,920       27,006
  31 to 60                         --           --       71,732      42,636      24,492       22,932
  61 to 90                         --           --       52,329      32,765      21,425       18,108
  91 to 180                        --           --      152,588      95,842      59,589       50,590
  181 to 365                       --           --      274,149     178,387      93,129       82,336
  Over 365                         --           --      700,319     417,814     185,701      160,831
Overdue installments               --           --      191,277     278,471     408,986      361,498
  01 to 14                         --           --        9,025      23,151      11,863        9,016
  15 to 30                         --           --      182,252      58,751     101,314       52,570
  31 to 60                         --           --           --     196,569     119,561       67,538
  61 to 90                         --           --           --          --     176,248       61,774
  91 to 180                        --           --           --          --          --      170,600
  181 to 365                       --           --           --          --          --           --
  Over 365                         --           --           --          --          --           --
                           ----------   ----------   ----------   ---------   ---------   ----------
SUBTOTAL                           --           --    1,505,261   1,087,381     821,242      723,301
SPECIFIC ALLOWANCE                 --           --      (15,053)    (32,621)    (82,124)    (216,990)
                           ----------   ----------   ----------   ---------   ---------   ----------
SUBTOTAL - 03/31/2006              --           --      885,878     741,059     750,779      654,632
                           ==========   ==========   ==========   =========   =========   ==========
                                                       NORMAL SITUATION
                           -------------------------------------------------------------------------
Falling due installments   15,281,189   40,874,589   17,392,090   3,344,100   2,149,086    1,449,724
  01 to 30                  2,052,154    6,483,927    6,056,734   1,154,893     910,369      387,547
  31 to 60                  2,209,503    2,981,073    1,982,377     479,658     229,819       93,696
  61 to 90                  1,305,647    2,583,635    1,623,464     377,346     155,013       75,719
  91 to 180                 1,685,091    4,955,055    2,199,320     411,555     238,931      163,402
  181 to 365                1,988,951    6,248,521    1,981,063     364,964     258,835      248,858
  Over 365                  6,039,843   17,622,378    3,549,132     555,684     356,119      480,502
Overdue up to 14 days         245,461      293,563      308,195     160,219      76,185       41,871
                           ----------   ----------   ----------   ---------   ---------   ----------
SUBTOTAL                   15,526,650   41,168,152   17,700,285   3,504,319   2,225,271    1,491,595
GENERIC ALLOWANCE                  --     (205,841)    (177,003)   (105,130)   (222,527)    (447,479)
                           ----------   ----------   ----------   ---------   ---------   ----------
SUBTOTAL - 03/31/2006      10,722,217   29,607,359   12,234,073   2,605,528   1,703,268    1,161,095
                           ==========   ==========   ==========   =========   =========   ==========
TOTAL                      15,526,650   41,168,152   19,205,546   4,591,700   3,046,513    2,214,896
EXISTING ALLOWANCE                 --     (205,841)    (192,055)   (315,149)   (913,649)  (1,107,227)
  Minimum allowance
    required (3)                   --     (205,841)    (192,055)   (137,751)   (304,651)    (664,469)
  Additional
    allowance (4)                  --           --           --    (177,398)   (608,998)    (442,758)
                           ==========   ==========   ==========   =========   =========   ==========
TOTAL - 03/31/2006         10,722,217   29,607,359   13,119,951   3,346,587   2,454,047    1,815,727
EXISTING ALLOWANCE -
  03/31/2006                       --     (148,037)    (131,200)   (309,926)   (735,969)    (907,683)
  Minimum allowance
    required (3)                   --     (148,037)    (131,200)   (100,397)   (245,405)    (544,719)
  Additional
    allowance (4)                  --           --           --    (209,529)   (490,564)    (362,964)

                                              03/31/2007                     03/31/2006
                           -----------------------------------------------   ----------
                                F          G           H           Total        Total
                           ----------   --------   ----------   ----------   ----------
                                                NON-ACCRUAL (1) (2)
                           -----------------------------------------------   ----------
Falling due installments      561,406    187,024      671,309    4,316,692    2,780,318
  01 to 30                     33,955     10,786       45,804      249,804      165,100
  31 to 60                     30,035     12,787       51,706      256,320      139,200
  61 to 90                     23,690      9,239       29,703      187,259      124,832
  91 to 180                    69,078     26,974       82,760      537,421      354,497
  181 to 365                  121,836     43,918      147,572      941,327      591,115
  Over 365                    282,812     83,320      313,764    2,144,561    1,405,574
Overdue installments          398,880    268,911    1,680,494    3,588,517    2,147,781
  01 to 14                     13,890      4,904       17,863       89,712       64,627
  15 to 30                     41,077      9,242       42,977      488,183      401,723
  31 to 60                     59,085     17,384       68,865      529,002      412,736
  61 to 90                     65,402     21,610       60,705      385,739      319,127
  91 to 180                   219,426    215,771      463,127    1,068,924      587,237
  181 to 365                       --         --      984,008      984,008      300,218
  Over 365                         --         --       42,949       42,949       62,113
                           ----------   --------   ----------   ----------   ----------
SUBTOTAL                      960,286    455,935    2,351,803    7,905,209    4,928,099
SPECIFIC ALLOWANCE           (480,143)  (319,155)  (2,351,803)  (3,497,889)  (1,700,891)
                           ----------   --------   ----------   ----------   ----------
SUBTOTAL - 03/31/2006         766,532    380,504      748,715    4,928,099
                           ==========   ========   ==========   ==========
                                                  NORMAL SITUATION
                           ------------------------------------------------------------
Falling due installments      815,915     64,904      550,646   81,922,243   58,568,410
  01 to 30                    119,466     17,295      129,329   17,311,714   14,183,306
  31 to 60                     44,909      4,706       36,336    8,062,077    4,667,459
  61 to 90                     36,761      3,391       27,360    6,188,336    3,967,210
  91 to 180                    93,030      7,363       58,081    9,811,828    7,064,901
  181 to 365                  156,961     10,732       96,125   11,355,010    8,766,232
  Over 365                    364,788     21,417      203,415   29,193,278   19,919,302
Overdue up to 14 days          45,203      2,619      179,341    1,352,657      472,619
                           ----------   --------   ----------   ----------   ----------
SUBTOTAL                      861,118     67,523      729,987   83,274,900   59,041,029
GENERIC ALLOWANCE            (430,559)   (47,266)    (729,987)  (2,365,791)  (1,467,526)
                           ----------   --------   ----------   ----------   ----------
SUBTOTAL - 03/31/2006         791,596     37,879      178,014   59,041,029
                           ==========   ========   ==========   ==========
TOTAL                       1,821,404    523,458    3,081,790   91,180,109   63,969,128
EXISTING ALLOWANCE         (1,274,800)  (523,406)  (3,081,790)  (7,613,917)  (4,668,417)
  Minimum allowance
    required (3)             (910,702)  (366,421)  (3,081,790)  (5,863,680)  (3,168,417)
  Additional
    allowance (4)            (364,098)  (156,985)          --   (1,750,237)  (1,500,000)
                           ==========   ========   ==========   ==========   ==========
TOTAL - 03/31/2006          1,558,128    418,383      926,729   63,969,128
EXISTING ALLOWANCE -
  03/31/2006               (1,090,533)  (418,340)    (926,729)  (4,668,417)
  Minimum allowance
    required (3)             (779,063)  (292,867)    (926,729)  (3,168,417)
  Additional
    allowance (4)            (311,470)  (125,473)          --   (1,500,000)

(1) Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.

(2) The balance of non-accrual operations amount to R$ 4,559,103 (R$ 2,584,516 at 03/31/2006).

(3) The policy of not using the classification of level "AA" for very small, small and middle market companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by recording a provision upon the granting of the loan.

(4) According to BACEN's request, the additional allowance is classified into risk level to show the additional amounts determined through the use of statistical models for evaluating the portfolios in the event of stress in the economic scenario.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

III - By business sector

                                                       03/31/2007     %     03/31/2006     %
                                                       ----------   -----   ----------   -----
PUBLIC SECTOR                                             879,157     1.0    1,360,947     2.1
      Chemical and Petrochemical                          205,103     0.2      218,106     0.3
      Generation and distribution of electric energy      539,332     0.6    1,011,044     1.6
      Other                                               134,722     0.1      131,797     0.2
PRIVATE SECTOR                                         90,300,952    99.0   62,608,181    97.9
  CORPORATIONS                                         42,931,930    47.1   30,063,432    47.0
    INDUSTRY                                           16,140,392    17.7   11,973,802    18.7
      Food and beverages                                3,264,390     3.6    1,950,562     3.0
      Steel and metallurgy                              1,997,601     2.2    1,442,509     2.3
      Chemical and Petrochemical                        2,374,338     2.6    1,792,436     2.8
      Electrical and electronic                           924,640     1.0      671,840     1.1
      Paper and pulp                                      787,361     0.9      454,251     0.7
      Light and heavy vehicles                            336,123     0.4      484,726     0.8
      Textile and clothing                              1,188,470     1.3      710,883     1.1
      Mechanics                                           820,861     0.9      501,586     0.8
      Tobacco                                             305,679     0.3      543,601     0.8
      Fertilizers, insecticides and crop protection       856,001     0.9      773,109     1.2
      Autoparts and accessories                           615,096     0.7      463,852     0.7
      Construction material                               601,211     0.7      494,459     0.8
      Pharmaceuticals                                     319,040     0.3      290,441     0.5
      Wood and furniture                                  625,054     0.7      520,502     0.8
      Tractors and agribusiness machinery                 101,345     0.1      103,202     0.2
      Other                                             1,023,182     1.1      775,843     1.2
  COMMERCE                                              7,427,621     8.1    4,554,858     7.1
      Retail                                            5,596,153     6.1    3,721,069     5.8
      Wholesale                                         1,495,046     1.6      589,316     0.9
      Other                                               336,422     0.4      244,473     0.4
  SERVICES                                             13,219,648    14.5   10,031,362    15.7
      Telecommunications                                  715,364     0.8    1,119,509     1.8
      Generation and distribution of electric energy    1,491,737     1.6    1,800,930     2.8
      Financial                                         1,658,236     1.8    1,120,089     1.8
      Service companies                                 2,615,077     2.9    1,623,955     2.5
      Contractors and real estate agents                1,627,555     1.8      744,091     1.2
      Real estate financing (company)                     369,266     0.4      337,906     0.5
      Public services concessionaries                     419,715     0.5      409,542     0.6
      Transportation                                    1,303,820     1.4      815,776     1.3
      Communications                                      432,146     0.5       13,080     0.0
      Other                                             2,586,732     2.8    2,046,484     3.2
  PRIMARY SECTOR                                        4,996,410     5.5    2,912,239     4.6
      Mining                                            1,111,008     1.2      322,194     0.5
      Farming and livestock                             3,720,867     4.1    2,552,197     4.0
      Other                                               164,535     0.2       37,848     0.1
  OTHER                                                 1,147,859     1.3      591,171     0.9
INDIVIDUALS                                            47,369,022    52.0   32,544,749    50.9
      Credit cards                                      8,705,977     9.5    6,904,500    10.8
      Real estate financing                             2,828,999     3.1    1,565,734     2.4
      Consumer loans/vehicles/overdraft                35,834,046    39.3   24,074,515    37.6
TOTAL                                                  91,180,109   100.0   63,969,128   100.0

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

b)    Credit concentration

                                                             03/31/2007               03/31/2006
                                                        ----------------------  ----------------------
Loan, lease and other credit operations (*)               Risk      % of total     Risk     % of total
------------------------------------------------------  ----------  ----------  ----------  ----------
Largest debtor                                             839,899      0.8        548,998      0.8
20 largest debtors                                       7,593,204      7.5      7,812,808     10.8
50 largest debtors                                      13,410,822     13.3     13,060,579     18.1
100 largest debtors                                     18,662,880     18.5     17,800,480     24.7

                                                             03/31/2007               03/31/2006
Loan, lease and other credit operations and             ----------------------  ----------------------
securities of companies and financial institutions(*)     Risk      % of total     Risk     % of total
------------------------------------------------------  ----------  ----------  ----------  ----------
Largest debtor                                           1,283,347      1.1        785,174      0.9
20 largest debtors                                      12,973,540     11.1     11,382,048     13.3
50 largest debtors                                      20,746,389     17.8     19,447,366     22.8
100 largest debtors                                     28,278,011     24.2     25,981,237     30.4

(*)   The amounts include endorsements and sureties.

c)    Changes in allowance for loan losses

                                                          01/01 to     01/01 to
                                                         03/31/2007   03/31/2006
                                                        -----------  -----------
Opening balance                                         (7,430,684)  (4,107,176)
Balance arising from the acquisition of BKB operations
  in Chile and Uruguay                                    (131,077)          --
Net increase for the period                             (1,500,188)  (1,439,714)
Write-offs                                               1,448,032      878,473
Closing balance                                         (7,613,917)  (4,668,417)
  Specific allowance (1)                                (3,497,889)  (1,700,891)
  Generic allowance (2)                                 (2,365,791)  (1,467,526)
  Additional allowance (3)                              (1,750,237)  (1,500,000)

(1) Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.

(2) For operations not covered by the previous item due to the classification of the client or operation

(3) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Note: The specific and generic allowances reflect the effects of supplementary allowance totaling R$ 262,124 (R$ 256,442 at 03/31/2006) as it does not consider the option established by article 5 of CMN Resolution 2682, of 12/21/1999, amended by article 2 of CMN Resolution 2697, of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based only on the overdue amounts.

At March 31, 2007, the balance of the allowance for loan losses in relation to the loan portfolio is equivalent to 8.4% (7.3% at 03/31/2006).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

d)    Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

                                       01/01 to     01/01 to
                                      03/31/2007   03/31/2006
                                      ----------   ----------
Net increase for the period           (1,500,188)  (1,439,714)
Recoveries                               238,140      158,572
                                      ----------   ----------
  Renegotiation                           58,397       50,770
  Receipt                                179,743      107,802
Result of allowance for loan losses   (1,262,048)  (1,281,142)

II - Renegotiated credits

                                      03/31/2007   03/31/2006
                                      ----------   ----------
Renegotiated credits (*)               3,161,087    1,543,950
Allowance for loan losses             (1,771,669)    (614,653)
  (%)                                       56.0         39.8

(*) Some renegotiations of loans offer discounts to clients in the installments paid upon maturity. In the fourth quarter, we started to take into consideration all credit renegotiations, net of discounts, reducing Gross Income from Financial Operations by R$ 36,924, R$ 104,043 of which are related to the reduction in Income from Financial Operations - Loan, Lease and Other Credit Operations, and R$ 67,119 are related to Expense for Allowance for Loan Losses.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

e)    Credit assignments

      In March, credit assignments without joint liability were carried out, related to those operations with remote chances of recoverability, according to Management, which up to March 31, 2006 had been additionally written off to losses, as mentioned in Note 2b. This portfolio, in the amount of R$ 706,681, was realized for the amount of R$ 135,241, without any effects on the consolidated results, in accordance with the appraisal report, in conformity with CMN Resolution No. 2,836 of May 30, 2001.

      If the previously adopted procedure had been used, the amount of R$ 927,100 would have been written off in addition to losses, which would have decreased the portfolio balance and the related allowance by the same amount, without any effect on results.

f)    Restricted operations on assets

      We present below information related to the restricted operations on assets, realized in accordance with CMN Resolution No 2,921 of January 17, 2002.

                                                                                                       01/01 to
                                                                        03/31/2007                    03/31/2007
                                                      ----------------------------------------------  ----------
                                                                                                        Income
                                                      0 - 30  31 - 180  180 - 365  Over 365   Total   (Expenses)
                                                      ------  --------  ---------  --------  -------  ----------
Restricted operations on assets
  Loan operations                                     45,956   210,253    2,740     264,530  523,479     (4,410)
                                                      ------   -------    -----     -------  -------     ------
Liabilities - restricted operations on assets
  Foreign borrowings through securities               44,233   221,381       --     270,409  536,023      4,295
                                                      ------   -------    -----     -------  -------     ------
Net revenue from restricted operations                                                                     (115)
                                                                                                         ======

At March 31, 2007, there were no default operations.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

                                                                  03/31/2007   03/31/2006
                                                                  ----------   ----------
ASSETS - OTHER RECEIVABLES                                        23,157,002   13,839,962
  Exchange purchase pending settlement - foreign currency         11,503,502    7,449,232
  Bills of exchange and term documents - foreign currency                237        8,700
  Exchange sale rights - local currency                           11,896,750    6,528,088
  (-) Advances received - local currency                            (243,487)    (146,058)
LIABILITIES - OTHER LIABILITIES (Note 2a)                         23,473,537   14,032,433
  Exchange sales pending settlement - foreign currency            10,601,191    6,345,851
  Liabilities from purchase of foreign currency - local currency  12,870,068    7,684,458
  Other                                                                2,278        2,124
MEMORANDUM ACCOUNTS                                                  185,613       94,816
  Outstanding import credits - foreign currency                      156,621       79,701
  Confirmed export credits - foreign currency                         28,992       15,115

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a)    Summary

                                                                    03/31/2007                                     03/31/2006
                                      ----------------------------------------------------------------------   -----------------
                                         0-30        31-180       181-365     Over 365       Total        %       Total       %
                                      ----------   ----------   ----------   ----------   -----------   ----   ----------   ----
Deposits                              48,740,314    4,980,107    4,543,618    6,202,269    64,466,308   41.5   51,688,008   54.9
Deposits received under securities
  repurchase agreements               25,435,335    5,716,015    5,865,793   22,756,907    59,774,050   38.5   21,914,600   23.3
Funds from acceptance and issuance
  of securities                           89,896    1,218,079    2,958,973    3,564,000     7,830,948    5.0    6,714,429    7.1
Borrowings and onlendings                534,466    3,877,684    2,305,939    5,501,863    12,219,952    7.9    8,200,705    8.7
Securitization of foreign payment
  orders                                      --       94,588       62,796    1,198,894     1,356,278    0.9    1,168,970    1.2
Subordinated debts                            --       41,411    1,312,541    8,171,196     9,525,148    6.1    4,470,568    4.7
                                      ----------   ----------   ----------   ----------   -----------   ----   ----------   ----
TOTAL                                 74,800,011   15,927,884   17,049,660   47,395,129   155,172,684          94,157,280
% per maturity term                         48.2         10.3         11.0         30.5
                                      ----------   ----------   ----------   ----------   -----------
TOTAL - 03/31/2006                    42,939,985   10,395,999    7,369,496   33,451,800    94,157,280
% per maturity term                         45.6         11.1          7.8         35.5

b)    Deposits

                                                  03/31/2007                                   03/31/2006
                      ------------------------------------------------------------------   -----------------
                         0-30        31-180     181-365     Over 365      TOTAL       %       TOTAL       %
                      ----------   ---------   ---------   ---------   ----------   ----   ----------   ----
Demand deposits       16,859,101          --          --          --   16,859,101   26.1   11,329,599   21.9
Savings accounts      23,241,600          --          --          --   23,241,600   36.1   19,203,957   37.2
Interbank              1,448,298     762,116      77,082      19,382    2,306,878    3.6      800,458    1.5
Time deposits          6,080,525   4,217,991   4,466,536   6,182,887   20,947,939   32.5   20,003,018   38.7
Other deposits         1,110,790          --          --          --    1,110,790    1.7      350,976    0.7
                      ----------   ---------   ---------   ---------   ----------   ----   ----------   ----
TOTAL                 48,740,314   4,980,107   4,543,618   6,202,269   64,466,308          51,688,008
% per maturity term         75.7         7.7         7.0         9.6
                      ----------   ---------   ---------   ---------   ----------
TOTAL - 03/31/2006    36,176,941   5,126,609   4,302,008   6,082,450   51,688,008
% per maturity term         70.0         9.9         8.3        11.8

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

c)    Deposits received under securities repurchase agreements

                                                     03/31/2007                                   03/31/2006
                        -------------------------------------------------------------------   -----------------
                          0 - 30      31 - 180   181 - 365    Over 365       TOTAL       %       TOTAL       %
                        ----------   ---------   ---------   ----------   ----------   ----   ----------   ----
Own Portfolio            7,936,640   5,716,015   5,865,793   22,756,907   42,275,355   70.7   17,791,348   81.2
  Public securities         84,261      29,308          --       10,860      124,429    0.2      147,058    0.7
  Private securities            --          --          --       77,556       77,556    0.1      522,786    2.4
  Own issue              1,062,326   5,506,304   5,865,271   22,633,518   35,067,419   58.7   15,583,709   71.1
  Foreign                6,790,053     180,403         522       34,973    7,005,951   11.7    1,537,795    7.0
Third-party portfolio   14,098,158          --          --           --   14,098,158   23.6    4,123,252   18.8
Free portfolio           3,400,537          --          --           --    3,400,537    5.7           --     --
                        ----------   ---------   ---------   ----------   ----------   ----   ----------   ----
TOTAL                   25,435,335   5,716,015   5,865,793   22,756,907   59,774,050          21,914,600
% per maturity term           42.5         9.6         9.8         38.1
                        ----------   ---------   ---------   ----------   ----------
TOTAL - 03/31/2006       5,925,005   2,504,179   1,036,575   12,448,841   21,914,600
% per maturity term           27.0        11.4         4.7         56.9

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

d)    Funds from acceptance and issuance of securities

                                                             03/31/2007                                03/31/2006
                                   --------------------------------------------------------------   ----------------
                                     0-30      31-180     181-365     Over 365      TOTAL      %      TOTAL       %
                                   -------   ---------   ---------   ---------   ---------   ----   ---------   ----
MORTGAGE AND REAL ESTATE NOTES      18,797     324,058      27,706     594,557     965,118   12.3     201,141    3.0
DEBENTURES                              --     102,459   2,850,000          --   2,952,459   37.7   2,990,897   44.5
FOREIGN BORROWING THROUGH
  SECURITIES - Non Trade Related    71,099     791,562      81,267   2,969,443   3,913,371   50.0   3,522,391   52.5
  Issued in Brazil - Fixed Rate
    Notes                            2,330      10,193          --     411,957     424,480    5.5     464,834    6.9
  Issued abroad                     68,769     781,369      81,267   2,557,486   3,488,891   44.5   3,057,557   45.6
                                   -------   ---------   ---------   ---------   ---------   ----   ---------   ----
    Brazil Risk Note Programme      12,501       7,631      53,518     360,226     433,876    5.5   1,105,391   16.5
    Euro Certificates of
      Deposits                       7,231     145,097       5,055          --     157,383    2.0      69,787    1.0
    Euro Medium Term Note
      Programme                         --         267          --      14,353      14,620    0.2      15,490    0.2
    Euronotes                           --          --       1,756     236,433     238,189    3.0     245,670    3.7
    Fixed-rate notes                47,102     627,442      18,828   1,943,962   2,637,334   33.7   1,617,162   24.1
    Other                            1,935         932       2,110       2,512       7,489    0.1       4,057    0.1
                                   -------   ---------   ---------   ---------   ---------   ----   ---------   ----
TOTAL                               89,896   1,218,079   2,958,973   3,564,000   7,830,948          6,714,429
% per maturity term                    1.1        15.6        37.8        45.5
                                   -------   ---------   ---------   ---------   ---------
TOTAL - 03/31/2006                 105,490   1,118,176     431,307   5,059,456   6,714,429
% per maturity term                    1.6        16.7         6.4        75.3

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

e)    Borrowings and Onlendings

                                                             03/31/2007                                03/31/2006
                                  ---------------------------------------------------------------   ----------------
                                    0-30      31-180     181-365     Over 365      TOTAL       %      TOTAL      %
                                  -------   ---------   ---------   ---------   ----------   ----   ---------   ----
BORROWINGS                        395,933   3,224,812   1,588,970   1,662,364    6,872,079   56.2   4,014,910   49.0
  Domestic                        104,768     142,992       3,962       4,757      256,479    2.1     270,583    3.3
  Foreign (*)                     268,879   3,068,427   1,585,008   1,657,607    6,579,921   53.8   3,744,327   45.7
  Assumption of obligations        22,286      13,393          --          --       35,679    0.3          --     --
ONLENDINGS                        138,533     652,872     716,969   3,839,499    5,347,873   43.8   4,185,795   51.0
  Local onlendings - official
    institutions                  119,869     643,284     715,612   3,527,961    5,006,726     41   3,964,476   48
                                  -------   ---------   ---------   ---------   ----------   ----   ---------   ----
    BNDES                          68,369     331,542     362,342   1,767,207    2,529,460   20.7   2,510,434   30.6
    FINAME                         50,876     254,110     349,883   1,704,227    2,359,096   19.3   1,386,014   16.9
    Other                             624      57,632       3,387      56,527      118,170    1.0      68,028    0.8
  Foreign onlendings               18,664       9,588       1,357     311,538      341,147    2.8     221,319    2.7
                                  -------   ---------   ---------   ---------   ----------   ----   ---------   ----
TOTAL                             534,466   3,877,684   2,305,939   5,501,863   12,219,952          8,200,705
% per maturity term                   4.4        31.7        18.9        45.0
                                  -------   ---------   ---------   ---------   ----------
TOTAL - 03/31/2006                732,549   1,520,587   1,501,536   4,446,033    8,200,705
% per maturity term                   8.9        18.5        18.3        54.2

(*) Foreign borrowings are basically represented by investments in foreign exchange transactions related to export pre-financing and import financing.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

f)    Securitization of foreign payment orders

      Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

                                     03/31/2007                      03/31/2006
                      ----------------------------------------   -----------------
                      31-180   181-365    Over 365     Total       Total       %
                      ------   -------   ---------   ---------   ---------   -----
TOTAL                 94,588    62,796   1,198,894   1,356,278   1,168,970   100.0
% per maturity term      7.0       4.6        88.4
                      ------    ------   ---------   ---------
TOTAL - 03/31/2006    73,681    97,795     997,494   1,168,970
% per maturity term      6.3       8.4        85.3

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

g)    Subordinated debt

      Funds obtained through issuance of subordinated debt securities, in accordance with the conditions determined by CMN Resolution 2,837 of 05/30/2001, are as follows:

                                                     03/31/2007                          03/31/2006
                                  -------------------------------------------------   ----------------
                                  31-180    181-365     Over 365     Total       %      Total       %
                                  ------   ---------   ---------   ---------   ----   ---------   ----
CDB (1)                           29,242   1,312,246   5,858,139   7,199,627   75.6   2,041,020   45.7
Debentures (2)                     3,862          --     600,000     603,862    6.3     604,787   13.5
Euronotes (3)                      8,307          --     907,103     915,410    9.6     970,576   21.7
Redeemable preferred shares (4)       --         295     805,954     806,249    8.5     854,185   19.1
                                  ------   ---------   ---------   ---------          ---------
TOTAL                             41,411   1,312,541   8,171,196   9,525,148          4,470,568
% per maturity term                  0.4        13.8        85.8
                                  ------   ---------   ---------   ---------
TOTAL - 03/31/2006                52,767         275   4,417,526   4,470,568
% per maturity term                  1.2         0.1        98.7

(1)   Bank Deposit Certificates

      o issued on 12/23/2002, with nominal value of R$ 850,000, with maturity on 12/23/2009 and paying interest semiannually at the average Interbank Deposit rate plus 0.87% p.a.;

      o issued on 02/26/2003, with nominal value of R$ 673,103, with maturity on 02/26/2008 and paying interest at the Interbank Deposit rate upon

      o     issued on 03/26/2007, 03/27/2007 and 03/28/2007, with nominal value of R$ 5,000,000, with maturity on 04/02/2012 and paying interest 103.5% of the Interbank Deposit rate upon maturity.

(2)   Non-convertible debentures:

      o issued on 09/01/2001, with nominal value of R$ 600,000, with maturity on 09/01/2008, with no projected amortization or renegotiation and paying interest semiannually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75%

(3)   Euronotes:

      o issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity on 08/15/2011 and paying interest semiannually at the rate of 10% p.a.;

      o issued on 08/13/2001, in the amount of (Y) 30,000,000 thousand (US$ 244,938 thousand), also with maturity on 08/15/2011 and paying interest semiannually at the rate of 4.25% p.a.;

      o issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity on 06/28/2012 and paying interest semiannually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date and up to maturity, at the rate of 13.625% semiannually.

(4)   Redeemable preferred shares:

      o issued on 12/31/2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semiannually.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 10 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a)    Composition of the Technical Provisions

                                                                               03/31/2007   03/31/2006
                                                                               ----------   ----------
Insurance                                                                       1,491,281    1,343,929
  Unearned premiums                                                               786,635      709,163
  Unsettled claims                                                                432,532      377,496
  IBNR                                                                            191,122      190,769
  Premium deficiency - Others                                                      23,120       14,265
  Premium deficiency - Health care (1)                                             47,024       41,841
  Mathematical provision for benefits to be granted                                 6,393        7,407
  Mathematical provision for benefits granted                                         422           --
  Financial surplus                                                                 1,583        1,161
  Unsettled benefits                                                                  558          923
  Redemption and other unresolved amounts                                           1,334          904
  Other administrative provisions - DPVAT (Compulsory Insurance for Personal
  Damages by Automobiles)                                                             558           --
Life insurance and pension plan                                                17,524,253   13,113,454
  Unearned premiums                                                               262,324      233,742
  Unsettled claims                                                                 61,320       36,944
  IBNR                                                                             25,796       49,241
  Mathematical provision for benefits to be granted                            16,554,424   12,268,209
  Mathematical provision for benefits granted                                     110,319       92,152
  Financial surplus                                                               303,670      252,336
  Financial variation                                                              86,286       83,274
  Risk variation                                                                   28,313       21,256
  Insufficient contribution (2)                                                    56,408       43,626
  Redemption and other unresolved amounts                                          17,117       18,577
  Premium deficiency                                                               11,318        8,261
  Unexpired risks                                                                   1,506        1,200
  Unsettled benefits                                                                1,771        1,297
  Administrative                                                                    3,386        3,339
  Other administrative provisions - DPVAT (Compulsory Insurance for Personal
  Damages by Automobiles)                                                             295           --
Capitalization                                                                  1,115,134    1,080,858
  Mathematical provision for redemptions                                        1,047,963    1,000,662
  Contingencies                                                                    58,151       68,469
  Raffles pending / payable                                                         9,020       11,727
TOTAL                                                                          20,130,668   15,538,241

(1) The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months.

      In compliance with USGAAP standards, the provisions recorded in the financial statements for filing purposes with SEC (Securities and Exchange Commission) were conservatively estimated at R$ 582,194, at 12/31/2006 (R$ 614,109 at 12/31/2005), enough to cover deficits until the termination of the plans in 2099.

      To maintain the economic and financial balance of health care plans, discussions are still being maintained with the ANS (National Health Agency - the Brazilian health market regulator) regarding the restructuring of the plan, as well as price adjustments. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.

      In relation to the coverage of estimated amounts, existing accounting differences between the local and USGAAP practices are substantially offset by the goodwill amortization criteria.

(2) Recorded based on actuarial valuation in a sufficient amount for the settlement of obligations.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

b)    Assets Guaranteeing Technical Provisions - SUSEP

                                                                LIFE INSURANCE AND
                                             INSURANCE             PENSION PLAN           CAPITALIZATION               TOTAL
                                      ----------------------  ----------------------  ----------------------  ----------------------
                                      03/31/2007  03/31/2006  03/31/2007  03/31/2006  03/31/2007  03/31/2006  03/31/2007  03/31/2006
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Interbank investments - Money market     234,052     185,273     270,510     202,575     301,332     189,244     805,894     577,092
Securities and derivative financial
  instruments                          1,003,182     915,469  17,092,164  12,740,537     833,188     908,786  18,928,534  14,564,792
  PGBL/VGBL FUND QUOTAS (1)                   --          --  15,362,898  11,047,183          --          --  15,362,898  11,047,183
  Other securities                     1,003,182     915,469   1,729,266   1,693,354     833,188     908,786   3,565,636   3,517,609
                                       ---------   ---------  ----------  ----------   ---------   ---------  ----------  ----------
    Government                           370,556     236,974     757,996     694,424     147,633     119,276   1,276,185   1,050,674
    Private                              632,626     678,495     971,270     998,930     685,555     789,510   2,289,451   2,466,935
Credit rights (2)                        247,974     237,465     200,370     189,113          --          --     448,344     426,578
TOTAL                                  1,485,208   1,338,207  17,563,044  13,132,225   1,134,520   1,098,030  20,182,772  15,568,462

(1) PGBL and VGBL plan securities portfolio, the ownership and embedded risks of which are the customers' responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.

(2)   Recorded under Other receivables - Insurance premiums receivable.

c)    Results of Operations

                                                                LIFE INSURANCE AND
                                             INSURANCE             PENSION PLAN           CAPITALIZATION              TOTAL
                                      ----------------------  ----------------------  ----------------------  ----------------------
                                       01/01 to    01/01 to    01/01 to    01/01 to    01/01 to    01/01 to    01/01 to    01/01 to
                                      03/31/2007  03/31/2006  03/31/2007  03/31/2006  03/31/2007  03/31/2006  03/31/2007  03/31/2006
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income from financial operations         41,428      40,611      43,036      34,203      19,264      28,774     103,728     103,588
  Financial income from insurance,
    pension plan and capitalization
    operations                           41,489      40,719     456,617     453,851      39,709      46,039     537,815     540,609
  Financial expenses from insurance,
    pension plan and capitalization
    operations                              (61)       (108)   (413,581)   (419,648)    (20,445)    (17,265)   (434,087)   (437,021)
Results of operations from
  insurance, pension plan and
  capitalization                        156,332     105,215      95,348      68,773      61,037      51,607     312,717     225,595
  Premiums and contributions            547,589     533,828   1,313,380     996,150     197,037     177,133   2,058,006   1,707,111
  Changes in technical provisions        (9,091)    (18,440)   (633,412)   (425,994)   (129,450)   (116,673)   (771,953)   (561,107)
  Expenses for claims                  (296,917)   (321,554)    (33,993)    (38,368)         --          --    (330,910)   (359,922)
  Selling expenses                      (84,343)   (102,053)     (6,372)     (6,654)       (545)         --     (91,260)   (108,707)
  Expenses for benefits and
    redemptions                              --          --    (542,033)   (453,850)     (5,070)     (7,440)   (547,103)   (461,290)
  Other income and expenses                (906)     13,434      (2,222)     (2,511)       (935)     (1,413)     (4,063)      9,510
TOTAL                                   197,760     145,826     138,384     102,976      80,301      80,381     416,445     329,183

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 11 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

ITAU HOLDING and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a)    Contingent Assets: There are no contingent assets recorded.

b)    Contingent Liabilities: these are estimated and classified as follows:

      o     Calculation criteria:

            Civil lawsuits: quantified upon judicial notification, and adjusted monthly:

                  o Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

                  o Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors - which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued - relating to the risk level of loss of lawsuits.

                  These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

            Labor lawsuits: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision.

            Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

            Other risks: calculated mainly based on the assessment of credits risk on joint obligations.

      o Contingencies classified as probable: are recognized in the accounting books and are represented by Civil Lawsuits demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum wages; Labor Claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; Tax and Social Security represented by lawsuits and administrative proceedings involving federal and municipal taxes; and Other Risks represented basically by the joint obligation for securitized rural operations.

            The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

                                                                                                                    01/01 to
                                                                         01/01 to 03/31/2007                       03/31/2006
                                                 ---------------------------------------------------------------  -----------
                                                                          Tax and social
Change in Provisions for Contingent Liabilities     Civil       Labor        security       Other       Total        Total
-----------------------------------------------  ----------  -----------  --------------  ---------  -----------  -----------
Opening balance                                   (812,334)  (1,537,715)     (465,818)     (80,237)  (2,896,104)  (2,159,390)
(-) Contingencies guaranteed by indemnity
  clauses (Note 4l-l)                               20,289      550,896         7,048           --      578,233           --
Subtotal                                          (792,045)    (986,819)     (458,770)     (80,237)  (2,317,871)  (2,159,390)
Changes in the Period Reflected in Results
  (Notes 12e and 12h)                             (113,076)     (99,851)        5,021        2,485     (205,421)    (271,219)
                                                  --------   ----------      --------     --------   ----------   ----------
  Restatements/Charges                                  --           --        (5,681)          --       (5,681)      (8,919)
  Increase                                        (113,076)     (99,851)      (14,859)          --     (227,786)    (262,300)
  Write-offs through reversal                           --           --        25,561        2,485       28,046           --
Payments                                            94,493       47,331         1,112           --      142,936      109,272
Subtotal                                          (810,628)  (1,039,339)     (452,637)     (77,752)  (2,380,356)  (2,321,337)
(+) Contingencies guaranteed by indemnity
  clauses (Note 4l-l)                              (46,345)    (549,656)     (122,054)          --     (718,055)          --
Closing balance (Note 12c)                        (856,973)  (1,588,995)     (574,691)     (77,752)  (3,098,411)  (2,321,337)
Closing balance at 03/31/2006 (Note 12c)          (805,512)    (949,188)     (414,313)    (152,324)  (2,321,337)
                                                  --------   ----------      --------     --------   ----------
Escrow deposits at 03/31/2007 (Note 12a)           423,009      718,811       501,114           --    1,642,934
Escrow deposits at 03/31/2006 (Note 12a)           280,808      576,886       103,616           --      961,310

      o Contingencies classified as possible: not recognized in the accounting books and are represented by Civil Lawsuits amounting to R$ 124,460 and Tax and Social Security Lawsuits amounting to R$ 1,730,689. The principal characteristics of these lawsuits are described below:

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

            o CPMF (Tax on Bank Account Outflows) in Customer Operations - R$ 393,733: refers to tax assessment notices issued for collection of tax credit related to CPMF on operations carried out with customers. The decision from the Taxpayers' Council or the Superior Chamber of Tax Appeals of the Ministry of Finance is pending.

            o IR/CS (Income Tax/Social Contribution) on disposal of investments - R$ 347,975: refers to tax assessment notice issued due to tax effects on disposal of investments. The lower court's decision is pending.

            o IR (Income Tax)/Allowance for Loan Losses - R$ 150,827: calculated by adopting the Regulatory Instruction (IN) 76/87 and the CMN Resolution 1,748/90, thus rejecting the IN 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993. The bank is questioning the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded for the bank's appeal, however, the judgment by the Federal Regional Court of the 3rd Region is pending.

            o Social Security Contribution on Profit Sharing and Results Exceeding the Collective Bargaining Agreement - R$ 178,069: refers to the Debt Entry Tax Notice issued based on the levy of social security contribution on the payment of profit sharing and results. A decision from the appellate court is pending.

            o ISS - Banking Institutions - R$ 126,579: refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending.

            o Apportionment of Net Assets by Book Value - R$ 115,454: refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments. A notice on the decision from the appellate court is pending.

            o Social Security Contribution on Sole Bonus - R$ 78,766: refers to Debt Entry Tax Notices issued based on the levy of social security contribution on sole bonus paid to the employees. The lower court's decision is pending.

            The amount of R$ 1,014,467(R$ 197,769 at 03/31/2006) related to
            Securities, the amount of R$ 523,623 (R$ 576,314 at 03/31/2006), as well as Permanent Assets in the amount of R$ 1,008,398 (R$ 557,941 at 03/31/2006), according to article 32 of Law 10,522/02, are pledged in guarantee of voluntary resources related to contingent liabilities lawsuits.

      The Receivables balance arising from reimbursements of contingencies total R$ 911,766 (R$ 53,347 at 03/31/2006), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

c) Legal Liabilities - Tax and Social Security: recognized at the full amount being questioned totaling:

Probability of loss   03/31/2007  03/31/2006
-------------------   ----------  ----------
Probable                 941,853  1,107,475
Possible                 280,017    198,790
Remote                 2,946,322  1,579,459
                       ---------  ----------
Total (*)              4,168,192  2,885,724
                       =========  =========

(*)   Changes in these provisions and respective deposits are shown in Note 13c
      II.

At March 31, 2006, the income arising from the restatement of escrow deposits and the expenses on restatement of the corresponding liabilities started being recognized on the accrual basis, which gave rise to additions to the financial margin and the income net of taxes of R$ 169,030 and R$ 99,090, respectively.

According to the opinion of the legal advisors, ITAU HOLDING and its subsidiary companies are not involved in any administrative proceedings or lawsuits that may significantly affect the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized upon the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors of other cases, showed that the amounts provided for are sufficient, according to CVM Resolution 489 of October 3, 2005.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 12 - BREAKDOWN OF ACCOUNTS

a)    Other Sundry Receivables

                                                                                03/31/2007   03/31/2006
                                                                                ----------   ----------
Deferred tax assets (Note 13b I)                                                 6,702,824    4,278,763
Social contribution for offset (Note 13b I)                                        988,450    1,083,689
Taxes and contributions for offset                                                 925,430      724,538
Escrow deposits to contingent liabilities (Note 11b)                             2,166,557    1,537,624
  Contingencies classified as probable                                           1,642,934      961,310
  Contingencies classified as possible - Tax and Social Security lawsuits          523,623      576,314
Escrow deposits for legal liabilities - Tax and Social Security (Note 13c II)    2,492,349    1,758,252
Escrow deposits for foreign fund raising program                                   481,517      313,421
Receivables from reimbursement of contingent liabilities (Note 11b)                911,766       53,347
Receivables from the sale of the Credicard brand (*)                               266,452           --
Sundry domestic debtors                                                            242,812      261,626
Sundry foreign debtors                                                             168,080       41,781
Tax incentive options                                                              132,267       89,083
Recoverable payments                                                                18,600       26,836
Salary advances                                                                     46,788       41,109
Amounts receivable from related companies                                           18,101        6,766
Operations without credit granting characteristics                                  76,954       34,991
                                                                                ----------   ----------
  Securities and credits receivable                                                 97,110       58,333
  (-) Allowance for other loan losses                                              (20,156)     (23,342)
Other                                                                               26,663        7,440
Total                                                                           15,665,610   10,259,266

(*) Refers to the exclusive right exercised by Citibank to use the Credicard brand as from January 1, 2009 (disclosed in Material Fact by ITAU HOLDING on 12/06/2006).

At ITAU HOLDING, other Sundry Receivables are basically composed of Taxes and contributions for offset of R$ 6,252 (R$ 7,084 at 03/31/2006) and Deferred tax assets of R$ 478,704 (R$ 416,314 at 03/31/2006) (Note 13b I).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

b)    Prepaid expenses

                                                         03/31/2007   03/31/2006
                                                         ----------   ----------
Technical cooperation agreement (1)                        924,021    1,009,074
Commissions                                                528,270      179,205
                                                         ---------    ---------
  Related to insurance and pension plan                    163,232      142,831
  Related to vehicle financing (2)                         328,543           --
  Other                                                     36,495       36,374
Advertising                                                 99,004      142,816
Other                                                      171,318      117,088
Total                                                    1,722,613    1,448,183

(1) Basically refers to the amounts spent to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. As of March 31, 2007, the balance basically comprises the amount of R$ 348,500 (R$ 450,500 at March 31, 2006) related to the agreement entered into on September 16, 2005 with the Municipal Government of Sao Paulo and R$ 261,890 (R$ 320,541 at March 31, 2006) related to the agreements entered into with the State Governments of Rio de Janeiro, Minas Gerais and Goias.

(2) Commissions paid to dealers upon the granting of vehicle financing or leasing that started to be recognized in income in 2007 based on the terms of the contracts.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

c)    Other Sundry Liabilities

                                                                        03/31/2007   03/31/2006
                                                                        ----------   ----------
Provision for contingent liabilities (Note 11b)                          3,098,411   2,321,337
Provision for personnel                                                    448,532     391,284
Provision for sundry payments                                              877,191     662,961
Liabilities for official agreements and rendering of payment services       84,949      70,322
Sundry creditors - local                                                   366,929     250,589
Sundry creditors - foreign                                                 165,105      56,269
Liabilities for purchase of assets and rights                              126,165      76,877
Related to insurance companies                                             189,488     172,504
Provision for corporate restructuring (*)                                   92,095      27,000
Provision to cover actuarial deficit (Note 18c)                             29,108      31,718
Creditors of funds to be released                                           73,703      41,375
Funds from consortia participants                                           67,402      74,449
Other                                                                       37,963      19,883
Total                                                                    5,657,041   4,196,568

(*) Refers to the provision for corporate restructuring of BKB. (03/31/2006 - provision for implementation of the New Agreement for Credicard Management).

At ITAU HOLDING, Other Sundry Liabilities basically consist of amounts payable related to acquisition of Investments of R$ 26,178 (R$ 59,278 at 03/31/2006).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

d)    Banking Service Fees

                                                              01/01 to     01/01 to
                                                             03/31/2007   03/31/2006
                                                             ----------   ----------
Resources management                                           482,419      448,882
                                                             ---------    ---------
  Asset management fees                                        472,554      433,726
  Consortia management fees                                      9,865       15,156
Current account services                                       404,793      364,707
Credit cards                                                   576,104      486,681
                                                             ---------    ---------
  Annual fees                                                  168,676      128,612
  Other services                                               407,428      358,069
                                                             ---------    ---------
    Relationship with stores                                   308,657      244,910
    Credit card processing                                      98,771      113,159
Loan operations and guarantees provided                        497,780      387,567
                                                             ---------    ---------
  Loan operations                                              467,079      360,429
  Guarantees provided                                           30,701       27,138
Collection services                                            222,274      224,004
                                                             ---------    ---------
  Collection fees                                              115,263      108,526
  Collection services                                           49,048       62,508
  Interbank charges (securities, checks and wire)               57,963       52,970
Other                                                          237,084      209,031
                                                             ---------    ---------
  Income from consultation to Serasa                            58,414       49,561
  Income from brokerage                                         67,690       58,816
  Income from custody services and management of portfolio      25,115       19,469
  Income from economic and financial advisory                    9,916       20,846
  Foreign exchange services                                     20,722        6,976
  Other services                                                55,227       53,363
Total                                                        2,420,454    2,120,872

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

e)    Personnel expenses

                                             01/01 to     01/01 to
                                           03/31/20007   03/31/2006
                                           -----------   ----------
Compensation                                 (720,758)     (606,113)
Charges                                      (206,841)     (181,812)
Welfare benefits                             (186,864)     (166,366)
Training                                      (10,377)       (9,531)
Subtotal                                   (1,124,840)     (963,822)
Severance pay                                 (26,976)      (18,682)
Labor claims (Note 11b)                       (99,851)     (148,734)
Total                                      (1,251,667)   (1,131,238)

f)    Other administrative expenses

                                             01/01 to     01/01 to
                                           03/31/20007   03/31/2006
                                           -----------   ----------
Data processing and telecommunication        (398,911)     (291,070)
Depreciation and amortization (Note 14b)     (167,002)     (138,750)
Facilities                                   (214,587)     (180,787)
Third-party services                         (276,399)     (217,068)
Financial system services                    (129,780)     (107,029)
Advertising, promotions and publications      (86,586)      (76,757)
Transportation                                (61,668)      (51,433)
Materials                                     (49,199)      (46,811)
Security                                      (50,433)      (37,898)
Legal                                         (16,290)      (16,033)
Travel expenses                               (14,302)      (11,180)
Other                                         (66,088)      (40,609)
Total                                      (1,531,245)   (1,215,425)

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

g)    Other operating revenues

                                                                         01/01 to     01/01 to
                                                                        03/31/2007   03/31/2006
                                                                        ----------   ----------
Reversal of legal liabilities - tax and social security (Note 13c II)       2,503       14,016
Investment in subsidiaries, not arising from net income                    32,006       27,270
Recovery of charges and expenses                                           20,533       24,515
Other                                                                     136,721       66,547
Total                                                                     191,763      132,348

h)    Other operating expenses

                                                       01/01 to     01/01 to
                                                      03/31/2007   03/31/2006
                                                      ----------   ----------
Provision for contingencies (Note 11b)                 (105,570)    (122,485)
                                                       --------     --------
  Civil lawsuits                                       (113,076)     (74,274)
  Tax and social security                                 5,021      (44,214)
  Other                                                   2,485       (3,997)
Selling - credit cards                                  (93,652)     (68,342)
Claims                                                  (39,054)     (53,890)
Amortization of goodwill on purchase of investments     (10,744)     (16,771)
Other                                                  (129,870)    (118,054)
Total                                                  (378,890)    (379,542)

      At ITAU HOLDING, Other Operating Expenses are basically composed of amortization by goodwill on purchase.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 13 - TAXES

a)    Composition of expenses for taxes and contributions

      I - We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

                                                                                 01/01 to     01/01 to
                         Due on operations for the period                       03/31/2007   03/31/2006
-----------------------------------------------------------------------------   ----------   ----------
Income before income tax and social contribution                                 3,119,171   2,357,569
Charges (Income Tax and Social Contribution) at the rates of 25%
  and 9% (Note 4m), respectively                                                (1,060,518)   (801,573)
Increase/decrease to Income Tax and Social Contribution charges arising from:
Permanent (Additions) Exclusions                                                   (23,620)     72,594
  Investments in affiliates                                                         11,027      12,650
  Foreign exchange variation of investments abroad                                (111,795)   (156,143)
  Interest on capital                                                               21,902     189,037
  Dividends, interest on external debt bonds and tax incentives                     42,759      15,910
  Other                                                                             12,487      11,140
Temporary (Additions) Exclusions                                                   155,908     (91,907)
  Allowance for loan losses                                                       (211,973)   (320,450)
  Excess (insufficiency) of depreciation of capital leases                         369,549     221,368
  Adjustment to market value of trading securities and derivative
    financial instruments and adjustments from operations in futures markets       (72,635)    138,424
  Interest on capital                                                              130,801     (76,330)
  Legal liabilities - Tax and Social Security, Contingent Liabilities and
    Restatement of Escrow Deposit                                                  (79,258)    (16,753)
  Other non-deductible provisions                                                   19,424     (38,166)
(Increase) Offset of tax losses/Negative social contribution basis                (127,375)     20,614
Expenses for income tax and social contribution                                 (1,055,605)   (800,272)

                       Related to temporary differences

  Increase (reversal) for the period                                               (28,533)     71,956
  Prior periods increase (reversal)                                                 19,421      (3,608)
Income (expenses) from deferred taxes                                               (9,112)     68,348
                                                                                ----------   ---------
Total income tax and social contribution                                        (1,064,717)   (731,924)
                                                                                ==========    ========

      II - Composition of tax expenses:

                    01/01 to     01/01 to
                   03/31/2007   03/31/2006
                   ----------   ----------
  PIS AND COFINS    (422,966)    (389,473)
  ISS                (74,345)     (76,875)
  CPMF               (73,483)     (58,253)
  Other              (37,701)     (23,571)
                    --------     --------
Total (Note 4m)     (608,495)    (548,172)
                    ========     ========

      At ITAU HOLDING tax expenses are basically comprised of PIS and COFINS in the amount of R$ 7,030 (R$ 9,897 from 01/01 to 03/31/2006) and CPMF in the amount of R$ 11,098 (R$ 4,436 from 01/01 to 03/31/2006).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

      III - Tax Effects on Foreign Exchange Management of Investments Abroad

      In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAU HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

      Results of these transactions are computed on calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included in referred basis, pursuant to tax legislation in force.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

b)    Deferred Taxes

      I- The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

                                                       PROVISIONS                   DEFERRED TAX ASSETS
                                           ----------------------------------  -----------------------------
                                                                               Acquisition of
                                                                                    BKB        Realization /
                                           03/31/2007  03/31/2006  12/31/2006   Chile/Uruguay    Reversal
                                           ----------  ----------  ----------  --------------  -------------
Related to tax losses and
  negative social contribution basis                                  515,320         5,652        (56,920)
                                                                    ---------        ------       --------
Related to disbursed provisions                                     2,365,326        29,729       (215,342)
                                                                    ---------        ------       --------
  Allowance for loan losses                                         1,767,327        14,521        (95,541)
  Allowance for real estate                                            23,598            --         (1,438)
  Goodwill on purchase of investments                                 415,933            --        (10,581)
  Other                                                               158,468        15,208       (107,782)
Related to non-disbursed provisions (*)    11,053,772   7,643,471   3,461,584            --        (447,848)
                                           ----------   ---------   ---------        ------       --------
  Related to the operation                  9,303,535   5,863,471   2,883,584            --       (447,848)
                                           ----------   ---------   ---------        ------       --------
    Interest on capital                     1,094,202   1,164,075     502,830            --       (130,801)
    Legal Liabilities - tax
      and social security                   1,852,242   1,173,902     421,551            --        (47,408)
    Provision for contingent liabilities    2,118,870   2,219,033     647,239            --        (42,354)
                                           ----------   ---------   ---------        ------       --------
      Civil                                   810,628     904,328     257,601            --        (25,254)
      Labor                                   855,605     823,048     245,156            --        (16,155)
      Tax and social security                 452,637     414,313     144,482            --           (945)
      Other                                        --      77,344          --            --             --
    Goodwill on purchase of investments     2,842,304          --     899,113            --        (51,837)
    Provision for corporate restructuring      92,095      27,000      36,187            --         (4,875)
    Other non--deductible provisions        1,303,822   1,279,461     376,664            --       (170,573)
  Related to provisions in excess in
    relation to the minimum required not
    disbursed                               1,750,237   1,780,000     578,000            --             --
                                           ----------   ---------   ---------        ------       --------
    Allowance for loan losses               1,750,237   1,500,000     578,000            --             --
    Adjustment to market value -
      securities and derivatives (assets
      and liabilities)                             --     280,000          --            --             --
Total                                      11,053,772   7,643,471   6,342,230        35,381       (720,110)
                                           ==========   =========   =========        ======       ========
Social contribution for offset
  arising from Option foreseen in
  article 8 of Provisional Measure
  2,158-35 of August 24, 2001.                                      1,020,648                      (32,198)

                                                  DEFERRED TAX ASSETS
                                           ---------------------------------
                                            Increase  03/31/2007  03/31/2006
                                           ---------  ----------  ----------
Related to tax losses and
  negative social contribution basis         191,849     655,901     535,304
                                           ---------   ---------   ---------
Related to disbursed provisions              419,618   2,599,331   1,578,544
                                           ---------   ---------   ---------
  Allowance for loan losses                  303,748   1,990,055   1,204,509
  Allowance for real estate                    9,550      31,710      43,896
  Goodwill on purchase of investments             --     405,352     145,686
  Other                                      106,320     172,214     184,453
Related to non-disbursed provisions (*)      433,856   3,447,592   2,164,915
                                           ---------   ---------   ---------
  Related to the operation                   416,775   2,852,511   1,670,063
                                           ---------   ---------   ---------
    Interest on capital                           --     372,029     388,597
    Legal Liabilities - tax
      and social security                    110,084     484,227     281,011
    Provision for contingent liabilities      78,134     683,019     689,039
                                           ---------   ---------   ---------
      Civil                                   36,996     269,343     295,796
      Labor                                   30,779     259,780     252,377
      Tax and social security                 10,359     153,896     140,866
      Other                                       --          --      26,297
    Goodwill on purchase of investments           --     847,276          --
    Provision for corporate restructuring         --      31,312       9,180
    Other non-deductible provisions          228,557     434,648     275,939
  Related to provisions in excess in
    relation to the minimum required not
    disbursed                                 17,081     595,081     494,852
                                           ---------   ---------   ---------
    Allowance for loan losses                 17,081     595,081     494,852
    Adjustment to market value -
      securities and derivatives (assets
      and liabilities)                            --          --          --
Total                                      1,045,323   6,702,824   4,278,763
                                           =========   =========   =========
Social contribution for offset
  arising from Option foreseen in
  article 8 of Provisional Measure
  2,158-35 of August 24, 2001.                    --     988,450   1,083,689

(*) From a financial point of view, rather than recording the provision of R$ 11,053,772 (R$ 7,643,471 at 03/31/2006) and deferred tax assets of R$
      3,447,592 (R$ 2,164,915 at 03/31/2006), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets of R$ 6,702,824 (R$ 4,278,763 at 03/31/2006) to
      R$ 3,255,232 (R$ 2,113,848 at 03/31/2006).

      At ITAU HOLDING, deferred tax assets amount to R$ 478,704 (R$ 416,314 at 03/31/2006) and are basically represented by interest on capital, tax losses and negative social contribution basis, the expectation of realization of which is up to 1 year.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

      II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

                                                                  Acquisition of
                                                                       BKB        Realization /
                                                      12/31/2006  Chile/Uruguay     Reversal     Increase  03/31/2007  03/31/2006
                                                      ----------  --------------  -------------  --------  ----------  ----------
Reflected in income statement                         (2,438,294)    (3,496)         114,018     (475,766) (2,803,538) (1,615,840)
  Depreciation in excess - leasing                    (1,888,678)        --               --     (369,480) (2,258,158) (1,193,299)
  Taxation on results abroad - capital gains             (52,513)        --            1,575           --     (50,938)    (49,249)
  Adjustment from operations in futures market          (284,374)        --          111,815           --    (172,559)   (291,050)
  Adjustment to market value of trading securities
    and derivative financial instruments                      --         --               --      (87,088)    (87,088)         --
  Restatement of escrow deposits related to legal
    and contingent liabilities                          (132,401)        --               --      (19,198)   (151,599)    (71,215)
  Income on sale of permanent asset items and rights     (70,357)        --               91           --     (70,266)     (2,650)
  Other                                                   (9,971)    (3,496)             537           --     (12,930)     (8,377)
Reflected in stockholders' equity - Adjustment to
  market value of available-for-sale securities
  (Note 2b)                                              (66,360)        --               --      (13,203)    (79,563)   (109,516)
                                                      ----------     ------          -------     --------  ----------  ----------
Total                                                 (2,504,654)    (3,496)         114,018     (488,969) (2,883,101) (1,725,356)
                                                      ==========     ======          =======     ========  ==========  ==========

      At ITAU HOLDING, the provision for deferred income tax and social contribution amounts to R$ 14,340 as of March 31, 2006, and is represented by adjustments from operations in futures market.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

      III - The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from the Provisional Measure 2,158-35 of 08/24/2001, and from the Provision for Deferred Income Tax and Social Contribution existing on March 31, 2007, in accordance with the expected future taxable income, based on the history of profitability and technical studies of feasibility, are:

                                Deferred tax assets                           Provision for
                   --------------------------------------       Social       deferred income
                    Temporary    Tax loss and              contribution for   tax and social  Net deferred
                   differences  negative basis    Total         offset         contribution       taxes
                   -----------  --------------  ---------  ----------------  ---------------  ------------
       2007         2,152,872       480,966     2,633,838        88,902          (407,178)      2,315,562
       2008         1,074,088       174,935     1,249,023       193,820          (699,960)        742,884
       2009           952,602            --       952,602       227,839          (580,306)        600,134
       2010           932,027            --       932,027       259,327          (529,484)        661,869
       2011           451,010            --       451,010       218,562          (463,724)        205,848
    after 2012        484,324            --       484,324            --          (202,448)        281,875
      Total         6,046,923       655,901     6,702,824       988,450        (2,883,101)      4,808,173
                    ---------       -------     ---------       -------        ----------       ---------
Present value (*)   5,331,306       616,529     5,947,835       848,949        (2,475,796)      4,320,988
                    =========       =======     =========       =======        ==========       =========

(*)   The average funding rate was used to determine the present value.

            The projections of future taxable income include estimates related to macroeconomic variables, foreign exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

            Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to the differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the evolution of realization of deferred tax assets arising from temporary differences, tax losses and negative basis not be used as an indication of future net income.

      IV - Unrecorded deferred tax assets amount to R$ 327,401 (R$ 324,838 at 03/31/2006).

      At ITAU HOLDING, unrecorded deferred tax assets amount to R$ 10,087 (R$ 7,189 at 03/31/2006).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

c)    Taxes and Social Security Contributions

      I - The balance of Taxes and Social Security Contributions is composed as follows:

                                                                          03/31/2007   03/31/2006
                                                                          ----------   ----------
Taxes and contributions on income payable                                    597,517      523,201
Taxes and contributions payable                                              343,197      262,668
Provision for deferred income tax and social contribution (Note 13b II)    2,883,101    1,725,356
Legal liabilities - tax and social security (Note 13c II)                  4,168,192    2,885,724
                                                                           ---------    ---------
Total                                                                      7,992,007    5,396,949
                                                                           =========    =========

      At ITAU HOLDING the balance of Tax and Social Security Contributions amount to R$ 93,224 and is basically represented by Taxes and Contributions on Income Payable of R$ 17,275 and Legal Liabilities - Tax and Social Security of R$ 69,298.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

      II- Legal Liabilities - Tax and Social Security and related Escrow
      Deposits

                                                 01/01 to     01/01 to
Change in legal liabilities                     03/31/2007   03/31/2006
---------------------------------------------   ----------   ----------
Opening balance (*)                             (3,827,180)  (2,588,360)
Changes in the period reflected in the result     (342,349)    (297,364)
                                                ----------   ----------
  Charges on taxes                                 (74,117)    (270,496)
  Net increase                                    (270,735)     (40,884)
  Write-offs through reversal                        2,503       14,016
Payments                                             1,337           --
Closing balance                                 (4,168,192)  (2,885,724)

(*) The amounts related to Tax and Social Security Contingencies were reclassified to comply with the requirements of CVM Resolution 489 of 10/03/2005 (Note 20).

                                                 01/01 to     01/01 to
Change in escrow deposits                       03/31/2007   03/31/2006
---------------------------------------------   ----------   ----------
Opening balance                                  2,363,669    1,440,725
Appropriation of income                             47,775      299,944
Change in the period                                80,905       17,583
                                                 ---------    ---------
  Deposited                                         84,410       17,704
  Withdrawals                                       (3,505)        (121)
Closing balance                                  2,492,349    1,758,252

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

d)    Taxes Paid or Provided for and Withheld from Clients

      We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll and the amount withheld and collected from clients levied directly on financial operations:

                                            03/31/2007   03/31/2006
                                            ----------   ----------
Taxes paid or provided for                   1,981,793    1,619,532
Taxes withheld and collected from clients    1,699,179    1,495,643
                                             ---------    ---------
Total                                        3,680,972    3,115,175
                                             =========    =========

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 14 - PERMANENT ASSETS

a)    Investments

      I - Changes of investments - ITAU HOLDING

                                                                             Subscription/      Dividends and       Equity in
                                               Balances at      Goodwill     Acquisition/    interest on capital    earnings of
           Companies                            12/31/2006   Amortization        Sales            received         subsidiaries
------------------------------                 -----------   -------------   -------------   -------------------   ------------
Domestic                                        25,392,319           --            --            (1,699,111)         1,817,308
Banco Itau S.A.                                 13,295,281           --            --            (1,674,113)           660,878
Banco Itaucard S.A.                  (1)         4,520,529           --            --                    --            775,063
Banco Itau BBA S.A.                              3,901,284           --            --               (24,998)           129,480
Itauseg Participacoes S.A.                       2,390,806           --            --                    --            193,891
Itau BBA Participacoes S.A.                      1,124,297           --            --                    --             34,834
Itau Corretora de Valores S.A.       (1)           160,122           --            --                    --             23,162
Abroad                                           1,477,564      (12,853)          (16)                   --              1,624
Itau Chile Holdings, Inc.        (2) (3)(4a)     1,239,042      (11,310)           --                    --            (21,870)
Banco Itau Uruguay S.A.           (3)(4b)          166,478       (1,178)           --                    --             21,802
OCA S.A.                          (3)(4c)           45,594         (313)           --                    --              2,141
OCA Casa Financiera S.A.          (3)(4d)           23,864          (46)           --                    --               (441)
ACO Ltda.                         (3)(4e)            2,392           (6)          (16)                   --                (10)
Itau Uruguay Directo S.A.         (3)(4f)              194           --            --                    --                  2
TOTAL                                           26,869,883      (12,853)          (16)           (1,699,111)         1,818,932

                                 Adjustment to                               Equity in earnings
                                   marketable                                  of subsidiaries
                                 securities of   Balances at   Balances at     from 01/01 to
           Companies              subsidiaries   03/31/2007    03/31/2006       03/31/2006
------------------------------   -------------   -----------   -----------   ------------------
Domestic                            23,596        25,534,112   17,750,286        1,868,893
Banco Itau S.A.                      9,614        12,291,660    8,098,291          608,533
Banco Itaucard S.A.                     (3)        5,295,589    3,191,226          784,895
Banco Itau BBA S.A.                  9,019         4,014,785    3,564,141          221,541
Itauseg Participacoes S.A.           2,393         2,587,090    1,780,782          170,063
Itau BBA Participacoes S.A.          2,573         1,161,704      999,924           66,491
Itau Corretora de Valores S.A.          --           183,284      115,922           17,370
Abroad                               1,189         1,467,508           --               --
Itau Chile Holdings, Inc.            1,523         1,207,385           --               --
Banco Itau Uruguay S.A.               (334)          186,768           --               --
OCA S.A.                                --            47,422           --               --
OCA Casa Financiera S.A.                --            23,377           --               --
ACO Ltda.                               --             2,360           --               --
Itau Uruguay Directo S.A.               --               196           --               --
TOTAL                               24,785        27,001,620   17,750,286        1,868,893

(1) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.

(2) Change in company's name, from BKB Chile Holding, Inc. to Itau Chile Holdings, Inc, in February 2007.

(3)   Note 2a.

(4) Investments that include goodwill amounting to: (a) R$ 441,106, (b) R$ 45,941, (c) R$ 12,209, (d) R$ 1,773, (e) R$ 207 and (f) R$ 6.

                                              Stockholders'   Net income for
           Companies               Capital       equity         the period
------------------------------   ----------   -------------   --------------
Domestic
Banco Itau S.A                   10,174,893     12,266,568        627,278
Banco Itaucard S.A               15,032,007     21,290,695        850,730
Banco Itau BBA S.A                2,877,207      5,412,732        174,712
Itauseg Participacoes S.A         1,717,000      2,835,831        215,806
Itau BBA Participacoes S.A          775,079      1,394,043         41,801
Itau Corretora de Valores S.A       207,201        441,450         25,444

Abroad
Itau Chile Holdings, Inc.                --        766,278         19,124
Banco Itau Uruguay S.A              139,463        140,826          1,327
OCA S.A                              12,779         35,214          2,897
OCA Casa Financiera S.A              16,491         21,604            199
ACO Ltda                                 11          2,169              8
Itau Uruguay Directo S.A                149            189              8

                                 Number of shares owned by ITAU HOLDING
                                 --------------------------------------     Equity share in    Equity share in
           Companies                 Common        Preferred     Quotas   voting capital (%)     capital (%)
------------------------------   -------------   -------------   ------   ------------------   ---------------
Domestic
Banco Itau S.A                      99,569,772              --     --           100.00             100.00
Banco Itaucard S.A                          --   1,277,933,118     --               --               0.54
Banco Itau BBA S.A                   2,589,417       5,284,526     --            49.00              74.50
Itauseg Participacoes S.A        1,582,676,636              --     --            91.01              91.01
Itau BBA Participacoes S.A             102,387         409,554     --            50.00              83.33
Itau Corretora de Valores S.A               --         811,503     --               --               4.78

Abroad
Itau Chile Holdings, Inc.                  100              --     --           100.00             100.00
Banco Itau Uruguay S.A           1,639,430,739              --     --           100.00             100.00
OCA S.A                          1,502,176,740              --     --           100.00             100.00
OCA Casa Financiera S.A                    646              --     --           100.00             100.00
ACO Ltda                                    --              --    131            99.24              99.24
Itau Uruguay Directo S.A             1,749,845              --     --           100.00             100.00

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

      II - Composition of investments

                                                       03/31/2007   03/31/2006
                                                       ----------   ----------
Investment in affiliates                                  864,773     654,304
  Domestic                                                125,996     103,468
    AGF Brasil Seguros S.A.                               120,219     103,468
    Delle Holdings S.A.                                     5,777          --
  Abroad                                                  738,777     550,836
    BPI - SGPS S.A. (BPI)                                 736,377     548,331
    Other                                                   2,400       2,505
Other investments                                         357,376     276,918
    Investments through tax incentives                    106,710     106,576
    Equity securities                                      90,970      50,585
    Shares and quotas                                      25,704      24,784
    Other                                                 133,992      94,973
Provision for losses                                      (87,325)   (104,439)
TOTAL                                                   1,134,824     826,783

      III - Composition of the Equity in Earnings of Affiliates

                                                          01/01 to     01/01 to
                                                         03/31/2007   03/31/2006
                                                         ----------   ----------
Investment in affiliates - domestic                         5,151        2,295
Investment in affiliates - abroad                          27,280       34,911
    Foreign exchange variation in investments             (20,003)     (23,824)
    Equity in earnings of affiliates                       47,283       58,735
Total                                                      32,431       37,206

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

b)    Fixed Assets and Deferred Charges

                                                                              Changes
                                                          ----------------------------------------------------
                                                                                     Depreciation/
                                                                                     amortization     Foreign
                                         Net balance at                                 expenses      exchange
                                           12/31/2006     Acquitisions   Disposals     (Note 12f)    variation
                                         --------------   ------------   ---------   -------------   ---------
FIXED ASSETS                                2,071,224        191,430      (8,871)      (124,125)      (2,453)
                                            ---------        -------      ------       --------       ------
REAL ESTATES IN USE (*)                     1,385,424         79,399      (3,357)       (16,632)      (2,941)
  Lands                                       667,919          4,288        (662)            --          (60)
  Buildings                                   717,505         75,111      (2,695)       (16,632)      (2,881)
OTHER FIXED ASSETS                            685,800        112,031      (5,514)      (107,493)         488
  Installations                                99,976         17,488        (205)        (5,173)      10,447
  Furnitures and equipments                    65,990         21,449      (3,361)        (7,790)      (3,828)
  EDP systems                                 426,127         62,672        (823)       (84,807)         934
  Other (Communication, security and
    transportation)                            93,707         10,422      (1,125)        (9,723)      (7,065)
                                            ---------        -------      ------       --------       ------
DEFERRED CHARGES                              488,568         65,992          --        (42,877)        (392)
                                            ---------        -------      ------       --------       ------
  Leasehold improvements                      270,309         41,018          --        (18,751)        (301)
  Expenses on acquisition of softwares        216,412         23,442          --        (24,031)         (91)
  Other deferred expenses                       1,847          1,532          --            (95)          --
                                            =========        =======      ======       ========       ======
TOTAL                                       2,559,792        257,422      (8,871)      (167,002)      (2,845)
                                            =========        =======      ======       ========       ======

                                                      03/31/2007                             03/31/2006
                                         ------------------------------------   ------------------------------------
                                                      Accumulated                            Accumulated
                                           Cost      depreciation      Net        Cost      depreciation      Net
                                         ---------   ------------   ---------   ---------   ------------   ---------
FIXED ASSETS                             6,162,696    (4,035,491)   2,127,205   5,528,368    (3,737,971)   1,790,397
                                         ---------    ----------    ---------   ---------    ----------    ---------
REAL ESTATES IN USE (*)                  2,532,147    (1,090,254)   1,441,893   2,145,069      (988,875)   1,156,194
  Lands                                    671,485            --      671,485     613,844            --      613,844
  Buildings                              1,860,662    (1,090,254)     770,408   1,531,225      (988,875)     542,350
OTHER FIXED ASSETS                       3,630,549    (2,945,237)     685,312   3,383,299    (2,749,096)     634,203
  Installations                            359,548      (237,015)     122,533     268,008      (193,927)      74,081
  Furnitures and equipments                357,722      (285,262)      72,460     265,655      (224,935)      40,720
  EDP systems                            2,627,403    (2,223,300)     404,103   2,621,957    (2,175,888)     446,069
  Other (Communication, security and
    transportation)                        285,876      (199,660)      86,216     227,679      (154,346)      73,333
                                         ---------    ----------    ---------   ---------    ----------    ---------
DEFERRED CHARGES                           920,133      (408,842)     511,291     512,767      (233,415)     279,352
                                         ---------    ----------    ---------   ---------    ----------    ---------
  Leasehold improvements                   425,104      (132,829)     292,275     284,659      (115,169)     169,490
  Expenses on acquisition of softwares     487,492      (271,760)     215,732     216,059      (113,801)     102,258
  Other deferred expenses                    7,537        (4,253)       3,284      12,049        (4,445)       7,604
                                         =========    ==========    =========   =========    ==========    =========
TOTAL                                    7,082,829    (4,444,333)   2,638,496   6,041,135    (3,971,386)   2,069,749
                                         =========    ==========    =========   =========    ==========    =========

(*)   Includes amounts pledged in guarantee in voluntary deposits (Note 11b)

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 15 - STOCKHOLDERS' EQUITY

a)    Shares

      Capital comprises 1,221,996,220 book-entry shares with no par value, of which 626,500,256 are common and 595,495,964 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the control block, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 14,254,213 (R$ 8,300,000 at 03/31/2006), of which R$ 10,471,749 (R$ 6,658,202 at
      03/31/2006) refers to stockholders domiciled in the country and R$ 3,782,464 (R$ 1,641,798 at 03/31/2006) refers to stockholders domiciled abroad. Capital increase arises from the acquisition of BKB operations in Brazil, Chile and Uruguay, in accordance with ESMs of August 25, 2006 and December 26, 2006.

      The table below shows the change in shares of capital stock and treasury shares during the period.

                                                                         NUMBER
                                                       -----------------------------------------      Total
                                                          Common      Preferred        Total          Value
                                                       -----------   -----------   -------------   ----------
Shares of capital stock at 12/31/2006 and 03/31/2007   626,500,256   595,495,964   1,221,996,220
Treasury shares at 12/31/2006 (*)                        4,996,723    19,781,140      24,777,863   (1,122,933)
  Purchases of shares                                      124,900            --         124,900       (8,108)
  Disposals - stock option plan                                 --    (2,698,100)     (2,698,100)     118,778
Treasury shares at 03/31/2007 (*)                        5,121,623    17,083,040      22,204,663   (1,012,263)
                                                       -----------   -----------   -------------   ----------
Outstanding shares 03/31/2007                          621,378,633   578,412,924   1,199,791,557
                                                       ===========   ===========   =============
Outstanding shares 03/31/2006                          601,545,397   506,189,220   1,107,734,617
                                                       ===========   ===========   =============

(*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

      We detail below the costs of shares repurchased in the period as well as the average cost of treasury shares and their market price at 03/31/2007:

Cost/Market Value                        Common   Preferred
--------------------------------------   ------   ---------
Purchase of only one lot minimum,
  weighted average and maximum amounts    64.92
                                          -----
Total treasury shares
  Average cost                            50.81       44.02
  Market value                            61.38       71.90

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

b)    Dividends

      Stockholders are entitled to a mandatory dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.055 per share to be paid to preferred shares.

      The Board of Directors' Meeting of February 12, 2007 resolved:

      a) to reestablish the system of monthly advance of the mandatory dividend, starting upon the payment to be made on 04/02/2007, based on the final share position of 02/28/2007, in replacement of the current system of monthly payment of interest on capital introduced in January 1997;

      b) consequently, as from 04/02/2007, shareholders will monthly receive dividends in the amount of R$ 0.024 per share (without withholding income tax), instead of interest on capital in the amount of R$
            0.024 per share (net of R$ 0.0204 per share, already deducting Income Tax Withheld at Source of 15%, except for immune or exempt corporate shareholders);

      c) shareholders (individual or corporate), who received interest on capital with the deduction of this tax (R$ 0.0204 per share), will start to receive dividends at the amount declared (R$ 0.024 per share), representing an increase of approximately 18%.

      I - Calculation

Net income                                                     1,754,380
Adjustments:
  (-) Legal reserve                                              (87,719)
Dividend calculation basis                                     1,666,661
Dividends and interest on capital paid/advanced/provided for     570,788   34.2%

      II - Payments/Provision of Interest on Capital and Dividends

                                                                                       Gross      WTS        Net
                                                                                      -------   -------   -------
Paid / Prepaid                                                                         57,524    (8,629)   48,895
  2 monthly installments of R$ 0.024 per share paid between February and March 2007    57,524    (8,629)   48,895
Provided for (*)                                                                      521,893        --   521,893
  1 monthly installment of R$ 0.024 per share to be paid April 2007.                   28,792        --    28,792
  Dividends provided for - R$ 0.41 per share                                          493,101        --   493,101

Total from 01/01 to 03/31/2007 - R$ 0.48 net per share                                579,417    (8,629)  570,788
                                                                                      -------   -------   -------
Total from 01/01 to 03/31/2006 - R$ 0.42 net per share                                553,094   (82,964)  470,130
                                                                                      =======   =======   =======

(*)   Recorded in Other Liabilities - Social and Statutory.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

c)    Capital and revenue reserves

                                                         03/31/2007   03/31/2006
                                                         ----------   ----------
CAPITAL RESERVES                                          1,290,059    1,290,005
Premium on subscription of shares                         1,289,226    1,289,226
Reserves arising from tax incentives and restatement
  of equity securities                                          833          779
REVENUE RESERVES                                         13,474,035    9,202,536
Legal                                                     1,038,145      728,240
Statutory:                                               12,435,890    8,474,296
                                                         ----------    ---------
  o Dividends Equalization (1)                            5,188,784    3,969,562
  o Working capital increase (2)                          2,522,404    1,631,851
  o Increase in capital of investees (3)                  4,724,702    2,872,883

(1) Reserve for Dividends Equalization - its purpose is to guarantee funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.

(2) Reserve for Working Capital - its purpose is to guarantee funds for the Bank's operations.

(3) Reserve for Increase in Capital of Investees - its purpose is to guarantee the preferred subscription right in the capital increases, of investees.

d)    Reconciliation of Net Income and Stockholders' Equity

      The difference between the Net Income and Stockholders' Equity of ITAU HOLDING and ITAU HOLDING CONSOLIDATED (Note 2b) arises from the adoption of different criteria for the amortization of goodwill on purchase of investments, the recording of deferred tax assets and the write-off of unrealized income on intercompany operations, on which related taxes were deferred.

                                   Net income           Stockholders' equity
                            -----------------------   -----------------------
                             01/01 to     01/01 to
                            03/31/2007   03/31/2006   03/31/2007   03/31/2006
                            ----------   ----------   ----------   ----------
ITAU HOLDING                 1,754,380    1,979,497   28,194,537   17,999,063
Amortization of goodwill       208,296       61,146   (4,435,904)  (1,523,356)
Deferred tax asset             (61,047)    (580,689)   1,214,703      145,673
Unrealized income (loss)            27           27       (2,632)      (2,739)
ITAU HOLDING CONSOLIDATED    1,901,656    1,459,981   24,970,704   16,618,641

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

e)    Stock Option Plan

      This plan aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle to the subscription of one authorized capital share or, at the discretion of the management, to one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the year-end balance sheet date. The ITAU HOLDING Compensation Committee is responsible for defining the total number of options to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the "vesting" and "blackout" periods for exercising the options. Options may be granted to eligible employees of Itau Holding or officers and employees of controlled companies for extraordinary and significant reasons and at the employment of highly qualified individuals.

      The exercise price of each series is fixed taking into consideration the average stock price at the Sao Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

      The exercise of stock options, pursuant to the Plan's regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting records related to the plan are carried out upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders' Equity.

      The dilution percentage of the current stockholders' interest, in the event all granted options were exercised by the end of the vesting period and based on the market value of Stockholders' Equity, would be 0.18% in 2007, 0.37% in 2008, 0.37% in 2009, 0.31% in 2010, 0.35% in 2011, and
      0.33% in 2012.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

I - Total granted options

                                                 Exercise
      Granting           Vesting     Exercise      price                            Options
--------------------     period       period     restated   ----------------------------------------------------
N(degree)     Date        until        until       (R$1)      Granted     Exercised    Cancelled   Not exercised
---------   --------   ----------   ----------   --------   ----------   ----------   ----------   -------------
Closed Series                                               26,258,180   25,864,180      394,000             --
                                                            ----------   ----------   ----------     ----------
6th         02/14/00   12/31/2004   12/31/2007     21.65     5,332,000    5,044,000      254,000         34,000
6th         05/02/05   12/31/2004   12/31/2007     21.65        12,390        9,910           --          2,480
7th         02/19/01   12/31/2005   12/31/2008     28.06     5,100,000    4,366,000      216,000        518,000
7th         05/02/05   12/31/2005   12/31/2008     28.06        14,900       11,920           --          2,980
8th         03/04/02   12/31/2006   12/31/2009     26.59        90,000       50,000           --         40,000
8th         03/04/02   12/31/2006   12/31/2009     26.75     5,341,500    2,952,000      253,500      2,136,000
8th         01/07/04   12/31/2006   12/31/2009     26.75        62,500       62,500           --             --
8th         05/02/05   12/31/2006   12/31/2009     26.75        14,060       11,250           --          2,810
9th         03/10/03   12/31/2007   12/31/2010     18.12       135,000       30,000           --        105,000
9th         03/10/03   12/31/2007   12/31/2010     18.13     5,339,000      792,700      232,000      4,314,300
9th         01/07/04   12/31/2007   12/31/2010     18.13        62,500           --           --         62,500
9th         05/02/05   12/31/2007   12/31/2010     18.13        11,270           --        9,020          2,250
9th         08/01/05   12/31/2007   12/31/2010     18.13        10,000           --           --         10,000
10th        02/16/04   12/31/2008   12/31/2011     27.38     5,046,950      335,000      285,300      4,426,650
10th        08/01/05   12/31/2008   12/31/2011     27.38        10,000           --           --         10,000
11th        02/21/05   12/31/2009   12/31/2012     38.54     4,016,200      249,000      135,100      3,632,100
11th        08/01/05   12/31/2009   12/31/2012     38.54        10,000           --           --         10,000
12th        02/21/06   12/31/2010   12/31/2013     57.34     4,323,500       24,000       83,000      4,216,500
13th        02/14/07   12/31/2011   12/31/2014     73.01     3,918,100           --           --      3,918,100
                                                            ----------   ----------   ----------     ----------
                                                 Total      65,108,050   39,802,460    1,861,920     23,443,670
                                                            ==========   ==========    =========     ==========

II - Change in stock options

                          Number     Price (*)
                        ----------   ---------
Balance at 12/31/2006   22,342,690     32.58
Options:
o Granted                3,918,100
o Cancelled               (119,020)
o Exercised             (2,698,100)
Balance at 03/31/2007   23,443,670     40.31

(*)   Weighted average exercise price.

III - Exercised options in the period (R$1)

           Number of   Exercise price
Granting     shares         (*)         Market value (*)
--------   ---------   --------------   ----------------
7th          265,150        27.87             76.59
8th        2,374,250        26.56             77.84
9th           18,700        18.12             74.41
11th          40,000        28.54             71.60
Total      2,698,100        26.81             77.60

(*)   Weighted average value

IV - Effect of the option exercise

Amount received for the sale of shares - exercised options     72,330
(-) Cost of treasury shares sold                             (118,778)
Effect on sale (*)                                            (46,448)

(*)   Recorded in revenue reserves.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 16 - RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in the consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

o The parent company ITAUSA, its controlling companies and non-financial subsidiaries, especially Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itausa Empreendimentos S.A.;

o Fundacao Itaubanco, FUNBEP - Multisponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG), closed-end private pension funds that administer supplementary retirement plans sponsored by ITAU HOLDING and/or its subsidiaries, as described in Note 18a; and

o Fundacao Itau Social and Instituto Itau Cultural, entities sponsored by ITAU HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 21e and 21f.

The transactions with these related parties are not significant in the overall context of ITAU HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

o Bank transactions under normal conditions, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as current accounts, investments in and redemption of securities and the provision for custody/management services.

o Purchase, lease, maintenance and technical assistance of IT equipment from Itautec S.A. and subsidiaries; and

o     Rental of real estates from ITAUSA, Fundacao Itaubanco, FUNBEP and PREBEG.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 17 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAU HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:



                                                             BOOK VALUE                  MARKET
                                                      -----------------------   -----------------------
                                                      03/31/2007   03/31/2006   03/31/2007   03/31/2006
                                                      ----------   ----------   ----------   ----------
Interbank deposits                                    11,120,507    8,190,176   11,151,238    8,223,739
Securities and derivative financial instruments       62,659,277   35,601,215   62,854,079   36,067,526

  Additional provision (exceeding minimum required)
  Adjustment of available-for-sale securities
  Adjustment of held-to-maturity securities
Loan, lease and other credit operations               83,566,192   59,300,711   83,761,980   59,575,698
Investment in BPI                                        736,377      548,331    2,381,327    1,929,236

  Parent company
  Minority interest (1)
Fundings and borrowings (2)                           37,957,844   31,532,815   37,969,574   31,628,796
Securitization of foreign payment orders               1,356,278    1,168,970    1,380,570    1,166,347
Subordinated debts                                     9,525,148    4,470,568    9,629,758    4,511,433
Treasury shares                                        1,012,263    1,132,374    1,544,932    1,575,674
Total unrealized

                                                                  Unrealized income (loss) (3)
                                                      -------------------------------------------------
                                                               Result             Stockholders' equity
                                                      -----------------------   -----------------------
                                                      03/31/2007   03/31/2006   03/31/2007   03/31/2006
                                                      ----------   ----------   ----------   ----------
Interbank deposits                                        30,731       33,563       30,731       33,563
Securities and derivative financial instruments          426,327      979,517      194,802      466,311
                                                       ---------    ---------    ---------    ---------
  Additional provision (exceeding minimum required)           --      280,000           --      280,000
  Adjustment of available-for-sale securities            205,400      496,423           --           --
  Adjustment of held-to-maturity securities              220,927      203,094      194,802      186,311
Loan, lease and other credit operations                  195,788      274,987      195,788      274,987
Investment in BPI                                      1,644,950    1,380,905    1,644,950    1,380,905
                                                       ---------    ---------    ---------    ---------
  Parent company                                         969,849      814,170      969,849      814,170
  Minority interest (1)                                  675,101      566,735      675,101      566,735
Fundings and borrowings (2)                              (11,730)     (95,981)     (11,730)     (95,981)
Securitization of foreign payment orders                 (24,292)       2,623      (24,292)       2,623
Subordinated debts                                      (104,610)     (40,865)    (104,610)     (40,865)
Treasury shares                                               --           --      532,669      443,300
Total unrealized                                       2,157,164    2,534,749    2,458,308    2,464,843

(1) The investment held by minority stockholders does not affect the result of ITAU HOLDING.

(2) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities.

(3)   It does not consider corresponding tax effects.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

To obtain the market values for these Financial Instruments, the following criteria were adopted:

o Interbank investments were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on April 2, 2007 for floating-rate securities.

o Securities and derivative financial instruments, according to the rules established by Circular Letters 3068 and 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

o Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

o Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

o Time and Interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on April 2, 2007. The effects of hedges (swap contracts) are also taken into account.

o Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

o Subordinated debts, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

o Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 18 - BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution 371, dated December 13, 2000, we present the policies adopted by ITAU HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)    Supplementary retirement benefits:

      ITAU HOLDING and its subsidiary companies sponsor the following supplementary retirement plans:

                                Entity                                                    Benefit plan
-----------------------------------------------------------   -------------------------------------------------------------------
Fundacao Itaubanco                                            Supplementary Retirement Plan - PAC (1)
                                                              Franprev Benefit Plan - PBF (1)
                                                              002 Benefit Plan - PB002 (1)
                                                              Itaulam Basic Plan - PBI (1)
                                                              Itaulam Supplementary Plan - PSI (2)

Fundacao Bemgeprev                                            Supplementary Retirement Plan - Flexible Premium

Funbep Fundo de Pensao Multipatrocinado                       Funbep I Benefit Plan (1)
                                                              Funbep II Benefit Plan (2)

Caixa de Previdencia dos Funcionarios do Banco Beg - Prebeg   Prebeg Benefit Plan (1)

Citiprevi - Entidade Fechada de Previdencia Complementar      Credicard Retirement Plan (1)

(Orbitall/Credicard Itau)                                     Credicard Supplementary Retirement Plan (2)

Itaubank Sociedade de Previdencia Privada                     Itaubank Retirement Plan (3)

(1)   Defined benefit plan

(2)   Variable contribution plan

(3)   Defined contribution plan

      The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002 and Credicard, also as death benefits), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made and its payment is made for an established period, which does not require actuarial calculation.

      All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itau Vida e Previdencia S.A.

      During the period, the contributions paid totaled R$ 8,608 (R$ 7,460 from January 1 to March 31, 2006). The contribution rate increases based on the beneficiary's salary.

b)    Post-employment benefits

      ITAU HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAU, under the terms and conditions established, in which health plans are totally or partially sponsored for former workers and beneficiaries. During the period, the contributions made totaled R$ 1,834 (R$ 2,596 from January 1 to March 31, 2006). The contribution rate increases based on the beneficiary's age.

c)    Net amount of assets and actuarial liabilities of the benefit plans:

      The net assets and actuarial liabilities calculated in conformity with the criteria established by CVM Resolution 371 of December 13, 2000 are summarized below.

                          03/31/2007   03/31/2006
                          ----------   ----------
Net assets of the plans   11,001,610    9,726,000
Actuarial liabilities     (8,949,480)  (8,172,619)
                          ----------   ----------
Surplus (*)                2,052,130    1,553,381
                          ==========   ==========

(*) According to paragraph 49g of the attachment to CVM Resolution 371 of December 13, 2000, the net surplus was not recognized.

      In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 29,108 (R$ 31,718 at March 31, 2006) (Note
      12c) to cover insufficient actuarial reserves.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

d)    Changes in net assets, actuarial liabilities and surplus

                                                    01/01 to 03/31/2007                   01/01 to 03/31/2006
                                          ------------------------------------   -----------------------------------
                                                        Actuarial                             Actuarial
             DESCRIPTION                    Assets     liabilities   Surplus       Assets    liabilities    Surplus
---------------------------------------   ----------   -----------   ---------   ---------   -----------   ---------
Present value - beginning of the period   10,599,436    (8,574,690)  2,024,746   9,178,748    (8,035,973)  1,142,775
Adjustments in the period (1)                             (196,995)   (196,995)
Expected return on assets/ Cost of
  current service + interest                 322,472      (276,036)     46,436     279,975      (253,183)     26,792
Benefits paid                                (98,241)       98,241          --     (96,574)       96,574          --
Contributions of sponsors/participants         7,109            --       7,109      16,518            --      16,518
Gains/(losses) in the period (2)(3)          170,834            --     170,834     347,333        19,963     367,296
Present value - end of the period         11,001,610    (8,949,480)  2,052,130   9,726,000    (8,172,619)  1,553,381

(1)   Corresponds to the change in mortality table, from GAM-83 to AT-83.

(2) The gains in assets correspond to the actual earnings obtained above the expected return rate on assets.

(3) Gains on actuarial liabilities refer to the revision of future contributions.

e)    Main assumptions used in actuarial evaluation

Discount rate                                  10.24% p.a.
Expected return rate on assets                 12.32% p.a.
Mortality table (1)                               AT-83
Turnover (2)                               Itau Exp. 2003/2004
Future salary growth                           7.12% p.a.
Growth of the pension fund and social
  security benefits                            4.00% p.a.
Inflation                                      4.00% p.a.
Actuarial method                        Projected Unit Credit (3)

(1)   On March 31, 2006, the GAM-83 mortality table was adopted.

(2) The turnover assumption is based on the effective experience of ITAU HOLDING, resulting in an average of 1.2% p.a. based on experience 2003/2004.

(3) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 19 - INFORMATION ON FOREIGN SUBSIDIARIES

                                                                                                 Banco Itau Europa S.A.
                                            Foreign branches (1)    Banco Itau Buen Ayre S.A.       Consolidated (2)
                                          -----------------------   -------------------------   -----------------------
                                          03/31/2007   03/31/2006    03/31/2007   03/31/2006    03/31/2007   03/31/2006
                                          ----------   ----------   -----------   -----------   ----------   ----------
Assets
Current and long-term receivables
Cash and cash equivalents                    424,328      141,805        45,901       44,929      117,961       36,377
Interbank investments                      9,131,570    2,783,692         1,783           --    3,558,928    2,668,511
Securities                                15,430,141    8,827,665       179,231      243,541    1,807,546    2,084,722
Loan, lease and other credit operations    4,421,216    2,897,089       822,002      735,620    2,281,035    1,763,630
Prepaid expenses                              23,128       26,881         2,460        1,666       19,486        8,268
Other assets                                 869,323    1,013,929       239,352      199,682       90,674       44,984
Permanent assets
  Investments                                472,898      556,484         6,535        6,766      603,760      504,700
  Fixed assets and deferred charges            6,601        7,615        35,746       32,645       15,172       15,722
Total                                     30,779,205   16,255,160     1,333,010    1,264,849    8,494,562    7,126,914
                                          ==========   ==========     =========    =========    =========    =========
Liabilities
Current and long-term liabilities
Deposits                                   3,742,373    3,914,982     1,046,791    1,013,381    3,788,044    3,116,073
                                          ----------   ----------     ---------    ---------   ----------   ----------
  Demand deposits                          1,043,294      497,263       255,838      324,030      371,537      431,282
  Savings deposits                                --           --       306,053      257,190           --           --
  Interbank deposits                           7,188        3,365        37,875      114,207    1,958,186       88,750
  Time deposits                            2,691,891    3,414,354       447,025      317,954    1,458,321    2,596,041
Deposits received under securities
  repurchase agreements                   10,763,305    1,719,200            --           --      337,482      170,612
Funds from acceptance and issuance of
  securities                                 770,467      798,035            --           --    2,464,915    1,810,465
Borrowings                                 5,411,565    2,348,625         8,552           --      548,488      855,639
Derivative financial instruments           1,536,432    1,090,345            --           --       23,398       28,820
Other liabilities                          2,621,200    2,822,758        67,310       36,260       86,535       51,762
Deferred income                                8,212        7,634            --           --        5,069        4,573
Minority interest in subsidiaries                 --           --            --           --          108          124
Stockholders' equity
  Capital and reserves                     5,838,226    3,424,874       206,838      209,315    1,209,807    1,040,440
  Net income                                  87,425      128,707         3,519        5,893       30,716       48,406
Total                                     30,779,205   16,255,160     1,333,010    1,264,849    8,494,562    7,126,914

                                                                    Consolidated   Consolidated        Other foreign
                                              Itau Bank, Ltd.        Chile (3)      Uruguay (4)        companies (5)
                                          -----------------------   ------------   ------------   -----------------------
                                          03/31/2007   03/31/2006    03/31/2007     03/31/2006    03/31/2007   03/31/2006
                                          ----------   ----------   -----------    ------------   ----------   ----------
Assets
Current and long-term receivables
Cash and cash equivalents                     91,094       49,756       420,566        219,737       474,334      185,717
Interbank investments                      2,357,482    1,961,075       362,755        777,159       176,968      510,174
Securities                                 1,855,766    1,184,554       936,656         85,553       620,954       62,006
Loan, lease and other credit operations        4,804        3,689     4,849,432        781,913            --           --
Prepaid expenses                                 116          145         5,347          6,922            99          192
Other assets                                 434,497      283,790       200,743         18,685        58,949      145,105
Permanent assets
  Investments                                295,799            3        29,292             --     2,984,734    2,499,787
  Fixed assets and deferred charges               --           --       115,508         19,260         5,815        3,019
Total                                      5,039,558    3,483,012     6,920,299      1,909,229     4,321,853    3,406,000
                                           =========    =========     =========      =========     =========    =========
Liabilities
Current and long-term liabilities
Deposits                                   1,679,836      791,858     4,921,885      1,495,407            --           --
                                          ----------   ----------   -----------    -----------    ----------   ----------
  Demand deposits                            106,718       50,930       863,291        733,138            --           --
  Savings deposits                                --           --            --        421,833            --           --
  Interbank deposits                         301,139      731,177            37         29,507            --           --
  Time deposits                            1,271,979        9,751     4,058,557        310,929            --           --
Deposits received under securities
  repurchase agreements                      751,079       59,955       227,281             --       328,740           --
Funds from acceptance and issuance of
  securities                                  77,003      204,435       655,895             --            --           --
Borrowings                                     5,113        5,163       210,283              8        40,316          139
Derivative financial instruments             122,703       90,318         8,236             --        14,132           --
Other liabilities                          1,021,832    1,118,856       130,372        213,812        70,232       63,929
Deferred income                                    4            6            --             --           419          400
Minority interest in subsidiaries                 --           --            69             17           128          148
Stockholders' equity
  Capital and reserves                     1,357,066    1,234,283       747,154        195,547     3,766,942    3,257,948
  Net income                                  24,922      (21,862)       19,124          4,438       100,944       83,436
Total                                      5,039,558    3,483,012     6,920,299      1,909,229     4,321,853    3,406,000

                                                  Foreign
                                              consolidated (6)
                                          -----------------------
                                          03/31/2007   03/31/2006
                                          ----------   ----------
Assets
Current and long-term receivables
Cash and cash equivalents                  1,397,317      274,625
Interbank investments                     13,374,848    5,194,485
Securities                                20,547,131   12,030,929
Loan, lease and other credit operations   13,116,429    5,399,890
Prepaid expenses                              57,576       37,171
Other assets                               1,898,586    1,668,832
Permanent assets
  Investments                                772,709      555,504
  Fixed assets and deferred charges          198,101       59,001
Total                                     51,362,697   25,220,437
                                          ==========   ==========
Liabilities
Current and long-term liabilities
Deposits                                  13,803,381    5,972,391
                                          ----------   ----------
  Demand deposits                          2,589,022      731,306
  Savings deposits                           727,886      257,190
  Interbank deposits                       2,032,800      346,294
  Time deposits                            8,453,673    4,637,601
Deposits received under securities
  repurchase agreements                   11,701,258    1,777,891
Funds from acceptance and issuance of
  securities                               3,897,912    2,790,433
Borrowings                                 6,180,873    3,143,079
Derivative financial instruments           1,658,664    1,118,348
Other liabilities                          4,147,334    4,023,693
Deferred income                               13,704       12,613
Minority interest in subsidiaries             90,181      115,951
Stockholders' equity
  Capital and reserves                     9,672,301    6,053,150
  Net income                                 197,089      212,888
Total                                     51,362,697   25,220,437

(1) Banco Itau S.A. Branches: Grand Cayman, New York and Tokyo, Banco Itau BBA S.A.. - Nassau Branch, Banco Itau-BBA S.A. - Uruguay Branch, Banco Itau Holding Financeira S.A. - Grand Cayman Branch and Banco Itaubank S.A. - Nassau Branch.(Only at 03/31/2007).

(2) Banco Itau Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itau Europa Luxembourg S.A., Banco Itau Europa Fund Management Company, S.A., BIEL Fund Management Company S.A. and BIE Cayman, Ltd.

(3) Itau Chile Holdings, Inc., BICSA Holdings LTD., Banco Itau Chile S.A., Itau Chile Inversiones, Servicios Y Administracion S.A., Itau Chile Corredor de Bolsa Ltda., Itau Chile Corredora de Seguros Ltda., Itau Chile Administradora General de Fondos S.A., Itau Chile Securitizadora S.A. and Recuperadora de Creditos Ltda.

(4) ACO Ltda., Banco Itau Uruguay S.A., Itau Uruguay Directo S.A., OCA Casa Financiera S.A. and OCA S.A.

(5) Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itau Asset Management S. A. Sociedad Gerente de Fondos Comunes de Inversion, Itau Europa, SGPS, Lda., Itausa Portugal - SGPS, S.A., Itau Leasing de Chile Ltda.(only on 03/31/2006), Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itausa Portugal Investimentos, SGPS Lda., Itau Europa Luxembourg Advisory Holding Company S.A., Itausa Europa - Investimentos, SGPS, Lda., Agate SaRL, ITB Holding Ltd., Topaz Holding Ltd., Itau USA Inc, Jasper International Investiment LLC, Itauinv - Itau International Investment LLC, ITrust Servicios Financieros S.A., Banco Del Parana S.A.,Albarus S.A., I.F.E. A., Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation, Itau Sociedad de Bolsa S.A., Peroba Ltd., Mundostar S.A., Karen International Ltd., Nevada Woods S.A., and AKBAR - Marketing e Servicos, Lda (only at 03/31/ 2006), Libero Trading International Ltd. Itau Asia Limited (only at 03/31/2007) and Itau Securities, Inc.

(6) Information on foreign consolidated presents balances net of eliminations from consolidation.


                                       137

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 20 - RECLASSIFICATION FOR COMPARISON PURPOSES

We reclassified some balances as of March 31, 2006, for comparison purposes, in view of the regrouping of the headings in the Balance Sheet of Foreign Exchange Portfolio - related to the reclassification in Other Liabilities of Advances on Foreign Exchange Contracts; and the reclassification of Tax Contingencies from Liabilities - Tax and Social Security to Other Sundry Liabilities, in such a way as to comply with CVM Resolution 489 of October 3, 2005, and the more adequate classification of Banking Service Fees and Extraordinary Result in the Statement of Income.

                                                      Prior Balances   Reclassifications   Current balances
                                                      --------------   -----------------   ----------------
CURRENT AND LONG-TERM RECEIVABLES                       160,289,920        1,219,289          161,509,209
OTHER RECEIVABLES                                        25,492,593        1,219,289           26,711,882
  Foreign exchange portfolio                             12,620,673        1,219,289           13,839,962
TOTAL ASSETS                                            163,203,792        1,219,289          164,423,081
                                                        -----------        ---------          -----------
CURRENT AND LONG-TERM LIABILITIES                       145,170,790        1,219,289          146,390,079
OTHER LIABILITIES                                        36,553,568        1,219,289           37,772,857
  Foreign exchange portfolio                             12,813,144        1,219,289           14,032,433
  Tax and social security                                 5,685,928         (288,979)           5,396,949
  Sundry                                                  3,907,589          288,979            4,196,568
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              163,203,792        1,219,289          164,423,081

STATEMENT OF INCOME FOR THE PERIOD
INCOME FROM FINANCIAL OPERATIONS                          5,862,164           33,245            5,895,409
  Securities and derivative financial instruments         1,582,595           33,245            1,615,840
INCOME FRON FINANCIAL OPERATIONS BEFORE LOAN LOSSES       4,366,265           33,245            4,399,510
GROSS INCOME FROM FINANCIAL OPERATIONS                    3,085,123           33,245            3,118,368
OTHER OPERATING INCOME (EXPENSES)                          (725,111)         (33,245)            (758,356)
  Banking service fees                                    2,120,872               --            2,120,872
    Current account services                                385,553          (20,846)             364,707
    Other                                                   188,185           20,846              209,031
  Other operating expenses                                 (346,297)         (33,245)            (379,542)
OPERATING INCOME                                          2,360,012               --            2,360,012
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING          2,357,569               --            2,357,569
NET INCOME                                                1,459,981               --            1,459,981


                                       138

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

NOTE 21 - ADDITIONAL INFORMATION

a) Insurance Policy - ITAU HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to insure their assets and properties at amounts considered sufficient to cover possible claims.

b)    Foreign currencies

      The balances in reais linked to foreign currency were:

                                                       03/31/2007    03/31/2006
                                                      -----------   -----------
Permanent foreign investments                           9,869,390     6,266,038
Net amount of other assets and liabilities indexed
  to foreign currency, including derivatives          (15,014,282)   (9,081,284)
Net foreign exchange position (*)                      (5,144,892)   (2,815,246)

(*) If the participation of other stockholders in Banco Itau Europa S.A. were not considered, the net foreign exchange position would amount to R$ (5,878,274), (R$ (3,434,194) at 03/31/2006.

      The net foreign exchange position, considering the tax effects on the net balance of the other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c) Investment funds and managed portfolios - ITAU HOLDING, through its subsidiaries, manages the following types of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, and its customers' and Group portfolios, domestic and foreign. These are classified in memorandum accounts, as follows:

                              Amount                    Amount (*)              Number of funds
                    -------------------------   -------------------------   -----------------------
                     03/31/2007    03/31/2006    03/31/2007    03/31/2006   03/31/2007   03/31/2006
                    -----------   -----------   -----------   -----------   ----------   ----------
Investment funds    174,836,498   126,557,881   174,836,498   126,557,881        1,014          734
Fixed income        160,958,899   120,005,788   160,958,899   120,005,788          895          655
Shares               13,877,599     6,552,093    13,877,599     6,552,093          119           79
Managed portfolio    52,162,209    40,876,141    11,434,092     9,018,498        4,720        4,115
Customers            33,144,391    24,239,651     7,766,412     5,422,648        4,673        4,068
Itau Group           19,017,818    16,636,490     3,667,680     3,595,850           47           47
TOTAL               226,998,707   167,434,022   186,270,590   135,576,379        5,734        4,849

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)    Funds from consortia

                                                                  03/31/2007   03/31/2006
                                                                  ----------   ----------
  Monthly estimate of installments receivable from participants       30,124       34,528
  Group liabilities by installments                                1,183,238    1,293,350
  Participants - assets to be delivered                            1,025,385    1,140,348
  Funds available for participants                                   205,475      181,124

(In units)
  Number of managed groups                                               806          952
  Number of current participants                                     107,510      125,000
  Number of assets to be delivered to participants                    42,442       51,422

e) Fundacao Itau Social - ITAU HOLDING and its subsidiaries are the main sponsors of Fundacao Itau Social, the objectives of which are: 1) managing the "Itau Social Program", which aims at coordinating the organization's role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itau Social Program", and 3) providing food and other similar benefits to the employees of ITAU HOLDING and other companies of the group.

      Donations made by the consolidated companies totaled R$ 635 in the period, and the Foundation's social net assets totaled R$ 391,687 at March 31, 2007. The profitability arising from its investments will be used for the Foundation's social purposes.


                                       139

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

f) Instituto Itau Cultural - IIC - ITAU HOLDING and its subsidiaries are supporters of Instituto Itau Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 7,000 (R$ 5,500 from January 1 to March 31, 2006).


                                       140

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

g)    Statement of Cash Flows

      I - ITAU HOLDING CONSOLIDATED

                                                                                                      01/01 to     01/01 to
                                                                                                     03/31/2007   03/31/2006
                                                                                                    -----------   ----------
    Adjusted Net Income                                                                               4,213,646    3,542,209
      Net income                                                                                      1,901,656    1,459,981
      Adjustment to net income:                                                                       2,311,990    2,082,228
        Adjustment to market value of securities and derivative financial instruments
          (assets/liabilities)                                                                         (128,287)      55,986
        Allowance for loan losses                                                                     1,500,188    1,439,714
        Results from operations with subordinated debts                                                  54,698       (6,388)
        Results from securitization of foreign payment orders                                           (41,244)     (78,715)
        Change in technical provision for insurance, pension plan and capitalization                    771,953      561,107
        Depreciation and amortization                                                                   167,002      138,750
        Adjustment to legal liabilities - tax and social security                                       213,669      (41,050)
        Adjustment to provision for contingent liabilities                                             (182,001)      40,738
        Deferred taxes                                                                                    9,112      (68,348)
        Equity in earnings of affiliates                                                                (32,431)     (37,206)
        Income from held-to-maturity securities                                                          (7,843)      74,438
        Minority interest result                                                                          7,341       (1,620)
        Other                                                                                           (20,167)       4,822
    Changes in assets and liabilities                                                               (22,736,197)  (2,906,224)
      (Increase) Decrease in interbank investments                                                   (9,107,321)     514,541
      (Increase) Decrease in securities and derivative financial instruments (assets/liabilities)   (14,291,588)  (2,712,800)
      (Increase) Decrease in Central Bank of Brazil compulsory deposits                                 410,582    1,405,100
      (Increase) Decrease in interbank and interbranch accounts (assets/liabilities)                    163,156       58,543
      (Increase) Decrease in loan, lease and other credit operations                                 (1,231,662)  (4,212,032)
      (Increase) Decrease in other receivables and assets                                              (549,171)    (108,829)
      (Increase) Decrease in foreign exchange portfolio and negotiation and intermediation of
        securities (assets/liabilities)                                                                  82,564      500,649
      (Decrease) Increase in technical provisions for insurance, pension plan and capitalization        322,264      337,600
      (Decrease) Increase in other liabilities                                                        1,468,276    1,308,931
      (Decrease) Increase in deferred income                                                             (3,297)       2,073
OPERATING ACTIVITIES - Net cash provided by/ (invested)                                             (18,522,551)     635,985
  Funds from interest received and redemption of held-to-maturity securities                             75,162       45,641
  Disposal of assets not for own use                                                                     24,316       80,345
  Sale of investments                                                                                       240          375
  Disposal of fixed assets                                                                                8,871        6,689
  Purchase of held-to-maturity securities                                                                   (42)          --
  Purchase of assets not for own use                                                                    (11,443)     (80,709)
  Purchase of investments                                                                               (11,673)     (17,498)
  Purchase of fixed assets for use                                                                     (121,342)     (80,324)
  Deferred charges                                                                                      (35,442)     (32,327)
  Changes in minority interest                                                                             (581)     210,812
INVESTMENT ACTIVITIES - Net cash provided by/ (invested)                                                (71,934)     133,004
  Increase (Decrease) in deposits                                                                    (4,377,468)   1,168,273
  Increase (Decrease) in deposits received under securities repurchase agreements                    20,429,342     (116,050)
  Increase (Decrease) in funds from acceptance and issuance of securities                               289,558    1,753,667
  increase (Decrease) in borrowings and onlendings                                                      912,834     (955,567)
  Increase (Decrease) in credit card operations                                                        (855,474)    (973,936)
  Increase (Decrease) in securitization of foreign payment orders                                      (134,195)     (37,650)
  Increase (Decrease) in subordinated debts                                                           4,904,060     (107,465)
  Grant of stock options                                                                                 72,330      101,795
  Purchase of treasury shares                                                                            (8,108)      (1,668)
  Interest on capital paid                                                                           (1,521,128)  (1,353,222)
FINANCING ACTIVITIES - Net cash provided by/ (invested)                                              19,711,751     (521,823)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET                                                 1,117,266      247,166
  At the beginning of the period                                                                      3,391,367    2,084,562
  At the end of the period                                                                            4,508,633    2,331,728


                                       141

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

      II - ITAU HOLDING

                                                                                                      01/01 to     01/01 to
                                                                                                     03/31/2007   03/31/2006
                                                                                                    -----------   ----------
    Adjusted net income (loss)                                                                           (6,392)      15,691
      Net income                                                                                      1,754,380    1,979,497
      Adjustments to net income                                                                      (1,760,772)  (1,963,806)
                                                                                                     ----------   ----------
        Deferred taxes                                                                                   45,265      (94,936)
        Equity in earnings of subsidiaries                                                           (1,818,932)  (1,868,893)
        Amortization of goodwill on purchase of investments                                              12,853           --
        Depreciation and amortization                                                                        42           23
    Changes in assets and liabilities                                                                  (262,577)     368,253
      (Increase) Decrease in interbank investments                                                     (224,247)     364,838
      (Increase) Decrease in securities and derivative financial instruments (assets/liabilities)        (8,587)     (10,761)
      (Increase) Decrease in other receivables and assets                                               149,454       16,147
      Increase (Decrease) in other liabilities                                                         (179,197)      (1,971)
OPERATING ACTIVITIES - Net cash provided by/ (invested)                                                (268,969)     383,944
  Interest on capital/Dividends received                                                              1,727,788      779,772
  Sale of investments                                                                                        16           --
  Purchase of investments                                                                                    --       (1,100)
  Purchase of fixed assets for use/ Investment in deferred charges                                         (149)         (40)
INVESTMENT ACTIVITIES - Net cash provided by/ (invested)                                              1,727,655      778,632
  Increase (Decrease) in interbank deposits                                                                  --       90,382
  Granting of stock options                                                                              72,330      101,795
  Purchase of treasury shares                                                                            (8,108)      (1,668)
  Interest on capital paid                                                                           (1,521,128)  (1,353,222)
FINANCING ACTIVITIES - Net cash provided by/ (invested)                                              (1,456,906)  (1,162,713)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET                                                     1,780         (137)
  At the beginning of the period                                                                        114,481          281
  At the end of the period                                                                              116,261          144


                                       142

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

h)    Consolidated Statement of Added Value

                                                                          01/01 to    Participation    01/01 to    Participation
                                                                         03/31/2007         %         03/31/2006         %
                                                                         ----------   -------------   ----------   -------------
Income from financial operations (a)                                      3,907,360              --    3,118,368              --
Result from operations with insurance, pension plan and capitalization
  (b)                                                                       312,717              --      225,595              --
Other operating revenues/expenses (c)                                       759,254              --      693,106              --
Added value (d = a + b + c)                                               4,979,331              --    4,037,069              --
Compensation of employees (e) (*)                                         1,286,227            25.8    1,209,417            30.0
Payment of taxes and contributions (f)                                    1,784,107            35.8    1,369,291            33.9
Amount distributed to stockholders (g)                                      583,426            11.7      560,431            13.9
  Parent company                                                            579,417            11.6      553,094            13.7
  Minority interests                                                          4,009             0.1        7,337             0.2
Reinvestment of profits (h)                                               1,325,571            26.6      897,930            22.2
  Parent company                                                          1,322,239            26.6      906,887            22.5
  Minority interests                                                          3,332             0.1       (8,957)           (0.2)
Distribution of added value ( i = e + f + g + h)                          4,979,331           100.0    4,037,069           100.0

(*)   Does not include social security contributions.


                                       143

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

Report of Independent Auditors on Limited Reviews

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1 We have carried out limited reviews of the Quarterly Financial Information of Banco Itau Holding Financeira S.A. and Banco Itau Holding Financeira S.A. and its subsidiaries (consolidated) for the quarters ended March 31, 2007 and 2006. This information is the responsibility of the management of the Bank.

2 Our reviews were carried out in conformity with specific standards established by IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the Quarterly Financial Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to above, in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Financial Information, consistent with the Brazilian Central Bank (BACEN) and Brazilian Securities Commission (CVM) regulations.

Sao Paulo, May 7, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647-O/5


                                       144

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007

                       BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23         Publicly-held company         NIRE. 35300010230

                          OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A., having perused the management report and financial statements for the first quarter of 2007, have verified the accuracy of all items examined, understanding them to reflect adequately the company's capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company's Board of Directors.

                            Sao Paulo, May 7, 2007.

                               IRAN SIQUEIRA LIMA
                                    Chairman

                             ALBERTO SOZIN FURUGUEM
                                     Member

                           FERNANDO ALVES DE ALMEIDA
                                     Member


                                       145

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - March 31, 2007